Exhibit 99.2

Execution Version

INVESTMENT AGREEMENT

by and among

VNET GROUP, INC.

and

VECTOR HOLDCO PTE. LTD.

and

BTO VECTOR FUND FD (CYM) L.P.

and

BLACKSTONE TACTICAL OPPORTUNITIES FUND – FD (CAYMAN) – NQ L.P.

Dated as of January 28, 2022

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ii

EXHIBITS

Exhibit A – Form of Notes

Exhibit B – Form of Registration Rights Agreement

Exhibit C – Form of Certificate of Designation

SCHEDULES

Schedule 1 – Schedule of Investors

Schedule 2 – Company Bank Account

Schedule 3 – Restricted Persons

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This INVESTMENT AGREEMENT, dated as of January 28, 2022 (this “Agreement”), by and among (i) VNET GROUP, INC., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”), (ii) VECTOR HOLDCO PTE. LTD., a private company limited by shares incorporated in Singapore (together with its successors and any Permitted Transferee that becomes a party hereto pursuant to Section 5.07 and Section 9.03, “Vector Holdco”), (iii) BTO VECTOR FUND FD (CYM) L.P., a limited partnership established under the Laws of the Cayman Islands (together with its successors and any Permitted Transferee that becomes a party hereto pursuant to Section 5.07 and Section 9.03, “Vector Fund FD”, and together with Vector Holdco, the “Investors” and each an “Investor”), and (iv) BLACKSTONE TACTICAL OPPORTUNITIES FUND – FD (CAYMAN) – NQ L.P. (the “VCOC Investor”, only with respect to Article I (insofar as and only to the extent to which such definitions are used in the other sections with respect to which the VCOC Investor is entering into this Agreement), Section 5.09, Section 5.13 and Article IX).

WHEREAS, the Company desires to issue and deliver to the Investors, and the Investors desire to purchase from the Company, pursuant to the terms and conditions set forth in this Agreement, 2.00% convertible notes due 2027, initially in an aggregate principal amount of US$250,000,000 (the “Notes”) substantially in the form of Exhibit A attached hereto; and

WHEREAS, on January 27, 2022, the Board of the Company has authorized the re-designation of 300,000 Series A-1 perpetual convertible preferred shares of the Company, with a par value US$0.00001 per share (the “Preferred Shares”), having the designation, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions, as specified in the form of the Certificate of Designation attached hereto as Exhibit C (the “Certificate of Designation”) which will be issued as repayment of the Notes to the Investors upon maturity, unless the Notes have been earlier redeemed or converted in full in accordance with their terms.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

Article I

Definitions

Section 1.01     Definitions. (a)  As used in this Agreement (including the recitals hereto), the following terms shall have the following meanings:

“2020 Convertible Note Purchase Agreements” means the convertible note purchase agreements, dated February 19, 2020, February 24, 2020, March 16, 2020, April 27, 2020 or June 5, 2020, between the Company and each of Goldman Sachs Asia Strategic Pte. Ltd. and certain other investors, respectively.

“2020 Convertible Notes” means the convertible promissory notes issued by the Company in the aggregate principal amount of US$200,000,000 pursuant to the 2020 Convertible Note Purchase Agreements.

“2020 Investment Agreement” means the Investment Agreement dated June 22, 2020 among the Company, VECTOR HOLDCO PTE. LTD., BTO VECTOR FUND ESC (CYM) L.P. and BTO VECTOR FUND FD (CYM) L.P., and solely with respect to certain sections thereof, BLACKSTONE TACTICAL OPPORTUNITIES FUND – FD (CAYMAN) – NQ L.P.

“2026 Convertible Notes” means the convertible senior notes issued by the Company in the aggregate principal amount of US$600,000,000 pursuant to the 2026 Indenture.

“2020 Series A Preferred Shares” means Series A perpetual convertible preferred shares of the Company, with a nominal or par value of US$0.00001 each.

“2026 Indenture” means the indenture dated January 26, 2021 by and between the Company and Citicorp International Limited, as trustee.

“Adjusted EBITDA” means, for any period, the Consolidated EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable.

“ADSs” means American depository shares, each representing six (or such other number as applicable at the relevant time) Class A Ordinary Shares.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided, however, that the Company and the other Group Companies shall not be deemed to be Affiliates of any Investor Party or any of its Affiliates.

For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) of a given Person shall mean the possession, directly or indirectly, of the power or authority, whether exercised or not, to direct or cause the direction of the business, management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise; provided that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than 50% of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors (or analogous governing body) of such Person.

“Back Leverage” means, with respect to any Investor, the: (a) incurrence of indebtedness by such Investor (or an Affiliate thereof) to (i) finance a portion of its purchase of the Convertible Securities, (ii) finance a return of capital with respect to its investment in the Convertible Securities (or Conversion Securities), or (iii) refinance or replace indebtedness described in this clause (a), and (b) granting of Liens by such Investor to secure payment of such indebtedness, including on the Convertible Securities and any Conversion Securities held by the Investor Parties.

“beneficially own”, “beneficial ownership of”, or “beneficially owning” any securities shall have the meaning set forth in Rule 13d-3 of the rules and regulations under the Exchange Act.

“Board” means the Board of Directors of the Company.

“Business Day” means any day except a Saturday, a Sunday or other day on which the SEC or banks in the State of New York, PRC, Hong Kong, Singapore or the Cayman Islands are authorized or required by Law to be closed.

“Certificate of Designation” has the meaning set forth in the recitals.

“Class A Ordinary Shares” means the Class A ordinary shares of the Company, with a par value of US$0.00001 each.

“Class B Ordinary Shares” means the Class B ordinary shares of the Company, with a par value of US$0.00001 each.

“Class C Ordinary Shares” means the Class C ordinary shares of the Company, with a par value of US$0.00001 each.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Companies Act” means the Companies Act (2022 Revision) of the Cayman Islands.

“Company IT Systems” means software, firmware, hardware, electronic data processing, telecommunications networks, network equipment, interfaces, platforms, peripherals, computer and information technology systems, platforms and networks, and information contained therein or transmitted thereby, in each case, owned, licensed, or used by any Group Company.

“Company Lease” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any other Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any such Group Company thereunder.

“Company Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each plan, program, policy, contract, agreement or other arrangement that is (i) a stock option, stock purchase, stock appreciation right or other stock-based agreement, program or plan, (ii) an employment, individual consulting, severance, retention or other similar agreement, or (iii) a bonus, incentive, deferred compensation, profit-sharing, retirement, retiree or post-termination, health, welfare, social insurance (including pension, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance), housing funds, overtime working pay, vacation, severance or termination pay, or fringe-benefit or any other benefit or compensation plan, program, policy, contract, agreement or arrangement, in each case that is sponsored, maintained or contributed to by the Company or any of the other Group Companies or to which the Company or any of the other Group Companies contributes or is obligated to contribute to, or has or may have any current or contingent liability or obligation, other than any plan, program, policy, contract, agreement or arrangement sponsored and administered by a Governmental Authority.

“Company PSUs” means performance vesting restricted stock units of the Company granted pursuant to the Company Stock Plans.

“Company RSUs” means service vesting awards of restricted stock units of the Company granted pursuant to the Company Stock Plans.

“Company Stock Options” means options to purchase Class A Ordinary Shares granted pursuant to the Company Stock Plans.

“Company Stock Plans” means the Company’s (i) 2010 Share Incentive Plan, as amended on July 6, 2012, (ii) 2014 Share Incentive Plan, as amended on December 22, 2017, and (iii) 2020 Share Incentive Plan, as adopted on May 13, 2020.

“Consolidated EBIT” means, for any period, the consolidated profits before Tax of the Group for such period:

(i)            adding back interest expense (as reflected in the income statement);

(ii)           before taking into account any consolidated interest income;

(iii)          before taking into account any items treated as Exceptional or Extraordinary items; and

(iv)          before taking into account the profit/loss of the Group which is attributable to minority interest,

in each case, to the extent added, deducted or taken into account, as the case may be, for the purposes of determining the profits of the Group from ordinary activities before Taxation.

“Consolidated EBITDA” means for any period, the Consolidated EBIT for such period before deducting any amount attributable to amortization of goodwill and other intangible assets or depreciation of tangible assets.

“Consolidated Total Borrowings” means, at any time, the aggregate amount of all obligations of the Group for or in respect of any Financial Indebtedness, including the outstanding principal, capital or nominal amount, accrued interest and any fixed or minimum premium payable on prepayment or redemption in respect of any Financial Indebtedness, excluding, for the avoidance of doubt, any such obligations of one member of the Group owing to any other member of the Group; and so that no amount shall be included or excluded more than once.

“Conversion Price” (i) with respect to the Notes, has the meaning set forth in the Notes and (ii) with respect to the Preferred Shares, has the meaning set forth in the Certificate of Designation.

“Conversion Securities” means the Class A Ordinary Shares or the ADSs upon conversion of the Convertible Securities held by such holder in accordance with the terms of the Notes and/or the Certificate of Designation.

“Convertible Securities” means any Note and/or Preferred Share.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associate epidemics, pandemic or disease outbreaks.

“Data Security Requirements” means, collectively, all of the following to the extent relating to confidential or sensitive information, personally identifiable information, personal data, or other protected information relating to individuals or natural persons or otherwise relating to privacy, security, or security breach notification requirements and applicable to any Group Company:  (i) each Group Company’s own rules, policies, and procedures (whether physical or technical in nature, or otherwise), (ii) all applicable Laws and all industry standards in any relevant jurisdiction applicable to the business of each Group Company (including the General Data Protection Regulation (EU) 2016/679 and the Privacy and Electronic Communications (EC Directive) Regulations 2003, or any other Laws which implement any other current or future legal act of the European Union concerning the protection and processing of personal data and any national implementing or successor legislation), and (iii) agreements any Group Company has entered into or by which it is bound.

“Deposit Agreement” means the Deposit Agreement among the Company, the Depositary and such other parties thereto, as may be amended or replaced from time to time.

“Depositary” means Citibank, N.A. as depositary (or such other depositary bank with which the Company may enter into any depositary or similar agreement in connection with its ADS program).

“Disclosed in Filed SEC Reports” means disclosed in any Filed SEC Document, other than any forward-looking statements (within the meaning of the Securities Act or the Exchange Act) and any disclosure of non-specific risks faced by the Company to the extent that they are cautionary, predictive or forward-looking in nature.

“Equity Securities” means, with respect to any Person, any shares or other voting or equity securities of such Person, securities of any type whatsoever that are, or may become, convertible into or exchangeable or exercisable for such shares or securities, and any rights, options or warrants to acquire such shares or securities. For the avoidance of doubt, Equity Securities of the Company shall include Ordinary Shares, ADSs, depositary receipts or similar instruments issued in respect of Ordinary Shares, Convertible Securities, 2026 Convertible Notes and 2020 Convertible Notes.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exceptional” or “Extraordinary” means loss or gain on disposal of items of property, plant and equipment, net fair value loss or gain from available for sale investments, loss or gain on disposal of Subsidiaries and disposal of shares or interests of an associate, loss or gain on disposal of a jointly controlled entity and disposal of prepaid land lease payment, loss or gain resulting from the cumulative effect of a change in accounting principles, translation losses and gains due solely to fluctuations in currency values and related tax effects, non-cash gains or losses attributable to movements in the mark-to-market valuation of any convertible or exchangeable securities and any other loss or gain which is a result of a one-off and non-recurring transaction but does not include revenue or income from concessionaire sales or interest income.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Filed SEC Documents” means any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC prior to the date hereof and publicly available as of the date hereof.

“Financial Indebtedness” means any indebtedness in respect of:

(i)            moneys borrowed;

(ii)           any amount raised by acceptance under any acceptance credit facility;

(iii)          any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(iv)          any amount payable upon the redemption or repurchase (howsoever characterized) of any Equity Securities of the Group that (A) has a redemption right, put right or similar right, or (B) is accounted for as a liability in the financial statements of the Group;

(v)           the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with the applicable accounting standards, be treated as a finance or capital lease;

(vi)          receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(vii)         any amount raised under any other financing transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(viii)        any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution other than guarantees provided in the usual and ordinary course of business; and

(ix)           the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (i) to (viii) above of this definition,

and when calculating Financial Indebtedness, no liability shall be taken into account more than once.

“Founder” means Mr. Sheng Chen, the Company’s founder and executive chairman of the Board.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any transnational or supranational, domestic or foreign federal, national, state, provincial, local or municipal governmental, regulatory, judicial or administrative authority, department, court, arbitral body (public or private), agency or official, including any department, commission, board, agency, bureau, subdivision or instrumentality thereof or any stock exchange or other self-regulatory organization; and any entity or enterprise owned or controlled by a government.

“Group Company” means each of the Company and its current and future Subsidiaries and consolidated affiliated entities, and the “Group” refers to all the Group Companies collectively.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Indebtedness” of any Person means, without duplication:

(i)            all indebtedness for borrowed money;

(ii)           all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with generally accepted accounting principles) (other than trade payables entered into in the ordinary course of business);

(iii)          all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments;

(iv)          all obligations evidenced by notes, bonds, debentures, loan stock or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses;

(v)           all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property);

(vi)          all monetary obligations under any leasing or hire purchase or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a finance or capital lease;

(vii)         any amount raised by acceptance under any acceptance credit facility;

(viii)        receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(ix)          any amount raised under any other financing transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(x)           any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution other than guarantees provided in the usual and ordinary course of business;

(xi)          all indebtedness referred to in clauses (i) through (x) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness; and

(xii)         all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (xi) above. For purposes hereof, “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

“Intellectual Property” means patents, patent applications, patent rights, licenses, inventions, copyrights, trade secrets, know-how, and other unpatented and/or unpatentable proprietary or confidential information, systems and procedures, trademarks, service marks, trade names, designs, logos, domain names, rights to social media accounts, together with goodwill associated with any of the foregoing, software (including source code and object code), data, databases, and related documentation, registrations and applications for any of the foregoing, and other intellectual property, industrial property and proprietary rights in any jurisdiction.

“Investor Designee” means an individual designated in writing by the Investors and/or the VCOC Investor to be appointed as an observer to the Board and/or as a member of the Strategic Development Committee pursuant to Section 5.09, as applicable.

“Investor Material Adverse Effect” means any effect, change, event or occurrence that would prevent or materially delay the consummation by the Investors of any of the Transactions on a timely basis.

“Investor Parties” means each Investor and each Permitted Transferee of such Investor to whom Convertible Securities or Conversion Securities are Transferred pursuant to Section 5.07.

“IRA” means that the Investor Rights Agreement, dated as of January 15, 2015, by and among the Company, King Venture Holdings Limited, Xiaomi Ventures Limited, Founder and certain other parties named therein.

“IRS” means the United States Internal Revenue Service.

“Junior Securities” means, collectively, the Ordinary Shares and any other Equity Securities that are not Senior Securities or Parity Securities.

“Knowledge” means, with respect to the Company, the actual knowledge of the Company’s executive chairman, its Chief Executive Officer, its Chief Financial Officer and its General Counsel, in each case after reasonable inquiry.

“Leased Real Property” means all right, title and interest of the Company and the other Group Companies to any leasehold interests in any real property, together with all buildings, structures, improvements and fixtures thereon.

“Liens” means (i) any mortgage, charge, pledge, lien, hypothecation, deed of trust, title retention, title defect, security interest, encumbrance or other third-party rights of any kind securing or conferring any priority of payment in respect of any obligation of any Person, any other restriction or limitation, (ii) any easement or covenant granting a right of use or occupancy to any Person, (iii) any proxy, power of attorney, voting trust agreement, interest, license, covenant not to sue, option, right of first offer, right of pre-emptive negotiation, or refusal or transfer restriction in favor of any Person, and (iv) any adverse claim as to title, possession, or use, and includes any agreement or arrangement for any of the same.

“Listing Rules” means the applicable rules and regulations of the NASDAQ.

“M&AA” means the Fourth Amended and Restated Memorandum and Articles of Association of the Company as adopted by special resolution passed on March 31, 2011 and effective on April 27, 2011 and amended by ordinary resolutions dated May 29, 2014 (and as further amended, restated, supplemented or otherwise modified from time to time).

“Material Adverse Effect” means:

(a)           any event, occurrence, fact, condition, change or development, individually or together with other events, occurrences, facts, conditions, changes or developments that, has had or could reasonably be expected to have a material adverse effect on (i) the business, operations, condition (financial or otherwise), affairs, properties, employees, liabilities, assets or results of operation of the Group, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement and to timely perform its material obligations hereunder and under the other Transaction Documents; or

(b)           any change in or amendment to the Laws, regulations and rules of the PRC or the official interpretation or official application thereof (a “Change in Law”) that results in, or could reasonably be expected to result in, (i) the Group (as in existence immediately subsequent to such Change in Law), as a whole, being legally prohibited from operating substantially all of the business operations conducted by the Group (as in existence immediately prior to such Change in Law) as of the last date of the period described in the Company’s consolidated financial statements for the most recent fiscal quarter, and (ii) the Company being unable to continue to derive substantially all of the economic benefits from the business operations conducted by the Group (as in existence immediately prior to such Change in Law) in the same manner as reflected in the Company’s consolidated financial statements for the most recent fiscal quarter;

provided, however, that for purposes of clause (a)(i) above, in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect on the business of the Company or any Group Company arising from (1) economic changes affecting the industry in which the Group operates generally or the economy of the PRC (provided in each case that such changes do not have a unique or materially disproportionate impact on the business of the Group compared to any other companies that operate in the industry or market in which the Group operates), (2) the execution, announcement or disclosure of this Agreement or the pendency or consummation of the transactions contemplated hereunder, (3) changes after the date of this Agreement in legal, Tax or regulatory conditions (provided that such changes do not have a unique or materially disproportionate impact on the business of the Group compared to any other companies that operate in the industry or market in which the Group operates), (4) changes in national or international political or social conditions, including any engagement in hostilities or the occurrence of any military or terrorist attack or civil unrest (provided that such changes do not have a unique or materially disproportionate impact on the business of the Group compared to any other companies that operate in the industry or market in which the Group operates), or (5) earthquakes, hurricanes, floods or other natural disasters.

“Minimum Shareholding” means Convertible Securities, ADSs and/or Class A Ordinary Shares that represent, in the aggregate and on an as-converted basis, 50,000,000 Class A Ordinary Shares (as adjusted for any share splits, share dividends, recapitalizations or similar transactions).

“Minimum Shareholding Requirement” means that the Investor Parties continue to beneficially own Equity Securities that (on an as-converted basis) represent a number of Class A Ordinary Shares or ADSs that is no less than the Minimum Shareholding.

“NASDAQ” means the NASDAQ Global Select Market.

“NDRC” means the National Development and Reform Commission of the PRC or its local counterparts.

“NDRC Circular” means the Circular on Promoting the Reform of the Administrative System on the Issuance by Enterprises of Foreign Debt Filings and Registrations (关于推进企业发行外债备案登记制管理改革的通知 (发改外资[2015]2044 号)) issued by the NDRC and which came into effect on September 14, 2015.

“NDRC Debt Issue Registration Certificate” means the Enterprise Overseas Debt Issuance Registration Certificate (企业发行外债备案登记证明) issued by the NDRC with respect to the Notes.

“New Securities” means the Equity Securities of the Company, excluding:

(i)            any of the options, restricted shares, restricted share units and or other securities to purchase any Class A Ordinary Shares issued from time to time to the employees, officers, directors, contractors, advisors or consultants of the Group pursuant to the Company Stock Plans and any Class A Ordinary Shares issuable upon exercise or conversion of the foregoing options, restricted shares, restricted share units and or other securities;

(ii)           any Class A Ordinary Shares issued upon conversion of the 2020 Convertible Notes and 2026 Convertible Notes;

(iii)          any Conversion Securities issued upon conversion of the Convertible Securities issued to the Investors pursuant to the terms of this Agreement, the Notes and/or the Certificate of Designation;

(iv)         any Equity Securities issued pursuant to a public offering of the Company approved by the Board;

(v)           any Equity Securities issued in connection with a bona fide business acquisition by any Group Company to the counterparty to such business acquisition, whether by merger, consolidation, sale of assets, sale or exchange of shares or otherwise, that have been approved by the Board; and

(vi)          any securities issued in connection with any share split, share dividend or any subdivision of Ordinary Shares or other similar event as approved by the Board pursuant to the M&AA and the other Organizational Documents of the Company in which all holders of Equity Securities of the Company are entitled to participate on a pro rata basis.

“Ordinary Shares” means the Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares.

“Organizational Document” means, with respect to any Person, the memorandum of association, articles of association, certificate of formation, certificate of incorporation, by-laws, limited company agreement, joint venture contract, and/or other organizational document applicable to such Person (including, in the case of each Group Company established in the PRC, such Person’s business license).

“Parity Securities” means any Equity Securities (other than Senior Securities), the terms of which provide that or would result in such securities ranking pari passu with the Preferred Shares as to dividend rights or rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

“Permitted Liens” means:

(i)            statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, in each case, for which adequate reserves are maintained on the consolidated financing statements included in the Company SEC Documents filed prior to the date hereof in accordance with GAAP;

(ii)           mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business by operation of applicable Law with respect to a liability that is not yet due or delinquent or being contested in good faith;

(iii)          pledges or deposits by the Company or any of the other Group Companies under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or deposits to secure public or statutory obligations of such entity;

(iv)          non-exclusive licenses to Intellectual Property granted to third parties in the ordinary course of business by the Company or any of the other Group Companies;

(v)           transfer restrictions imposed by applicable securities or other Law;

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(vi)          easements, rights-of-way, encroachments, restrictions, conditions and other similar Liens incurred or suffered in the ordinary course of business and which, individually or in the aggregate, would not reasonably be expected to materially impair the use and operation of the applicable real property to which they relate in the conduct of the business of the Group as currently conducted; and

(vii)         applicable zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property, none of which materially detracts from the value of or materially and adversely interferes with the present use of such real property.

“Permitted Transferee” means, with respect to any Person, (i) any Affiliate of such Person, (ii) any successor entity of such Person, (iii) with respect to any Person that is an investment fund, vehicle or similar entity, any other investment fund, vehicle or similar entity of which such Person or an Affiliate, advisor or manager of such Person serves as the general partner, manager or advisor, and (iv) with respect to an Investor, any partner, member or stockholder of such Investor or its Affiliates.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, branch office, representative office, unincorporated organization or any other entity, including a Governmental Authority.

“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement and the other Transaction Documents, excluding Hong Kong, the Macau Special Administrative Region and Taiwan.

“Registration Rights Agreement” means that certain Registration Rights Agreement to be entered into by the Company and each Investor, the form of which is set forth as Exhibit B hereto.

“Representatives” means, with respect to any Person, its officers, directors, principals, partners, managers, members, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors and other representatives.

“Restricted Persons” means any Person identified on Schedule 3 hereto, as well as their respective Subsidiaries and their respective Major Shareholders. For purposes hereof, a “Major Shareholder” means a shareholder of a Person identified on Schedule 3 that either (i) has the beneficial ownership of no less than 10% of such Person or (ii) both (x) has the beneficial ownership of no less than 5% of such Person and (y) has a director or observer serving on the board of directors of such Person. Schedule 3 hereto may be updated by the Company, acting reasonably and following good faith discussions with the Investors, no more than once per year within two (2) months from each anniversary of the date hereof; provided that (x) any new Person and its Subsidiaries added to Schedule 3 hereto shall be at the time of such update one of the five (5) largest (by either sales or assets)operators in the internet data center service market in the PRC; and (y) the number of Persons identified on Schedule 3 hereto at any given time shall be no more than five (5).

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“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Securities” means any Equity Securities, the terms of which provide that or would result in such securities ranking senior to any series of the Preferred Shares, or having preference or priority over the Preferred Shares as to dividend rights or rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

“Strategic Development Committee” means a committee of the Board (consisting of three (3) members as of the date of this Agreement) which has power and authority to evaluate and discuss any acquisition, disposal, sale, transfer, lease, capital expenditure (both committed and actual spending) or any other transaction not in the ordinary course of business that is, or may be deemed to be, material to the businesses of the Company or any of the other Group Companies, including any material acquisition of data center projects.

“Subsidiary” means, with respect to any given Person, any other Person that is controlled directly or indirectly by such given Person, which shall, for the avoidance of doubt, include any variable interest entity whose assets and financial results are consolidated with the assets and financial results of such given Person and are recorded on the financial statements of such given Person for financial reporting purposes in accordance with applicable accounting standards (each, a “VIE” and collectively, the “VIEs”) and any Subsidiary of such VIEs.

“Tax” means any and all federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts, and other similar charges of any kind whatsoever (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security or social insurance, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, turnover, resource, special purpose or gains taxes; license, registration and documentation fees; and customs duties, tariffs and similar charges, together with any interest or penalty, in addition to tax or additional amount imposed by any Governmental Authority.

“Tax Return” means returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with any Governmental Authority, including consolidated, combined and unitary tax returns.

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“Transaction Documents” means this Agreement, the Registration Rights Agreement, the Certificate of Designation, the Notes and all other documents, certificates or agreements executed in connection with the transactions contemplated by this Agreement, the Certificate of Designation, the Notes and the Registration Rights Agreement.

“Transactions” means the transactions expressly contemplated by this Agreement and the other Transaction Documents.

“Transfer” by any Person means to sell, transfer, assign, pledge, encumber, hypothecate or otherwise dispose of or transfer (by the operation of Law or otherwise), directly or indirectly, or to enter into any contract, option or other arrangement, agreement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition or transfer (by the operation of Law or otherwise) (other than for any such arrangement, agreement or understanding the completion of which is conditional on the Company’s consent having been obtained), directly or indirectly, of any voting interest in any Equity Securities beneficially owned by such Person; provided, however, that, notwithstanding anything to the contrary in this Agreement, a Transfer shall not include (i) the conversion of one or more Convertible Securities into Conversion Securities pursuant to the Notes and/or the Certificate of Designation, (ii) the redemption or other acquisition of Convertible Securities, Conversion Securities or Ordinary Shares by the Company, or (iii) a transfer of any Equity Securities of, any issuance or redemption of Equity Securities by or any change in share capital in a limited partner of any investment fund or vehicle that, directly or indirectly, owns any Investor or the addition or removal of or transfer of limited partnership interests by any limited partner of such fund, to the extent that such Investor is not the sole asset and does not constitute substantially all of the assets of such investment fund or vehicle.

“VIE Documents” means the documents described or summarized in the Company SEC Documents and/or filed as an exhibit to the Company SEC Documents that entitle the assets and financial results of the Company’s VIEs to be consolidated with the assets and financial results of the Company, and a “VIE Document” refers to each of them.

(b)           In addition to the terms defined in Section 1.01(a), the following terms have the meanings assigned thereto in the Sections set forth below:

Term	Section
Action	3.07
Agreement	Preamble
Announcement	5.04(b)
Anti-Corruption Laws	3.21(c)
Anti-Corruption Program	5.14(c)(i)

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Anti-Money Laundering Laws	3.21(a)
Arbitrator	9.06(b)
Bankruptcy and Equity Exception	3.03(b)
Business Conduct Laws	5.14(b)(i)
Capitalization Date	3.02(a)(i)
Certificate of Designation	Recitals
Closing	2.02(a)
Closing Date	2.02(a)
Company	Preamble
Company SEC Documents	3.05(a)
Company Securities	3.02(b)(iii)
Confidential Information	5.05(a)
Contract	3.03(c)(iii)
Covered Person	3.21(b)
Environmental Laws	3.13(a)
Excluded Blackstone Parties	5.12(a)
Exercising ROFO Holders	5.15(b)(ii)
First Binding Offer	5.15(b)(ii)
Fundamental Warranties	6.03(a)
Government Official	3.21(c)
HKIAC	9.06(b)
Indemnified Party	8.01
Indemnifying Party	8.01
Indemnity Notice	8.03(a)
Investor Observer	5.09(a)(i)
Investors	Preamble
Investors’ Specified Rights	9.10
Issuance Notice	5.16(b)(i)
Judgments	3.07
Laws	3.08(a)
Listing	9.10
Losses	8.01
Major Shareholder Party	3.24
Material Contract	3.09(a)
Notes	Recitals
Non-Recourse Parties	9.13
OFAC	3.21(b)
Owned Real Property	3.14(a)
PFIC	3.10(b)
PFIC Shareholder	5.10(b)
Permits	3.08(b)
Pre-emptive Acceptance Notice	5.16(b)(ii)
Pre-emptive Period	5.16(b)(ii)
Pre-emptive Right	5.16(b)(ii)
Pre-emptive Right Holder	5.16(a)(i)

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Pre-emptive Securities	5.16(a)(ii)
Preferred Shares	Recitals
Pro Rata Share	5.16(a)(i)
Project	5.03(a)(ii)
Purchase	2.01
Purchase Price	2.01
Real Property	3.14(a)
Regulator	9.10
Relevant Year	5.03(a)(i)
Restraints	6.01(a)
Right of First Offer	5.15(a)
ROFO Holders	5.15(a)
ROFO Notice	5.15(b)(i)
ROFO Period	5.15(b)(ii)
ROFO Securities	5.15(a)
Rules	9.06(b)
Sanctions	3.21(b)
SDC Investor Nominee	5.09(a)(ii)
Specified Rights Termination	9.10
Termination Date	7.01(b)
VCOC Investor	Preamble
Vector Fund FD	Preamble
Vector Holdco	Preamble

Article II

Issuance and Purchase of Notes

Section 2.01         Issuance and Purchase of Notes. On the terms of this Agreement and subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the party entitled to the benefit thereof) of the conditions set forth in Article VI, at the Closing, the Company shall issue and sell to the Investors, and the Investors shall purchase and acquire from the Company, the applicable principal amount of the Notes listed opposite such Investor’s name on Schedule 1 hereto for an aggregate purchase price of US$250,000,000 equal to the aggregate principal amount of such Notes (such aggregate purchase price, the “Purchase Price”). The purchase and issuance of the Notes pursuant to this Section 2.01 is referred to as the “Purchase”.

Section 2.02         Closing.

(a)           On the terms of this Agreement, the closing of the Purchase (the “Closing”) shall take place remotely via the exchange of documents and signatures on the fifth (5th) Business Day after all of the conditions to the Closing set forth in Article VI of this Agreement have been satisfied or, to the extent permitted by applicable Law, waived by the party entitled to the benefit thereof (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), or at such other time and date as shall be agreed between the Company and the Investors (the date on which the Closing occurs, the “Closing Date”).

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(b)           At the Closing:

(i)           the Company shall deliver to the Investors (1) the Notes in the principal amount to be determined based on Section 2.01, duly executed by the Company and registered in the names of the Investors and dated the Closing Date, free and clear of Liens, (2) a copy of the Company’s register maintained for registration or transfer of the Notes, evidencing the duly registration of the Investors as the holders of the Notes, (3) the Registration Rights Agreement, duly executed by the Company, and (4) the Certificate of Designation, duly approved by the Company; and

(ii)         each Investor shall (1) pay, or cause to be paid, to the Company the portion of the Purchase Price set forth opposite such Investor’s name on Schedule 1 hereto, by wire transfer in immediately available funds, to the bank account designated by the Company with relevant details set forth in Schedule 2 hereto, and (2) deliver to the Company the Registration Rights Agreement, duly executed by such Investor.

Article III

Representations and Warranties of the Company

The Company represents and warrants to the Investors as of the date hereof and as of the Closing (except to the extent made only as of a specified date, in which case such representation and warranty is made as of such date) that:

Section 3.01         Organization; Standing.

(a)           The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. A complete copy of the M&AA is included in the Filed SEC Documents.

(b)           Each Group Company (other than the Company) is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization. Each Group Company (other than the Company) is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

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Section 3.02         Capitalization.

(a)           The authorized share capital of the Company is US$15,000 divided into 1,500,000,000 shares comprising:

(i)          1,199,790,000 Class A Ordinary Shares, of which 859,932,323 Class A Ordinary Shares (including approximately 10,000,000 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company Stock Plans) were issued and outstanding as of December 31, 2021 (the “Capitalization Date”);

(ii)         300,000,000 Class B Ordinary Shares, of which 30,721,723 Class B Ordinary Shares were issued and outstanding as of the Capitalization Date;

(iii)         60,000 Class C Ordinary Shares, which were re-designated from Class A Ordinary Shares and all of which were issued and outstanding as of the Capitalization Date;

(iv)        150,000 2020 Series A Preferred Shares, which were re-designated from Class A Ordinary Shares and were all issued and converted into Class A Ordinary Shares as of the Capitalization Date; and

(v)         300,000 Preferred Shares, which were re-designated from Class A Ordinary Shares pursuant to the Certificate of Designation on or prior to the date hereof.

(b)           Except (1) as described in this Section 3.02, (2) as Disclosed in Filed SEC Reports, (3) the 2020 Convertible Notes and the rights and obligations provided by the 2020 Convertible Note Purchase Agreements, (4) the 2026 Convertible Notes and the rights and obligations provided by the 2026 Indenture and (5) share incentive awards that have been granted and may be granted from time to time under the Company Stock Plans, as of the Capitalization Date, there were:

(i)           no outstanding Equity Securities of the Company;

(ii)          no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company or any other Group Company, or that obligate the Company or any other Group Company to issue, any Equity Securities of the Company; and

(iii)         no obligations of the Company or any other Group Company to grant, extend or enter into any subscription, warrant, right, debt, convertible or exchangeable security or other similar agreement or commitment relating to any Equity Securities of the Company (the items in foregoing clauses (i) through (iii) being referred to collectively as “Company Securities”).

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(c)           As of the Capitalization Date, approximately 36,000,000 Class A Ordinary Shares were reserved and available for issuance pursuant to the Company Stock Plans.

(d)           Except pursuant to the Company Stock Plans, the IRA, the 2020 Investment Agreement, the 2020 Convertible Note Purchase Agreements, the 2020 Convertible Notes, the 2026 Indenture and the 2026 Convertible Notes, there are no outstanding agreements of any kind which obligate the Company or any other Group Company to repurchase, redeem or otherwise acquire any Company Securities, or obligate the Company or any other Group Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities.

(e)           Except as Disclosed in Filed SEC Reports or pursuant to the 2020 Investment Agreement, the Registration Rights Agreement, the 2020 Convertible Note Purchase Agreements and the 2020 Convertible Notes, none of the Company or any other Group Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities.

(f)            All of the issued and outstanding Equity Securities of the Company are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance with all applicable securities Laws, and none of such issued and outstanding Equity Securities was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities.

(g)           The Notes will be duly and validly authorized for issuance and sale to the Investors by the Company, and when issued and delivered by the Company against payment therefor by the Investors in accordance with the terms of this Agreement, the Notes will be legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and general principles of equity. The Notes will have the ranking and priority rights specified in the terms of the Notes.

(h)           The Preferred Shares and the Conversion Securities issuable upon conversion of the Convertible Securities will be, when issued, duly authorized and validly issued, fully paid and nonassessable and issued in compliance with all applicable federal and state securities Laws, and such shares will not be issued in violation of any purchase option, call option, preemptive right, resale right, subscription right, right of first refusal or similar right, and will be free and clear of all Liens, except restrictions imposed by the Securities Act and any applicable state securities Laws or this Agreement. The Preferred Shares, when issued, and the Conversion Securities issuable upon conversion of the Conversion Securities, if and when issued, will have the terms and conditions and entitle the holders thereof to the rights set forth in the Company’s Organizational Documents (including the M&AA), as amended by the Certificate of Designation. The Conversion Securities issuable upon conversion of the Convertible Securities have been duly reserved for such issuance, and (i) if any Investor Party elects to convert the Convertible Securities into ADSs pursuant to terms and conditions of the Notes and/or the Certificate of Designation, the ADSs will be duly listed and admitted to trading on the NASDAQ, and such Investor Party will be entitled to all rights accorded to a holder of the ADSs under the Deposit Agreement, and (ii) if any Investor Party elects to convert the Convertible Securities into Class A Ordinary Shares, such Investor Party will be entitled to all rights accorded to a holder of Class A Ordinary Shares.

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(i)             Exhibit 99.2 to the Company’s report on Form 6-K furnished by the Company with the SEC on October 29, 2021 sets forth, as of the date hereof, the name of organization of each significant Group Company (other than the Company). Except as Disclosed in Filed SEC Reports, all of the outstanding Equity Securities of each Group Company (except for directors’ qualifying shares or the like) are owned directly or indirectly, beneficially and (except with respect to each VIE) of record, by the Company free and clear of all Liens.

Section 3.03          Authority; Noncontravention.

(a)            The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement and the other Transaction Documents and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents, and the consummation by it of the Transactions, have been duly authorized by the Board and the Board has duly reserved (i) the Preferred Shares to be issued in accordance with the terms and conditions of this Agreement and the Certificate of Designation, and (ii) the Conversion Securities to be issued upon any conversion of the Convertible Securities in accordance with the Notes and/or the Certificate of Designation. Other than the authorization, approvals, consents and waivers that have been obtained or will have been obtained on or prior to the Closing Date, no action on the part of the Company or its shareholders is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents and the consummation by it of the Transactions.

(b)            This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the Investors, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally, and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(c)            Neither the execution and delivery of this Agreement or the other Transaction Documents by the Company, nor the consummation by the Company of the Transactions, nor the performance or compliance by the Company with any of the terms or provisions hereof or thereof, will:

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(i)           conflict with or violate any provision of the Organizational Documents of the Company (including the M&AA) or of any other Group Company;

(ii)          violate any Law or Judgment applicable to the Company or any other Group Company; or

(iii)         violate or constitute a default (or constitute an event which, with notice or lapse of time or both, would violate or constitute a default) or otherwise give rise to increased rights or a right of purchase under or accelerate the performance required by the Company under any of the terms or provisions of any loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract or other agreement (each, a “Contract”) to which the Company or any other Group Company is a party or accelerate the Company’s or, if applicable, any of the other Group Companies’ obligations under any such Contract, except, in the case of clauses (ii) and (iii) above, as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Group, taken as a whole, and would not be reasonably expected to materially impair or delay the ability of the Company to consummate the Transactions.

Section 3.04          Governmental Approvals. Except as Disclosed in Filed SEC Reports, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement and the other Transaction Documents by the Company, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that have been or will have been obtained, made or given on or prior to the Closing Date and other than those filings required to be made with the SEC and NASDAQ in compliance with applicable securities Laws. The Company has completed the filing with the NDRC and obtained the NDRC Debt Issue Registration Certificate evidencing such registration with respect to the Transactions in accordance with the NDRC Circular.

Section 3.05          Company SEC Documents; Undisclosed Liabilities.

(a)            The Company has filed with, or furnished to, the SEC, on a timely basis, all required reports, schedules, forms, statements and other documents required to be filed by the Company with, or furnished by the Company to, the SEC pursuant to the Exchange Act (collectively, the “Company SEC Documents”). As of their respective SEC filing dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

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(b)            As of the date hereof, (i) the Company is a “well-known seasoned issuer” and is not an “ineligible issuer” (as such terms are defined in Rule 405 under the Securities Act), (ii) the Company is eligible to file a Registration Statement on Form F-3, (iii) none of the other Group Companies is required to file any documents with the SEC, (iv) there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Documents, and (v) to the Company’s Knowledge, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(c)            Each of the certifications and statements relating to the Company SEC Documents required by: (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act); or (iii) any other rule or regulation promulgated by the SEC or applicable to the Company SEC Documents is accurate and complete, and complies as to form and content with all applicable Laws. As used in this Section 3.05, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, submitted, supplied or otherwise made available to the SEC or any member of its staff in accordance with the applicable requirements of the Securities Act or the Exchange Act (as the case may be).

(d)            The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents (i) comply in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (A) as may be indicated in the notes thereto, or (B) as permitted under the Exchange Act), (iii) fairly present in all material respects the consolidated financial position of the Company and the other Group Companies and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments), and (iv) were prepared in accordance with the books of account and other financial records of the Company and the other Group Companies (except as may be indicated in the notes thereto).

(e)            Neither the Company nor any other Group Company has any liabilities or obligations required to be disclosed in the Company SEC Documents which are not so disclosed in the Company SEC Documents, other than those (i) incurred in the ordinary course of the Company’s or Group Companies’ respective businesses, and (ii) which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(f)             Each of the Company and the other Group Companies is in compliance with all of its obligations under any outstanding guarantees or contingent payment obligations as disclosed in the financial statements referred to in the Company SEC Documents except those which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

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(g)            There are no outstanding guarantees or contingent payment obligations that are required to be disclosed by the Company in its Exchange Act filings and are not so disclosed or that otherwise would reasonably be expected to have a Material Adverse Effect.

(h)            Neither the Company nor any of the other Group Companies has any off-balance sheet transactions which, individually or in the aggregate, would, or is reasonably expected to, have a Material Adverse Effect, and neither the Company nor any of the other Group Companies has any relationships with unconsolidated entities that are contractually limited to narrow activities that facilitate the transfer of or access to assets by the Company, or any of the other Group Companies, such as structured finance entities and special purpose entities that could have a material adverse effect on the liquidity of the Company or any of the other Group Companies or the availability thereof or the requirements of the Company or any of the other Group Companies for capital resources. There is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off-balance sheet entity that is required to be disclosed by the Company in its Exchange Act filings and is not so disclosed or that otherwise could reasonably be expected to have a Material Adverse Effect.

(i)             The Company has established and maintains a system of internal controls over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including that:

(i)           transactions are executed in accordance with management’s general or specific authorizations and in compliance with applicable Laws (including without limitation the Listing Rules);

(ii)          transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset and liability accountability;

(iii)         access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization;

(iv)         the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any differences; and

(v)          each Group Company has made and kept books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of such entity and provide a sufficient basis for the preparation of the Company’s consolidated financial statements in accordance with GAAP.

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(j)             The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.

(k)            Since July 1, 2020, neither the Company nor the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over and procedures relating to financial reporting which would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated.

Section 3.06         Absence of Certain Changes. Except as Disclosed in Filed SEC Reports, since December 31, 2020, there has not been any Material Adverse Effect or any circumstances, event, change, occurrence or state of facts that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.07          Legal Proceedings. Except as Disclosed in Filed SEC Reports or as would not reasonably be expected to have a Material Adverse Effect, there is no, and since December 31, 2018 there has not been any, (a) material pending or, to the Knowledge of the Company, threatened legal or administrative proceeding, suit, audit, charge, claim, complaint, inquiry, investigation, arbitration or action (an “Action”) against any Group Company, or (b) material outstanding order, judgment, injunction, ruling, penalties, fines, writ or decree of any Governmental Authority (“Judgments”) imposed upon any Group Company, in each case, by or before any Governmental Authority.

Section 3.08          Compliance with Laws; Permits.

(a)            Except as Disclosed in Filed SEC Reports, each Group Company is and has been in compliance in all material respects with all state or federal laws, common law, statutes, ordinances, acts, codes, rules or regulations, notices, circulars, executive orders, governmental guidelines or interpretations having the force of law, and Permits of Governmental Authorities or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Authority (“Laws”) or Judgments, in each case, that are applicable to such Group Company.

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(b)            Except as Disclosed in Filed SEC Reports, each Group Company holds all licenses, franchises, permits, certificates, registrations, approvals, consents and authorizations from Governmental Authorities (“Permits”) necessary for the lawful conduct of its respective businesses, except where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Group (taken as a whole).

(c)            The Company is not, and upon the issuance of the Convertible Securities contemplated herein and the application of the net proceeds therefrom will not be, required to register as an “investment company” pursuant to the U.S. Investment Company Act of 1940, as amended, and the regulations promulgated thereunder.

(d)            Neither the Company nor any other Group Company maintains or needs any national security clearance or authorization to access classified information or facilities to perform any current business or proposed business.

Section 3.09          Contracts.

(a)            Each indenture, contract, lease, mortgage, deed of trust, note agreement, loan or other agreement or instrument of a character that is required to be described or summarized in the Company SEC Documents or to be filed as an exhibit to the Company SEC Documents (collectively, the “Material Contracts”) is so described, summarized or filed.

(b)            Each of the Material Contracts (other than the VIE Documents) to which any Group Company is a party has been duly and validly authorized, executed and delivered by such Group Company and constitutes the legal, valid and binding agreement of such Group Company, enforceable by and against such Group Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)            None of the Group Companies is in breach or default of or has knowledge (actual or constructive) of the invalidity of or grounds for rescission, avoidance or repudiation of any of the Material Contracts (other than the VIE Documents) filed, or incorporated by reference, as an exhibit to the Company’s annual report on Form 20-F filed with the SEC on April 28, 2021 or any Filed SEC Document filed by the Company after April 28, 2021, nor has any Group Company received written notice of any intention to terminate any such Material Contract.

(d)            Except as Disclosed in Filed SEC Reports, each of the VIE Documents has been duly and validly authorized, executed and delivered by the parties thereto and constitutes the legal, valid and binding agreement of the parties thereto, enforceable by and against the parties thereto in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(e)            None of the parties to any VIE Document is in breach or default of or has knowledge (actual or constructive) of the invalidity of or grounds for rescission, avoidance or repudiation of such VIE Document, nor has any of the parties to any VIE Document received written notice of any intention to terminate such VIE Document.

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Section 3.10          Tax Matters.

(a)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i)           the Company and each of the other Group Companies has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate;

(ii)          all Taxes owed by the Company and each of the other Group Companies that are due (whether or not shown on any Tax Return) have been timely paid;

(iii)         all Taxes required to be withheld by the Company and each of the other Group Companies have been properly withheld and remitted to the appropriate Governmental Authority as required by applicable Law;

(iv)         neither the Company nor any of the other Group Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency which waiver has not expired or been terminated, and no request for any such waiver of extension is currently pending;

(v)          no deficiencies for any Taxes have been proposed or asserted in writing by any Governmental Authority, and no dispute relating to any Tax Returns with any such Governmental Authority is outstanding or contemplated;

(vi)         each Group Company is and has at all times been resident only in the jurisdiction in which it has been established or incorporated (as applicable) for Tax purposes, and no Group Company is treated as a resident for Tax purposes of, or has a taxable presence in, a jurisdiction other than the jurisdiction in which it was established or incorporated (as applicable);

(vii)        no written claim has been received by the Company or any of the other Group Companies in a jurisdiction where the Company or any of the other Group Companies does not file Tax Returns that the Company or any of the other Group Companies is or may be subject to taxation by that jurisdiction;

(viii)       there are no Liens for Taxes on any of the assets of the Company or any of the other Group Companies, other than for Taxes that are not yet due and payable;

(ix)          no examination or audit of any Tax Return relating to any Taxes of the Company or any of the other Group Companies or with respect to any Taxes due from or with respect to the Company or any of the other Group Companies by any Tax authority is currently in progress or pending or threatened in writing (or to the Knowledge of the Company, otherwise);

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(x)          all Tax credits and Tax holidays claimed by any of the Group Companies are not subject to reduction, revocation, cancellation or any other adjustments except through change in applicable Laws published by the relevant Governmental Authority; and

(xi)          neither the Company nor any of the other Group Companies (A) is a party to any Tax sharing, allocation, or similar agreement or arrangement (other than commercial agreements or Contracts not primarily related to Tax or any agreement among or between only the Company and/or any of the other Group Companies), or (B) has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract (other than Contracts excluded in clause (A) of this Section 3.10(a)(xi)) or application of Law.

(b)            The Company believes that it was not, and does not expect to be or become, a “passive foreign investment company” as defined in Section 1297 of the Code (a “PFIC”). The Company is not a “controlled foreign corporation” as defined in Section 957 of the Code.

Section 3.11          Employee Benefit Plans.

(a)            Except for instances that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect:

(i)           each Company Plan has been established, operated, maintained, funded and administered in accordance with its terms and in compliance with applicable Laws;

(ii)          all contributions, distributions, reimbursements, premiums, or other payments required to be made with respect to any Company Plan or benefit or compensation plan or arrangement sponsored or maintained by a Governmental Authority have been timely made, or if not yet due, properly accrued in accordance with local accounting principles;

(iii)         there are no pending, or to the Knowledge of the Company, threatened Actions (other than routine claims for benefits) with respect to or against any Company Plan;

(iv)         no Company Plan or other benefit or compensation plan or arrangement sponsored or maintained by a Governmental Authority is a defined benefit plan, seniority premium, termination indemnity, provident fund, gratuity or similar plan or arrangement or has any unfunded or underfunded liabilities; and

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(v)          all Company Plans that are required to be funded are fully funded, and adequate reserves have been established with respect to any Company Plan that is not required to be funded.

Section 3.12          Labor Matters. Except as Disclosed in Filed SEC Reports or for instances that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect:

(a)            neither the Company nor any of the other Group Companies is party to or bound by any collective bargaining agreement or other Contract with any labor organization, labor union, or works council, and there have been no labor organizing activities with respect to any employees of the Company or any of the other Group Companies;

(b)            there are no active, nor, to the Knowledge of the Company, threatened, labor strikes, slowdowns, work stoppages, handbillings, pickets, walkouts, lockouts or other material labor disputes or material labor Actions with respect to the employees of the Group or against or affecting the Company or any of the other Group Companies;

(c)            the Company and the other Group Companies are in compliance with all applicable Laws governing or concerning labor relations, employment and employment practices; and

(d)            to the Knowledge of the Company, no current or former employee or independent contractor of the Company or any of the other Group Companies is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, non-solicitation agreement, restrictive covenant or other obligation: (i) owed to the Company or any of the other Group Companies, or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the Company or any of the other Group Companies.

(e)            No employee layoff, facility closure, shutdown (whether voluntary or by order), reduction in force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees or individual independent contractors of the Company or any of the other Group Companies is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, order, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19.

Section 3.13          Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a)            the Company and each of the other Group Companies is in compliance with all applicable Laws relating to public or worker health or safety, pollution or the protection of the environment or natural resources (“Environmental Laws”);

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(b)            the Company and the other Group Companies possess and are in compliance with all Permits required under Environmental Laws for the operation of their respective businesses;

(c)            there is no Action under or pursuant to any Environmental Law or environmental Permit that is pending or, to the Knowledge of the Company, threatened in writing against the Company or any of the other Group Companies;

(d)            neither the Company nor any of the other Group Companies has become subject to any Judgment imposed by any Governmental Authority under which there are uncompleted, outstanding or unresolved obligations on the part of the Company or the other Group Companies arising under Environmental Laws;

(e)            neither the Company nor any of the other Group Companies has managed, disposed of or arranged for disposal of, released, or exposed any Person to, any substance, or owned or operated any property or facility contaminated by any substance, so as to give rise to liabilities under Environmental Laws; and

(f)             neither the Company nor any of the other Group Companies have assumed, undertaken, provided an indemnity with respect to, or become subject to, any liability of any other Person relating to Environmental Laws,

Section 3.14          Real Property. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect:

(a)            each Group Company has good and valid title to the real estate owned by such Group Company (the “Owned Real Property” and, collectively with the Leased Real Property, the “Real Property”) free and clear of all Liens, except for Permitted Liens;

(b)            each Group Company has a good and valid leasehold interest in each material Company Lease, free and clear of all Liens, except for Permitted Liens; and

(c)            to the Knowledge of the Company, none of the Company or any of the other Group Companies has received written notice of any material default under any Contract evidencing any Lien or other Contract affecting the Owned Real Property or any material Company Lease, which default continues on the date hereof.

Section 3.15          Sufficiency of Assets. The Group has good and valid title to all of the material assets owned by it or any rights or interests thereto, in each case as is necessary to operate the Group’s business as presently conducted, and there are no Liens affecting any of such assets which could have a material adverse effect on the value of such assets, or limit, restrict or otherwise have a material adverse effect on the ability of the Company or any of the other Group Companies to utilize or develop any such assets and, where any such assets are held under lease, each lease is a legal, valid, subsisting and enforceable lease other than where the failure of any such lease to be legal, valid, subsisting or enforceable could not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any other Group Company is in breach or default of or has knowledge (actual or constructive) of any grounds for rescission, avoidance or repudiation of any such lease, nor has the Company or any other Group Company received written notice of any intention to terminate any such lease.

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Section 3.16          Brokers and Other Advisors. Except as disclosed to the Investors by the Company as of the date hereof, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of the other Group Companies.

Section 3.17          Sale of Securities. Based in part on the representations and warranties set forth in Section 4.06, the issuance of the Convertible Securities pursuant to this Agreement is exempt from the registration and prospectus delivery requirements of the Securities Act and the rules and regulations promulgated thereunder. Without limiting the foregoing, neither the Company nor, to the Knowledge of the Company, any other Person authorized by the Company to act on its behalf, has engaged in any “directed selling efforts” into the United States (as defined in Rule 902 of Regulation S under the Securities Act) or in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or issuances of the Convertible Securities, and neither the Company nor, to the Knowledge of the Company, any Person acting on its behalf has made any offers or issuances of any security or solicited any offers to buy any security, under circumstances that would cause the offering or issuance of the Convertible Securities under this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act that would result in none of Regulation D or any other applicable exemption from registration under the Securities Act to be available, nor will the Company take any action or steps that would cause the offering or issuance of the Convertible Securities under this Agreement to be integrated with other offerings by the Company. The Company is a “foreign issuer” (as defined in Regulation S under the Securities Act).

Section 3.18          Status of Securities.

(a)            As a result of the approval by the Board referred to in Section 3.03, the Notes to be issued pursuant to this Agreement and the Notes, the Preferred Shares to be issued upon the maturity of the Notes and pursuant to the Notes and the Certificate of Designation and the Conversion Securities to be issued upon conversion of the Convertible Securities, have been duly authorized and (as applicable) reserved for issuance by all necessary action. When issued and sold against receipt of the consideration therefor as provided in this Agreement, the Notes or the Certificate of Designation, such securities will be validly issued, fully paid and nonassessable, will not be subject to preemptive rights of any other shareholder of the Company, and will effectively vest in the Investors good title to all such securities, free and clear of all Liens, except restrictions imposed by the Securities Act and any applicable state securities Laws. Upon any conversion of any Convertible Securities into Conversion Securities pursuant to the Notes and/or the Certificate of Designation, the Conversion Securities issued upon such conversion will be validly issued, fully paid and nonassessable, and will not be subject to preemptive rights of any other shareholder of the Company, and will effectively vest in the Investors good title to all such securities, free and clear of all Liens, except restrictions imposed by the Securities Act and any applicable state securities Laws. The respective rights, preferences, privileges, and restrictions of the Preferred Shares, Notes and the Conversion Securities are as stated in the Company’s Organizational Documents (including the M&AA and Certificate of Designation, as applicable) and the Notes.

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(b)            Neither the Company nor any of the other Group Companies, nor to the Company’s Knowledge, any of their respective officers, directors, employees, Affiliates or controlling persons has taken and will not, in violation of applicable Law, take, any action designed to or that might reasonably be expected to, directly or indirectly, cause or result in stabilization or manipulation of the price of the ADSs.

(c)            The ADSs are registered pursuant to Section 12(b) of the Exchange Act and listed on the NASDAQ. The Company is, and has at all times been, in compliance in all material respects with the applicable listing requirements and corporate governance rules and regulations of the NASDAQ, and has not received any notice asserting any material non-compliance with the listing requirements of the NASDAQ. The Company has taken no action designed to, or reasonably likely to have the effect of, terminating the registration of the Class A Ordinary Shares under the Exchange Act or the registration or listing of the ADSs (and Class A Ordinary Shares, not for trading but in connection with the listing of the ADSs) on the NASDAQ, and has not received any notification that the SEC or the NASDAQ is contemplating terminating such registration or listing (nor does the Company have any Knowledge of any facts or circumstances that could reasonably lead to such termination, except publicly known facts or circumstances that generally affect issuers based in the PRC). The Transactions will not contravene the rules and regulations of the NASDAQ.

Section 3.19          Indebtedness. Neither the Company nor any other Group Company:

(a)            has any outstanding Indebtedness that are of a nature that would be required to be disclosed on a balance sheet of the Group or the footnotes thereto prepared in conformity with GAAP but have not been so disclosed;

(b)            is a party to any Contract the violation of which, or default under which, by the other party(ies) to such Contract could reasonably be expected to result in a Material Adverse Effect;

(c)            is in violation of any term of, or in default under, any Contract relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect;

(d)            is a party to any Contract relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or could reasonably be expected to have a Material Adverse Effect; or

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(e)            is a party to any Contract, nor is not subject to any provision in the Company’s Organizational Documents (including the M&AA) or other governing documents or resolutions of the Board that, in each case, by its terms restricts, limits, prohibits or prevents the Company from paying dividends in form and the amounts contemplated by the Certificate of Designation.

Section 3.20          Intellectual Property; Data Privacy.

(a)            The Company and each of the other Group Companies own and possess, all right, title, and interest in and to, free and clear of all Liens, except for Permitted Liens, or have a valid and enforceable license to use, all Intellectual Property used in, held for use, or necessary to carry on the business now operated by them in each country in which they operate. Neither the Company nor any of the other Group Companies has received any notice of, nor is there or has there been, any infringement, misappropriation or other violation of or conflict in any jurisdiction with rights of others with respect to any Intellectual Property, nor, to the Company’s Knowledge, are there any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interests of the Company or any of the other Group Companies therein, and which infringement, misappropriation, violation or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(b)            Each Group Company uses commercially reasonable efforts to protect the confidentiality of Intellectual Property owned by each Group Company and the confidentiality, integrity and security of the Company IT Systems in all material respects. Each Group Company complies with, and has at all times complied with, all Data Security Requirements in all material respects.  In the past three (3) years, no Group Company has experienced any material breach of security implicating personal data, and no Group Company has received any notices from any Person or been the subject of any material claim or material Action (including any fines or other sanctions) with respect to any of the foregoing or any material non-compliance with any Data Security Requirements.

Section 3.21          Money Laundering; Sanctions; Anti-Corruption.

(a)            The operations of the Company and the other Group Companies are, and have at all times been conducted, in compliance with applicable anti-money laundering statutes of all jurisdictions, including, without limitation, PRC and U.S. anti-money laundering Laws, the rule and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, “Anti-Money Laundering Laws”); and no Action by or before any Governmental Authority involving any Group Company with respect to Anti-Money Laundering Laws is pending or threatened.

(b)            None of (i) the Group Companies, or (ii) any officer, employee, director, agent, Affiliate or Person acting for or on behalf of the Company or any of the other Group Companies, (each of the foregoing in clause (i) and (ii) a “Covered Person”) is owned or controlled by a Person that is targeted by or the subject of any sanctions from time to time administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”, including OFAC’s Specially Designated Nationals List), or by the U.S. Department of State or by Her Majesty’s Treasury or any sanctions imposed by the European Union (including under Council Regulation (EC) No. 194/2008), the United Nations Security Council or any other relevant Governmental Authority and any activities sanctionable under the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, as amended or the Iran Sanctions Act, as amended (collectively, “Sanctions”).

(c)            No Covered Person is aware of or has taken any action, directly or indirectly, that would result in a violation of or has violated the U.S. Foreign Corrupt Practices Act of 1977, as amended, the United Kingdom Bribery Act, as amended, or any other applicable anti-bribery or anti-corruption Laws (collectively, “Anti-Corruption Laws”), including, without limitation, using any funds for any unlawful contribution, gift, entertainment or other unlawful payments to any foreign or domestic governmental official or employee from funds, nor has any Covered Person offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any officer, employee or any other Person acting in an official capacity for any Governmental Authority to any political party or official thereof or to any candidate for political office (individually and collectively, a “Government Official”) or to any Person under circumstances where such Covered Person knew or was aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, for the purpose of:

(i)            influencing any act or decision of such Government Official in his official capacity;

(ii)           inducing such Government Official to do or omit to do any act in relation to his lawful duty;

(iii)          securing any improper advantage; or

(iv)          inducing such Government Official to influence or affect any act or decision of any Governmental Authority,

in order to assist any Group Company in obtaining or retaining business for or with, or directing business to any Group Company or in connection with receiving any approval of the Transactions. No Covered Person has accepted anything of value for any of the purposes listed in clauses (i) through (iv) of this paragraph.

Section 3.22          Subsidiary Rights. The Company has the unrestricted right to vote, and (subject to limitations imposed by applicable Laws) to receive dividends and distributions on, all Equity Securities of the other Group Companies as owned by the Company (whether directly or indirectly).

Section 3.23          Insurance. The Company and each of the other Group Companies have in place all insurance policies necessary for the conduct of their businesses as currently operated and for compliance with all requirements of applicable Laws, such policies are in full force and effect, and all premiums with respect thereto have been paid, and no notice of cancellation or termination has been received with respect to any such policy, and the Company and each of the other Group Companies have complied in all material respects with the terms and conditions of such policies, except where breach of this provision would not reasonably be expected to have a Material Adverse Effect.

Section 3.24          Affiliate Transactions. None of the Company’s or any of the other Group Companies’ respective 5% or greater shareholders (other than, in the case of any Group Company, any other Group Company), Affiliates, directors or executive officers, or any Affiliates of such Persons (collectively, “Major Shareholder Parties”) is a party to any transaction or Contract with the Company or any of the other Group Companies (other than as holders of options, and/or other grants or awards under the Company Stock Plans, and for services as employees, officers and directors), or any other related party transactions required to be disclosed, that are not disclosed, in the Company SEC Documents. Other than as Disclosed in Filed SEC Reports, the Company has disclosed to the Investors true, correct, and complete copies of all agreements (including any amendments, supplements or waivers thereto) entered into between the Company or any other Group Company, on the one hand, and any Major Shareholder Parties, on the other hand, including in relation to their investment in the Company.

Section 3.25          Solvency. The Company and each other Group Company is not, as of the date hereof, and after giving effect to the Transactions contemplated hereby to occur at the Closing, will not be, Insolvent (as defined below). For purposes of this provision, “Insolvent” means, with respect to any Person, (a) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total indebtedness, (b) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (c) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (d) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is currently proposed to be conducted.

Article IV

Representations and Warranties of the Investors

Each Investor, jointly and severally, represents and warrants to the Company, as of the date hereof and as of the Closing Date:

Section 4.01          Organization; Standing. Such Investor is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to carry on its business as presently conducted.

Section 4.02          Authority; Noncontravention.

(a)            Such Investor has all necessary corporate power and corporate authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and to consummate the Transactions. This Agreement has been duly executed and delivered by such Investor and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms, except that such enforceability may be limited by the Bankruptcy and Equity Exception.

(b)            Neither the execution and delivery of this Agreement or the other Transaction Documents by such Investor, nor the consummation of the Transactions by such Investor, nor performance or compliance by such Investor with any of the terms or provisions hereof or thereof, will:

(i)            conflict with or violate any provision of the Organizational Documents of such Investor;

(ii)           violate any Law or Judgment applicable to such Investor; or

(iii)          violate or constitute a default (or constitute an event which, with notice or lapse of time or both, would violate or constitute a default) under any of the terms, conditions or provisions of any Contract to which such Investor is a party or accelerate such Investor’s obligations under any such Contract, except, in the case of clauses (ii) and (iii) above, as would not, individually or in the aggregate, reasonably be expected to have an Investor Material Adverse Effect.

Section 4.03          Governmental Approvals. Based on the information provided to the Investor’s Representatives by the Company and its Representatives, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement and the other Transaction Documents by such Investor, the performance by such Investor of its obligations hereunder and thereunder and the consummation by such Investor the Transactions, other than such other consents, approvals, filings, licenses, permits, authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have an Investor Material Adverse Effect.

Section 4.04          Financing. Such Investor currently has capital commitments sufficient to, and at the Closing will have available funds necessary to, consummate the Purchase and pay its portion of the Purchase Price on the terms and conditions contemplated by this Agreement. As of the date hereof, such Investor is not aware of any reason why the funds sufficient to fulfill its obligations under Article II (including paying such Investor’s portion of the Purchase Price) will not be available on the Closing Date upon request of its limited partners.

Section 4.05          Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of such Investor, except for Persons, if any, whose fees and expenses will be paid by the Investor.

Section 4.06          Purchase for Investment. Such Investor acknowledges that the Convertible Securities and the Conversion Securities issuable upon the conversion of the Convertible Securities have not been registered under the Securities Act or under any state or other applicable securities Laws and, until so registered, will be characterized as “restricted securities” under U.S. federal securities Laws. Such Investor:

(a)            acknowledges that it is purchasing the Notes, and subscribing to the Preferred Shares issuable upon maturity of the Notes, and the Conversion Securities issuable upon the conversion of the Convertible Securities, in each case, pursuant to an exemption from registration under the Securities Act solely for investment with no intention to distribute any of the foregoing to any Person;

(b)            will not sell, transfer, or otherwise dispose of any of the Convertible Securities or the Conversion Securities issuable upon the conversion of the Convertible Securities, except in compliance with this Agreement and the registration requirements or exemption provisions of the Securities Act and any other applicable securities Laws;

(c)             has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Convertible Securities and the Conversion Securities issuable upon the conversion of the Convertible Securities and of making an informed investment decision; and

(d)             is an “accredited investor” (as that term is defined by Rule 501 of the Securities Act). Such Investor has such knowledge and experience in business and financial matters so as to enable it to understand and evaluate the risks of, and form an investment decision with respect to its investment in, the Convertible Securities and the Conversion Securities issuable upon the conversion of the Convertible Securities.

Article V

Additional Agreements

Section 5.01          Negative Covenants.

(a)            Except as required by applicable Law or Judgment, as expressly required by this Agreement (including pursuant to Section 5.18), during the period from the date of this Agreement until the Closing Date (or such earlier date on which this Agreement may be terminated pursuant to Section 7.01), (i) the Company shall, and shall cause the Group Companies to, use their reasonable best efforts to operate their businesses in the ordinary course, and maintain and preserve intact, in all material respects, their assets and business organization and their relationships with lenders, customers, vendors and employees and other material business relations, and, (ii) unless the Investors otherwise consent in writing (such consent in the Investors’ sole discretion), the Company shall not, and shall procure the other Group Companies not to:

(i)            other than the authorization and issuance of the Notes to the Investors and the consummation of the Transactions, issue, sell or grant any Equity Securities, except in accordance with the terms of the 2020 Convertible Notes, the terms of the 2026 Convertible Notes and the terms of the Company Stock Plans and related award agreements with respect to, and upon the exercise or settlement of, Company Stock Options, Company RSUs and Company PSUs, in each case in effect as of the date of this Agreement;

(ii)           redeem, purchase or otherwise acquire any of its issued and outstanding Equity Securities, except (A) the withholding of Class A Ordinary Shares to satisfy Tax obligations incurred in connection with the exercise or settlement of Company Stock Options, Company RSUs and Company PSUs, and (B) the acquisition by the Company of Company Stock Options, Company RSUs and Company PSUs in connection with the forfeiture of such awards, in each case in accordance with their terms;

(iii)          establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any Equity Securities (whether in cash or in kind);

(iv)          split, combine, subdivide or reclassify any Equity Securities or effect any recapitalization, restructuring, reorganization or any other change in its share capital;

(v)           amend the Organizational Documents of any Group Company (including the M&AA) in a manner that would adversely affect the Investor Parties either as a holder of Convertible Securities or with respect to the rights of the Investor Parties under this Agreement, the Notes and the Certificate of Designation;

(vi)          voluntarily delist from any trading market;

(vii)         commence any voluntary liquidation, bankruptcy, dissolution, recapitalization, reorganization or assignment to their creditors, or any similar transaction;

(viii)        amend the conversion ratio between the Ordinary Shares and the ADSs;

(ix)          take any action referred to in Section 5.03(a); or

(x)           authorize any of, or agree or commit to do any of, the foregoing.

Section 5.02          Reasonable Best Efforts; Filings.

(a)            Subject to the terms and conditions of this Agreement, each of the Company and the Investors shall cooperate with each other and use (and the Company shall cause the other Group Companies to use) its reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly:

(i)            take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with each other in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents;

(ii)           obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions;

(iii)          execute and deliver any additional instruments necessary to consummate the Transactions; and

(iv)         defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions.

(b)            Each of the Company and the Investors shall use its reasonable best efforts to (i) cooperate in all respects with the other party in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private person, (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by the Company or the Investors, as the case may be, from or given by the Company or the Investors, as the case may be, to any Governmental Authority and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other party with respect to information relating to such party and its respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority in connection with the Transactions, and (iv) to the extent permitted by the applicable Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

(c)            Notwithstanding anything to the contrary in this Agreement, nothing in this Section 5.02 or elsewhere in this Agreement shall require any Investor to take any action with respect to any of its Affiliates, including selling, divesting, conveying, holding separate, or otherwise limiting its freedom of action with respect to any assets, rights, products, licenses, businesses, operations, or interest therein, of any such Affiliates or any direct or indirect portfolio companies of investment funds advised or managed by one or more Affiliates of such Investor. The parties understand and agree that all obligations of each Investor related to regulatory approvals shall be governed exclusively by this Section 5.02.

Section 5.03          Corporate Actions.

(a)            For so long as the Minimum Shareholding Requirement is satisfied, the Company shall not and shall cause the other Group Companies not to, take any of the following actions, without prior written consent of the Investors:

(i)            incur any Financial Indebtedness that would result in the Consolidated Total Borrowings immediately following such incurrence exceeding 6.5 times the Adjusted EBITDA for the fiscal year (the “Relevant Year”) immediately preceding the fiscal year during which such Indebtedness is incurred; provided that if the audited annual financial statements of the Company for the Relevant Year are not publicly available, then the Adjusted EBITDA shall be calculated based upon the latest audited annual financial statements of the Company that are publicly available;

(ii)           incur any capital expenditure in an amount exceeding US$100,000,000 (or the equivalent in any other currency) with respect to any single data center project or for any individual capital expenditure item (any such data center project or item, a “Project”); provided that if any such Project (w) has been determined to be in the Company’s best interest based on the Company’s reasonable commercial judgments, (x) has been approved by all members of the Board, including all independent directors, (y) is within the Company’s scope of business as of the date hereof, and consistent with the business strategy adopted by the Strategic Development Committee and the Board, and (z) either (A) would not reasonably be expected to generate financial results that are worse than the Company’s historical comparable Projects as a whole or (B) is considered by the Investors (acting reasonably) to be strategically beneficial to the Company, then the Investors shall not unreasonably withhold their consent; and

(iii)          authorize any of, or agree or commit to do any of, the foregoing.

(b)            For so long as the Minimum Shareholding Requirement is satisfied, the Company shall consult with the Investor Parties in good faith before the Company or any of the other Group Companies enter into any agreement, arrangement or understanding with respect to, or otherwise implements or consummates, any acquisition, disposal, sale, transfer, lease or entry into a material agreement, in each case, involving an amount of US$100,000,000 or more (or the equivalent in any other currency) for any such transaction or series of related transactions; provided that if (i) any such transaction has been fully and properly evaluated and discussed by the Strategic Development Committee after making all material information available to such committee, and (ii) there shall have been appointed an SDC Investor Nominee and such SDC Investor Nominee has been given due notice at the same time and in the same manner as, and provided with the same information as provided to, other members of the Strategic Development Committee relating to all meetings of the Strategic Development Committee concerning such evaluation and discussion, then the Company shall not be obliged to separately consult with the Investor Parties outside the evaluation and discussion process of the Strategic Development Committee.

(c)            For so long as any of the Convertible Securities is outstanding, the Company shall from time to time take all lawful action within its control to cause the authorized share capital of the Company to include a sufficient number of authorized but unissued Preferred Shares and Conversion Securities to satisfy the conversion requirements of all Convertible Securities then outstanding. Until the Note Conversion (as defined in the Certificate of Designation), the Company shall not amend, modify or waive any terms of the Certificate of Designation without the prior written consent of the Investors.

(d)            The Company shall not effect any voluntary deregistration in respect of the Conversion Securities under the Exchange Act or any voluntary delisting with the NASDAQ in respect of the ADSs. If the Company’s ADSs cease to be listed for trading on the NASDAQ, the Company shall procure that the Preferred Shares or the Conversion Securities be listed for trading on another reputable international securities exchange as promptly as practicable and shall take any and all actions as may be required to achieve the foregoing. If requested by the Investors, the Company shall cooperate with the Investors to renegotiate applicable terms of, and agree to appropriate changes or amendments to, this Agreement or the other Transaction Documents with a view to facilitating the consummation of such re-listing and procuring that the Investors remain in substantially the same economic position following such re-listing as they are prior to such re-listing, taking into account any requirements of the applicable securities exchange or other Governmental Authorities of applicable jurisdiction.

(e)            If any occurrence since the date of this Agreement until the Closing would have resulted in an adjustment to the Conversion Price of the Convertible Securities pursuant to the Notes and/or the Certificate of Designation (as applicable) if such Convertible Securities had been issued and outstanding since the date of this Agreement, the Company shall adjust the Conversion Price of such Convertible Securities, effective as of the Closing, in the same manner as would have been required by the Notes and/or the Certificate of Designation (as applicable) if such Convertible Securities had been issued and outstanding since the date of this Agreement.

Section 5.04          Public Disclosure.

(a)            The Investors and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transaction Documents or the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system; provided that the foregoing will not restrict any Investor and its Affiliates and the investors therein (including any listed entity that is an investor in such Affiliate) from disclosure as part of such Person’s ordinary course reporting or review procedure or in connection with such Person’s ordinary course fundraising, marketing, information, transactional or reporting activities and subject to the disclosing Person’s customary confidentiality practices with respect to similar information (if any).

(b)            The Investors and the Company agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in a form agreed between the parties (the “Announcement”).

(c)            Notwithstanding the foregoing, Section 5.04(a) shall not apply to any press release or other public statement made by the Company or the Investors (i) which is consistent with the Announcement and does not contain any information relating to the Transactions that has not been previously announced or made public in accordance with the terms of this Agreement, or (ii) is made in the ordinary course of business and does not relate specifically to the signing of the Transaction Documents or the Transactions.

Section 5.05          Confidentiality.

(a)            Each Investor will, and will direct its Affiliates and its and their respective Representatives to, keep confidential any information (including oral, written and electronic information) concerning the Company, the other Group Companies or its Affiliates that may be furnished to such Investor, its Affiliates or their respective Representatives by or on behalf of the Company or any of its Representatives pursuant to this Agreement (collectively referred to as the “Confidential Information”); provided that the Confidential Information shall not include information that:

(i)            was or becomes available to the public other than as a result of a disclosure by such Investor, any of its Affiliates or any of their respective Representatives in violation of this Section 5.05;

(ii)           was or becomes available to such Investor, any of its Affiliates or any of their respective Representatives from a source other than the Company or its Representatives; provided that such source is believed by such Investor not to be disclosing such information in violation of an obligation of confidentiality (whether by agreement or otherwise) to the Company;

(iii)          at the time of disclosure is already in the possession of such Investor, any of its Affiliates or any of their respective Representatives; provided that such information is believed by such Investor not to be subject to an obligation of confidentiality (whether by agreement or otherwise) to the Company; or

(iv)          was independently developed by such Investor, any of its Affiliates or any of their respective Representatives without reference to, incorporation of, or other use of any Confidential Information.

(b)            Each Investor agrees, on behalf of itself and its Affiliates and its and their respective Representatives, that Confidential Information may be disclosed solely:

(i)            to such Investor’s Affiliates and its and their respective Representatives on a need-to-know basis;

(ii)           to its stockholders, limited partners, members or other owners (including any listed entity that is an investor in an Affiliate of such Investor) regarding the general status of its investment in the Company;

(iii)          to potential transferee(s) of Equity Securities of the Company held by such Investor in a private placement if such Transfer is permitted under Section 5.07 and to the extent such transferee(s) have agreed to confidentiality obligations no less restrictive than those contained herein; and

(iv)          in the event that such Investor, any of its Affiliates or any of its or their respective Representatives are requested or required by applicable Law, regulation, Judgment, stock exchange rule or other applicable judicial or governmental process (including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, in each of which instances such Investor, its Affiliates and its and their respective Representatives, as the case may be, shall, to the extent legally permitted, provide notice to the Company sufficiently in advance of any such disclosure so that the Company will have a reasonable opportunity to timely seek to limit, condition or quash such disclosure.

Section 5.06          [Reserved].

Section 5.07          Transfer Restrictions.

(a)            Except as otherwise permitted in this Agreement or as expressly contemplated by Section 5.07(c), within the nine (9) months immediately following the Closing Date, no Investor shall be permitted to Transfer any Conversion Securities to any other Person without the Company’s prior written consent.

(b)            Except as otherwise permitted in this Agreement or as expressly contemplated by Section 5.07(c), until the first (1st) anniversary of the Closing Date, no Investor Party shall be permitted to Transfer any Note to any other Person without the Company’s prior written consent.

(c)            Notwithstanding Sections 5.07(a), 5.07(b) or 5.07(d), each Investor shall be permitted to Transfer any portion or all of its Convertible Securities or any Conversion Securities at any time (without requiring the Company’s prior written consent) under the following circumstances:

(i)           Transfers to any Permitted Transferees of such Investor, but only if the transferee agrees in writing prior to such Transfer to be bound by the terms of this Agreement;

(ii)          Transfers to the Company or the other Group Companies;

(iii)          the granting of a pledge or security over any Convertible Securities or Conversion Securities in connection with any Back Leverage; it being understood that any Transfer other than a pledge or security, even if such Transfer may be required in accordance with the terms of such pledge or security, is subject to the restrictions set forth in this Section 5.07;

(iv)         Transfers pursuant to a merger, tender offer or exchange offer or other business combination, acquisition or similar transaction or any change of control transaction involving the Company or any other Group Company; and

(v)          Transfers that have been approved in writing by the Board.

(d)            Without limiting the applicability of the restrictions set forth in Sections 5.07(a) and 5.07(b), no Investor Party shall, without the Company’s prior written consent, Transfer to any Restricted Person such number of Conversion Securities or Convertible Securities, as applicable, which in aggregate represent more than 1% of the Company’s total outstanding shares on an as-converted basis (as calculated based on the most recently available Form 20-F or Form 6-K filed with the SEC by the Company), unless (x) such Investor Party has no actual knowledge (based on reasonably inquiry) of the identity or ultimate beneficial owner(s) of (or of the identity of the investments owned by) the proposed transferee, or (y) such Transfer is made to a Person beneficially owning 5% or more of the Company’s Equity Securities as set out in the Company’s annual report on Form 20-F filed with the SEC on April 28, 2021 (regardless of whether such shareholder is a Restricted Person); provided that these restrictions shall not apply to Transfers into the public market pursuant to a bona fide, broadly distributed underwritten public offering, in each case made pursuant to the Registration Rights Agreement or through a bona fide sale to the public without registration effectuated in broker’s transactions pursuant to Rule 144 under the Securities Act.

(e)            The Investors specifically agree that the Transfer restrictions under this Section 5.07 shall apply equally to any Transfer of the Equity Securities of any Investor Parties holding any Conversion Securities and/or Convertible Securities, as applicable, at the relevant time, so that any indirect Transfer of Conversion Securities and/or Convertible Securities by Transferring the Equity Securities in the Investor Parties shall be restricted to the same extent as a corresponding direct Transfer of such Conversion Securities and/or Convertible Securities (subject to clause (iii) of the definition of “Transfer”).

Section 5.08          Legend.

(a)            All certificates or other instruments representing the Preferred Shares or Conversion Securities issued upon conversion of the Notes and/or Preferred Shares will bear a legend substantially to the following effect:

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH IN AN INVESTMENT AGREEMENT, DATED AS OF January __, 2022, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE ISSUER.

(b)            Upon request of the applicable Investor Party, upon receipt by the Company of an opinion of counsel reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act and applicable state securities Laws, the Company shall promptly cause the first paragraph of the legend to be removed from any certificate for any Preferred Share or Conversion Securities to be Transferred in accordance with the terms of this Agreement and the second paragraph of the legend shall be removed upon the expiration of such Transfer and other restrictions set forth in this Agreement (and, for the avoidance of doubt, immediately prior to any termination of this Agreement).

Section 5.09          Board Observer; Strategic Development Committee Member.

(a)            For so long as the Minimum Shareholding Requirement is satisfied, and provided that the Investors and/or the VCOC Investor (but only to the extent the VCOC Investor has appointed any Investor Designee jointly with, or in lieu of, the Investors exercising their rights hereunder) shall have entered into a customary confidentiality agreement as reasonably requested by the Company (which shall provide that any Investor Designee appointed pursuant to this Section 5.09 be treated as a “Representative” of the Investors or the VCOC Investor thereunder), the Investors and the VCOC Investor shall have the right to appoint:

(i)            one (1) Investor Designee as an observer to the Board (such Investor Designee so appointed, the “Investor Observer”). The Investor Observer shall be entitled to attend meetings of the Board and to receive copies of all notices, minutes, consents and other materials that are provided to the directors on the Board at the same time and in the same manner as provided to the directors on the Board; and

(ii)           one (1) Investor Designee to serve as a member of the Strategic Development Committee (the “SDC Investor Nominee”),

whereupon the Company shall in furtherance of such election by the Investors and/or the VCOC Investor (as the case may be) take, or cause to be taken, all necessary actions to ensure the effectiveness of the appointments as set forth above.

(b)            For so long as the Minimum Shareholding Requirement is satisfied, in the event of the death, disability, resignation or removal of any Investor Observer or SDC Investor Nominee, the Investors and/or the VCOC Investor (as the case may be) may designate any other Investor Designee to replace such Investor Observer and/or SDC Investor Nominee and the Company shall cause such Investor Designee to fill such resulting vacancy (whereupon such Person shall be deemed to be an “Investor Observer” and/or an “SDC Investor Nominee”, as applicable, for purposes of this Agreement).

Section 5.10          Tax Matters.

(a)            Absent a change in Tax Law or IRS practice, or a contrary determination that is final (as defined in Section 1313(a) of the Code), (i) the Company agrees not to treat the Convertible Securities as “preferred stock” within the meaning of Section 305 of the Code and Treasury Regulations Section 1.305-5 for U.S. federal and applicable state and local income Tax purposes, and (ii) the Company shall treat any adjustment to the Conversion Price of the Convertible Securities pursuant to Section 7.6(a), Section 7.6(b), Section 7.6(c) or Section 7.6(d) of the Notes or the Certificate of Designation (as applicable) as being made pursuant to a “bona fide, reasonable, adjustment formula” within the meaning of Treasury Regulations Section 1.305-7(b) for U.S. federal and applicable state and local income Tax and withholding Tax purposes. At the reasonable request of the Investors, the Company agrees to use its commercially reasonable efforts to support the foregoing treatment.

(b)            The Company shall promptly notify the Investors if it becomes aware that it has become or is likely to become a PFIC and shall furnish all information, documents and assistance that any Investor may reasonably request from time to time to establish or assess whether the Company is or is likely to become a PFIC with respect to such Investor. Upon a determination by the Company, the Investors or any Tax authority that the Company has been or is likely to become a PFIC, the Company will provide the following information to the Investors and each of its direct or indirect beneficial owners (each, a “PFIC Shareholder”): (i) all information reasonably available to the Company to permit such PFIC Shareholder to (A) accurately prepare its U.S. tax returns and comply with any other reporting requirements, if any, arising from its investment in the Company and relating to the Company’s (or any of the other Group Companies’) classification as a PFIC, and (B) make any election (including, without limitation, a “qualified electing fund” election under Section 1295 of the Code) with respect to the Company (or any of the other Group Companies); and (ii), if applicable, a completed “PFIC Annual Information Statement” as described under Treasury Regulations Section 1.1295-1(g).

(c)            The Company shall pay any and all documentary, stamp and similar issue or transfer Tax due on (x) the issue of the Convertible Securities, and (y) the issue of the Conversion Securities upon conversion of the Convertible Securities. However, in the case of conversion of the Convertible Securities, the Company shall not be required to pay any Tax or duty that may be payable in respect of any transfer involved in the issue and delivery of shares of Conversion Securities or Convertible Securities to a beneficial owner other than the beneficial owner of the Convertible Securities immediately prior to such conversion, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Company the amount of any such Tax or duty, or has established to the satisfaction of the Company that such Tax or duty has been paid.

Section 5.11          Use of Proceeds. The Company shall use the proceeds from the issuance of the Notes (a) to finance the Group’s capacity expansion, (b) potential merger and acquisition activities, (c) to undertake refinancing transactions of the Group, and/or (d) for general corporate purposes.

Section 5.12          Blackstone.

(a)            Notwithstanding anything to the contrary set forth in this Agreement, none of the terms or provisions of this Agreement (including, for the avoidance of doubt, Section 5.07) shall in any way limit the activities of The Blackstone Group L.P., any of its Affiliates or its or their respective Representatives, other than the Investor Parties, in their businesses distinct from the private equity business of The Blackstone Group L.P. and the business of Blackstone Tactical Opportunities Advisors L.L.C. (the “Excluded Blackstone Parties”), so long as:

(i)            no such Excluded Blackstone Party is knowingly acting on behalf of or in concert with any Investor Party with respect to any matter that otherwise would violate any term or provision of this Agreement;

(ii)           no Confidential Information is knowingly made available to such Excluded Blackstone Party by or on behalf of any Investor Party or any of its Representatives; and

(iii)          such Excluded Blackstone Party have not otherwise become involved in evaluating, monitoring or managing the Investor Parties’ investment in the Company.

(b)            To the fullest extent permitted by the applicable Law, the doctrine of corporate opportunity and any analogous doctrine shall not apply to any Investor Party or any of its Affiliates. The Company, on behalf of itself and each other Group Company, renounces any interest or expectancy of such Investor Party in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to any Investor Party. Each Investor Party who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Company shall not (i) have any duty to communicate or offer such opportunity to the Company, and (ii) shall not be liable to the Company or any of the other Group Companies because such Investor Party pursues or acquires for, or directs such opportunity to, itself or another person or does not communicate such opportunity or information to the Company or any of the other Group Companies.

Section 5.13          Information Rights; VCOC Investor.

(a)            For so long as the Minimum Shareholding Requirement is satisfied, the Company shall:

(i)            provide each of the Investors and the VCOC Investor and their respective designated representatives with:

(A)            the right to visit and inspect any of the offices and properties of the Company and the other Group Companies and inspect the books and records of the Company and the other Group Companies, in each case upon reasonable notice and at such reasonable times and as often as the Investors and the VCOC Investor may reasonably request;

(B)            as soon as available and in any event within 90 days after the end of each of the first three (3) quarters of each fiscal year of the Company, any consolidated unaudited balance sheets of the Group and consolidated unaudited statements of income and cash flows of the Group for the period then ended, prepared in conformity with generally accepted accounting principles in the applicable jurisdiction applied on a consistent basis, except as otherwise noted therein; provided that such balance sheets, statements of income and cash flows shall be deemed to have been provided to each of the Investors and the VCOC Investor if they are filed with, or furnished by the Company or any other Group Company to, the SEC pursuant to Section 13 or 15(d) of the Exchange Act or otherwise;

(C)            as soon as available and in any event within 120 days after the end of each fiscal year of the Company, any consolidated audited balance sheet of the Group as of the end of such year, and any consolidated audited statements of income and cash flows of the Group for the year then ended, prepared in conformity with generally accepted accounting principles in the applicable jurisdiction, applied on a consistent basis, except as otherwise noted therein;

(D)            to the extent the Company or any other Group Company is required by Law or pursuant to the terms of any outstanding Indebtedness of the Company or such Group Company to prepare such reports, any annual reports, quarterly reports and other periodic reports, pursuant to Section 13 or 15(d) of the Exchange Act or otherwise, actually prepared by the Company or such Group Company as soon as available, provided that any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC and publicly available as of such date shall be deemed to have been provided to the Investors and the VCOC Investor pursuant to this Section 5.13;

(ii)           make appropriate officers and directors of the Company, and the other Group Companies, available periodically and at such times as reasonably requested by the Investors and/or the VCOC Investor, but not more frequently than once per calendar quarter, for consultation with the Investors and/or the VCOC Investor or their respective designated representative with respect to matters relating to the business and affairs of the Company and the other Group Companies;

(iii)          to the extent consistent with applicable Law (and with respect to events which require public disclosure, only following the Company’s public disclosure thereof through applicable securities Law filings or otherwise), provide other information that might be requested by the Investors or the VCOC Investor from time to time and information in advance with respect to any significant corporate transactions and the right to consult with the Company and the other Group Companies with respect to such transactions; and

(iv)          provide the Investors and the VCOC Investor with sufficient information relating to material transactions of the Company on a timely basis for the Investors and the VCOC Investor to analyze such transactions and assist the Company to achieve to its commercial objectives; provided, however, that (a) the Company shall not be required to provide information with respect to a transaction unless such transaction is reasonably expected to require approval by the Board or the Strategic Development Committee prior to its consummation, (b) the Company shall only be required to provide information with respect to such transaction if members of the Board or the Strategic Development Committee are reasonably expected to receive such information, and (c) the Company shall have no obligation to provide information pursuant to the foregoing in the event that the Investors or the VCOC Investor inform the Company at any time that it elects not to receive information hereunder.

(b)            The Company agrees to consider, in good faith, the recommendations of the Investors and the VCOC Investor or their respective designated representatives in connection with the matters on which they are consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained by the Company.

(c)            Notwithstanding anything to the contrary in this Agreement, the Company shall be under no obligation under this Section 5.13 to provide any Investor or the VCOC Investor with any material non-public information with respect to the Company, and any Investor Party to whom such non-public information, if any, has been provided by the Company shall keep such information confidential.

(d)            Notwithstanding anything to the contrary herein, this Section 5.13 shall be without prejudice and shall not limit the rights of the Investor Parties and the VCOC Investor set forth elsewhere in this Agreement, including under Section 5.03(b) and Section 5.09.

Section 5.14           Compliance-related Matters.

(a)            Anti-Bribery

(i)            The Company shall not, and shall procure that no other Covered Person shall, take any action, directly or indirectly, that would result in a violation of any Anti-Corruption Law, including, without limitation, using any funds for any unlawful contribution, gift, entertainment or other unlawful payments to any Government Official, nor permit any other Covered Person to offer, pay, promise to pay, or authorize the payment of any money, or offer, give, promise to give, or authorize the giving of anything of value, to any Government Official or to any Person under circumstances where the Company or any such Covered Person knows or is aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, for the purpose of:

(A)           influencing any act or decision of such Government Official in his official capacity;

(B)            inducing such Government Official to do or omit to do any act in relation to his lawful duty;

(C)            securing any improper advantage; or

(D)            inducing such Government Official to influence or affect any act or decision of any Governmental Authority,

in order to assist any Group Company in obtaining or retaining business for or with, or directing business to any Group Company or in connection with receiving any approval of the Transactions. No Covered Person has accepted anything of value for any of the purposes listed in clauses (A) through (D) of this paragraph.

(b)            Compliance Laws

(i)            The Company shall procure that its operations and those of the other Group Companies shall at all times be conducted in compliance with applicable Anti-Corruption Laws, Sanctions and Anti-Money Laundering Laws (together, the “Business Conduct Laws”).

(c)            Compliance Program

(i)            The Company shall, and shall ensure that each of the other Group Companies shall, maintain an adequate anti-corruption compliance program (“Anti-Corruption Program”). Such program shall (a) include written anti-corruption and anti-bribery policies and procedures that are reasonably designed to ensure compliance with applicable Laws, routine and periodic compliance trainings for the Group’s directors, executives, agents, employees, Affiliates or representatives, the maintenance of internal controls sufficient to prevent, detect, and deter violations of applicable Anti-Corruption Laws, and periodic internal audits to assess the compliance program’s effectiveness, and (b) shall be applied as appropriate to all current and future operations of the Group.

(d)            Compliance Reporting and Inquiries

(i)            The Company shall, and shall ensure that each of the other Group Companies shall, cause management to provide annual updates to the Board regarding the operation and general status of it’s the Anti-Corruption Program, as well as to promptly notify the Board upon the Company receiving knowledge or any allegations of potential compliance violations by any of the Company, the other Group Companies or its or their respective directors, executives, agents, employees, Affiliates or representatives. The Group hereby consents to reasonable periodic review of their books and records by the Investors as necessary for the Investors to monitor on-going compliance by the Group with applicable Business Conduct Laws. The Group further consents to any reasonable compliance audit or inquiry initiated by the Investors in response to any allegation of potential violation of any Business Conduct Laws, each with reasonable prior written notice.

Section 5.15           Right of First Offer.

(a)            For so long as the Minimum Shareholding Requirement is satisfied, in the event that the Company proposes to sell, offer or issue (1) any New Securities that are either Senior Securities or Parity Securities (including any New Securities that have a put, redemption or other similar right), or (2) any New Securities that are Junior Securities at a price per Class A Ordinary Share or per ADS that is lower than the applicable Conversion Price of the Convertible Securities then in effect (and, for the avoidance of doubt, if all of the Convertible Securities have been converted into Conversion Securities, the last Conversion Price at which such Convertible Securities were converted) (“ROFO Securities”), then, subject to the participation rights described in the IRA, the Investor Parties (the “ROFO Holders”) shall have a right to offer to subscribe for all or any portion of such New Securities referred to in clauses (1) and (2) above (as the case may be) to be sold, offered or issued by the Company (the “Right of First Offer”).

(b)            Procedures.

(i)            If the Company proposes to undertake an issuance of ROFO Securities after the Closing Date, the Company shall give the ROFO Holders written notice (a “ROFO Notice”) of such intention prior to such proposed issuance, which notice shall include:

(A)            the type and class or series of ROFO Securities proposed to be issued;

(B)            the number of such ROFO Securities proposed to be issued; and

(C)            the other material terms and conditions upon which the Company proposes to issue such ROFO Securities.

(ii)            The ROFO Holders shall have twenty (20) Business Days after the ROFO Notice is received (the “ROFO Period”) to collectively provide a definitive, fully financed and binding offer to the Company to subscribe for up to all of the New Securities proposed to be issued as set out in the ROFO Notice (a “First Binding Offer”). To be a valid First Binding Offer, the offer must state (A) that the ROFO Holders (as specified in the First Binding Offer, the “Exercising ROFO Holders”) jointly and severally agree to subscribe for all or any portion (as specified in the First Binding Offer) of the ROFO Securities, (B) the exact amount in cash that the Exercising ROFO Holders are prepared to pay, (C) that all required internal approvals on the side of the Exercising ROFO Holders have been obtained, (D) a confirmation that such binding offer is not subject to financing or additional corporate approvals and additional due diligence, (E) any other additional terms and conditions, and (F) a confirmation that if the Company chooses to accept such offer, such offer shall constitute valid and enforceable obligations among the parties thereto (subject to the parties executing definitive agreements relating to the issuance and subscription of ROFO Securities in form and substance consistent with the First Binding Offer). For the avoidance of doubt, the Company shall not be obligated to accept such First Binding Offer.

(iii)          If, at the expiration date of the ROFO Period, any ROFO Holder not so specified in the First Binding Offer (or, in the event no First Binding Offer has been given to the Company at the expiration of such period, each of the ROFO Holders) shall be deemed to have waived all of its rights under this Section 5.15 with respect to, and only with respect to, the proposed issuance specified in such ROFO Notice.

(iv)         In the event that the Exercising ROFO Holders deliver a First Binding Offer during the ROFO Period, and such First Binding Offer is accepted by the Company, then the closing of such issuance of ROFO Securities shall take place according to the terms and conditions of such First Binding Offer or as otherwise agreed to between the Company and the Exercising ROFO Holders. Unless as otherwise agreed between the Company and the Exercising ROFO Holders, the Company shall, in respect of each Exercising ROFO Holder, (1) allot and issue the applicable ROFO Securities to such Exercising ROFO Holder, (2) if applicable, enter such Exercising ROFO Holder’s name in the register of members to reflect it as the owner of such ROFO Securities (and within one (1) Business Day thereafter deliver a certified true copy thereof to such Exercising ROFO Holder), and (3) if such ROFO Securities are represented by certificates, issue and deliver certificates representing such ROFO Securities to such Exercising ROFO Holder, in each case against payment by such Exercising ROFO Holder of the subscription price for such ROFO Securities in accordance with the terms and conditions specified in the First Binding Offer.

(c)            For a period of 120 days after the expiry of the ROFO Period (inclusive), the Company may sell any ROFO Securities to any Person upon terms and conditions that, in the reasonable determination of the Company, are not less favorable to the Company than those specified in the First Binding Offer (after taking into account only the price, the amount, the seniority and the redemption feature of the ROFO Securities being offered to such Person). If the Company has not sold such ROFO Securities within such 120-day period, the Company shall not thereafter sell, offer or issue any ROFO Securities, without first again giving a ROFO Notice to the ROFO Holders in the manner provided in Section 5.15(b).

Section 5.16          Pre-emptive Rights.

(a)            General.

(i)            In the event that the Company proposes to sell, offer or issue any New Securities and Section 5.15 does not apply, each Investor Party (each, a “Pre-emptive Right Holder”) shall have a right to subscribe up to its Pro Rata Share of such New Securities to be sold, offered or issued by the Company. An Investor Party’s “Pro Rata Share” shall, for the purpose of this Section 5.16, be a fraction, the numerator of which shall be the number of Ordinary Shares held by such Pre-emptive Right Holder (calculated on an as-converted basis), and the denominator of which shall be the total number of Ordinary Shares held by all holders of Equity Securities of the Company (calculated on an as-converted basis).

(ii)           The New Securities proposed to be sold, offered or issued by the Company pursuant to Section 5.16(a)(i) shall be hereinafter referred to as “Pre-emptive Securities.”

(b)            Procedures.

(i)            If the Company proposes to undertake an issuance of Pre-emptive Securities after the Closing Date, the Company shall give each Pre-emptive Right Holder written notice (an “Issuance Notice”) of such intention prior to such proposed issuance, which notice shall include:

(A)            the type and class or series of Pre-emptive Securities;

(B)             the number of such Pre-emptive Securities to be issued;

(C)             the per share price of such Pre-emptive Securities;

(D)             if applicable, such Pre-emptive Right Holder’s Pro Rata Share of such Pre-emptive Securities as determined pursuant to Section 5.16(a)(i);

(E)             if applicable, the identity of the prospective transferee; and

(F)             the other material terms and conditions upon which the Company proposes to issue such Pre-emptive Securities.

(ii)           Each Pre-emptive Right Holder shall have the right (the “Pre-emptive Right”) to subscribe up to such Pre-emptive Right Holder’s Pro Rata Share of such Pre-emptive Securities as determined pursuant to Section 5.16(a)(i) at the price per share and upon the other terms and conditions specified in the Issuance Notice and shall have ten (10) Business Days after the Issuance Notice is received (the “Pre-emptive Period”) to exercise its Pre-emptive Right by giving written notice (a “Pre-emptive Acceptance Notice”) to the Company and stating therein the quantity of Pre-emptive Securities to be subscribed.

(iii)          If, at the expiration date of the Pre-emptive Period, any Pre-emptive Right Holder has not exercised its Pre-emptive Right by giving an Pre-emptive Acceptance Notice to the Company, such holder shall be deemed to have waived all of its rights under this Section 5.16 with respect to, and only with respect to, the proposed issuance specified in such Issuance Notice.

(iv)         In the event that any Pre-emptive Right Holder delivers a Pre-emptive Acceptance Notice during the Pre-emptive Period, then the closing of such issuance of Pre-emptive Securities shall take place within fifteen (15) Business Days after the later to occur of (A) the expiry of the Pre-emptive Period, and (B) the receipt of all regulatory approvals required for such issuance. Upon such closing, the Company shall (1) allot and issue the applicable Pre-emptive Securities to each Pre-emptive Right Holder exercising the Pre-emptive Rights pursuant to this Section 5.16, (2) if applicable, enter each such Pre-emptive Right Holder’s name in the register of members to reflect it as the owner of such Pre-emptive Securities (and within one (1) Business Day thereafter deliver a certified true copy thereof to such Pre-emptive Right Holder), and (3) if such Pre-emptive Securities are represented by certificates, issue and deliver certificates representing such Pre-emptive Securities to such Pre-emptive Right Holder, in each case against payment by such Pre-emptive Right Holder of the subscription price for such Pre-emptive Securities in accordance with the terms and conditions specified in the Issuance Notice.

(c)            For a period of 120 days after the expiry of the Pre-emptive Period (inclusive), the Company may sell any Pre-emptive Securities with respect to which the Pre-emptive Rights of Pre-emptive Right Holders under this Section 5.16 were not exercised, at the same price per share and upon terms and conditions not less favorable to the Company than those specified in the Issuance Notice. If the Company has not sold such Pre-emptive Securities within such 120-day period, the Company shall not thereafter sell, offer or issue any Pre-emptive Securities, without first again offering such Pre-emptive Securities to the Pre-emptive Right Holders in the manner provided in Section 5.16(b).

(d)            In the event that the Company proposes to sell, offer or issue any Equity Securities in a public offering of the Company approved by the Board, the Company shall (i) give reasonable prior notice to the Investor Parties of such proposed public offering, (ii) consult with the Investor Parties in good faith as to the expected terms, including size and pricing, of such public offering, and (iii) use commercially reasonable efforts to procure that, subject to the relevant Investor Party’s compliance with applicable Laws, each Investor Party shall have the right to participate in such public offering and to acquire its Pro Rata Portion of the Equity Securities offered by the Company in such offering.

Section 5.17          NDRC Post-Closing Filing. The Company undertakes to file or cause to be filed with the NDRC the requisite information and documents within the timeframe prescribed by the NDRC after the Closing Date in accordance with the NDRC Circular and any implementation rules as issued by the NDRC from time to time.

Section 5.18          Additional Issuance. The Parties agree that Company may issue additional convertible notes in an aggregate principal amount not to exceed US$50,000,000 to certain other investors within 30 calendar days following the date hereof on the same terms as the Notes acquired by the Investors described in this Agreement (including the Exhibits attached hereto, but excluding (i) the rights described in Section 5.03, Section 5.09, Section 5.13, Section 5.15 and Section 5.16 of this Agreement, (ii) the rights expressly available only to the Investor Parties specified in the Notes, which shall be granted and assignable to the Investor Parties and the VCOC Investor only).

Article VI

Conditions to Closing

Section 6.01          Conditions to the Obligations of the Company and the Investors. The respective obligations of each of the Company and the Investors to effect the Closing shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following condition:

(a)            no temporary, preliminary or permanent Judgment shall have been enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority nor shall any proceeding brought by a Governmental Authority seeking any of the foregoing be pending, or any applicable Law shall be in effect, in each case which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Transactions (collectively, “Restraints”).

Section 6.02          Conditions to the Obligations of the Company. The obligation of the Company to effect the Closing shall be further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)            the representations and warranties of the Investors set forth in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

(b)            each Investor shall have complied with or performed in all material respects its obligations required to be complied with or performed by it pursuant to this Agreement at or prior to the Closing; and

(c)            the Company shall have received a certificate, signed on behalf of each Investor by an authorized signatory thereof, certifying that the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied.

Section 6.03          Conditions to the Obligations of the Investors. The obligation of the Investors to effect the Closing shall be further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)            the representations and warranties of the Company (i) set forth in Sections 3.01, 3.02, 3.03, 3.04, 3.16, 3.18 and 3.19(e) (the “Fundamental Warranties”) shall be true and correct (other than for de minimis inaccuracies) as of the date hereof and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and (ii) set forth in this Agreement (other than those listed in the immediately preceding clause (i)), shall be true and correct as of the Closing Date with the same effect as though made as of the date hereof and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (ii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein shall be disregarded);

(b)            the Company shall have complied with or performed in all material respects its obligations required to be complied with or performed by it pursuant to this Agreement at or prior to the Closing;

(c)            from the date of this Agreement, no Material Adverse Effect shall have occurred;

(d)            the Company shall have duly attended to and completed all corporate procedures and other actions that are required in connection with the Transaction Documents and the transactions contemplated thereby, including without limitation the (i) approval by the Board of the execution, delivery and performance by the Company of the Transaction Documents, the issuance of the Notes at the Closing, the Preferred Shares upon the maturity of the Notes, and/or the Conversion Securities upon conversion of the Convertible Securities in accordance with their terms, and the other transactions contemplated by the Transaction Documents to which the Company is a party or which require approval by the Board, and (ii) authorization by the Board of a specified person or persons, on behalf of the Company, to sign and deliver the Transaction Documents to which it is a party;

(e)            [Reserved];

(f)            the Investors shall have received a certificate, signed on behalf of the Company by an executive director thereof, certifying that the conditions set forth in Section 6.03(a), Section 6.03(b) and Section 6.03(c) have been satisfied; and

(g)            the Investors shall have received a legal opinion dated as of the Closing Date in a form reasonably acceptable to the Investors from Maples and Calder (Hong Kong) LLP, the Cayman Islands legal adviser to the Company.

Article VII

Termination; Survival

Section 7.01          Termination. This Agreement may be terminated at any time prior to the Closing:

(a)            by the mutual written consent of the Company and the Investors;

(b)            by either the Company or the Investors upon written notice to the other, if the Closing has not occurred on or prior to February 28, 2022 (the “Termination Date”); provided that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been a principal cause of or primarily resulted in the events specified in this Section 7.01(b);

(c)            by either the Company or the Investors if any Restraint enjoining or otherwise prohibiting the consummation of the Transactions at the Closing shall be in effect and shall have become final and non-appealable prior to the Closing Date; provided that the right to terminate this Agreement pursuant to this Section 7.01(c) will not be available to any party that has breached in any material respect any provision of this Agreement in any manner that was the primary cause of the Restraint;

(d)            by the Investors if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 6.03(a) and 6.03(b), and (ii) is incapable of being cured prior to the Termination Date, or if capable of being cured, shall not have been cured within 30 calendar days (but in no event later than the Termination Date) following receipt by the Company of written notice of such breach or failure to perform from the Investors stating the Investors’ intention to terminate this Agreement pursuant to this Section 7.01(d) and the basis for such termination; provided that the Investors shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if the Investors is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(e)            by the Company if the Investors shall have breached any of their representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 6.02(a) and 6.02(b), and (ii) is incapable of being cured prior to the Termination Date, or if capable of being cured, shall not have been cured within 30 calendar days (but in no event later than the Termination Date) following receipt by the Investors of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(e) and the basis for such termination; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(e) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder.

Section 7.02          Termination of Investors’ Rights. The Investors’ and VCOC Investor’s rights under Section 5.03(a), Section 5.03(b), Section 5.09, Section 5.13 and Section 5.15 shall terminate immediately and permanently upon the Investors ceasing to satisfy the Minimum Shareholding Requirement and shall forthwith become null and void.

Section 7.03          Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 5.04, Section 5.05, this Section 7.03 and Article IX, all of which shall survive termination of this Agreement), and there shall be no liability on the part of any Investor or the Company or their respective directors, officers and Affiliates in connection with this Agreement, except that no such termination shall relieve any party from liability for damages to another party (a) resulting from fraud, or (b) for any breach of this Agreement occurring prior to termination. Each party’s right of termination under Section 7.01 is in addition to any other right it may have under this Agreement or otherwise, and the exercise of a party’s right of termination will not constitute an election of remedies.

Section 7.04          Survival. All of the covenants or other agreements of the parties contained in this Agreement shall survive until fully performed or fulfilled, unless and to the extent that non-compliance with such covenants or agreements is waived in writing by the party entitled to such performance. All representations and warranties contained in this Agreement (including the schedules and the certificates delivered pursuant hereto) will survive the Closing Date until the first anniversary of the Closing Date; provided that the Fundamental Warranties shall survive the Closing for five (5) years following the Closing Date; provided further that nothing herein shall relieve any party of liability for any inaccuracy or breach of such representation or warranty to the extent that any good faith allegation of such inaccuracy or breach is made in writing prior to such expiration by a Person entitled to make such claim pursuant to the terms and conditions of this Agreement. For the avoidance of doubt, claims may be made with respect to the breach of any representation, warranty or covenant until the applicable survival period therefor as described above expires.

Article VIII

Indemnity

Section 8.01          Indemnification. Subject to the other provisions of this Article VIII, from and after the Closing, the Company (the “Indemnifying Party”) shall indemnify each Investor, its Affiliates, and its and its Affiliates’ members, partners, managers, directors, officers, employees, advisors, shareholders, representatives and agents (each, an “Indemnified Party”) against, and shall hold each Indemnified Party harmless from and against, any and all losses, liabilities, damages, claims, proceedings, costs and expenses (including reasonable attorney’s fees in connection with any investigation or defense of a claim indemnifiable under this Article VIII) (collectively, “Losses”) incurred or sustained by, or imposed upon, such Indemnified Party based upon, arising out of, with respect to or by reason of:

(a)            any breach or violation of, or inaccuracy in, any representation or warranty respectively made by the Indemnifying Party or its Affiliates under this Agreement and/or any other Transaction Documents; or

(b)            any breach or violation of, or failure to perform, any covenants or agreements or obligations respectively made by or on behalf of, or to be performed by, the Indemnifying Party or its Affiliates under this Agreement and/or any other Transaction Documents,

Section 8.02          Certain Limitations.

(a)            The Indemnifying Party shall not be liable for any Loss consisting of punitive damages (except to the extent that such punitive damages are awarded to a third party against an Indemnified Party in connection with a third party claim).

(b)            The maximum aggregate amount of Losses that the Indemnified Parties will be entitled to recover pursuant to Section 8.01(a) shall be limited to 100% of the Purchase Price. Notwithstanding the foregoing or anything else to the contrary contained herein, the limitations on indemnification set forth in this Agreement (including, without limitation, the limitations set forth in this Article VIII) shall not apply to any claim based on fraud, willful misrepresentation or willful misconduct of the Indemnifying Party or its Subsidiaries or Affiliates.

(c)            An Indemnified Party shall not be entitled to recover from the Indemnifying Party under this Agreement more than once in respect of the same Losses suffered.

Section 8.03          Indemnification Procedures.

(a)            In the event any Indemnified Party should have a claim against the Indemnifying Party hereunder, the Indemnified Party shall promptly transmit to the Indemnifying Party a written notice (the “Indemnity Notice”) describing in reasonable detail the nature of the claim, the Indemnified Party’s good faith estimate of the amount of Losses attributable to such claim and the basis of the Indemnified Party’s request for indemnification under this Agreement; provided that no failure, delay or deficiency in providing such notice shall constitute a waiver or otherwise modify the Indemnified Party’s right to indemnity hereunder, except to the extent that the Indemnifying Party shall have been materially prejudiced by such failure, delay or deficiency. If the Indemnifying Party does not notify the Indemnified Party within 30 days from its receipt of the Indemnity Notice that the Indemnifying Party disputes such claim, the Indemnifying Party shall be deemed to have accepted and agreed with such claim.

Article IX

Miscellaneous

Section 9.01          Amendments; Waivers. Subject to compliance with applicable Law, this Agreement may be amended or supplemented in any and all respects only by written agreement of the parties hereto.

Section 9.02          Extension of Time, Waiver, Etc. The Company and the Investors may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party, or (c) waive compliance by the other party with any of the agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company or the Investors in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 9.03          Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other party hereto; provided, however, that without the prior written consent of the Company, (a) each Investor may assign its rights, interests and obligations under this Agreement, in whole or in part, to one or more Permitted Transferees, so long as the assignee shall agree in writing to be bound by the provisions of this Agreement, including the rights, interests and obligations so assigned; provided further that no such assignment as contemplated above will relieve any Investor of its obligations hereunder prior to the Closing, (b) each Investor may grant a security interest in its respective rights (but not its obligations) under this Agreement in connection with any Back Leverage, and (c) after the Closing, each Investor may assign its rights, interests and obligations under this Agreement to any transferee of the Convertible Securities or Conversion Securities in a Transfer that complies with Section 5.07; provided, however, that the Investors’ rights under Section 5.03(a), Section 5.03(b), Section 5.09, Section 5.13, Section 5.15 and Section 5.16 shall not be assignable to any such Person other than an Investor Party without the prior written consent of the Company. Subject to the immediately preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

Section 9.04          Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

Section 9.05          Entire Agreement; No Third-Party Beneficiaries. This Agreement, together with the other Transaction Documents, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. In case of any inconsistency or conflict between (i) the provisions of Section 5.03(a), Section 5.03(b), Section 5.09, Section 5.13 and Section 5.15, respectively, of this Agreement, on the one hand, and (ii) the provisions of Section 5.03(a), Section 5.03(b), Section 5.09, Section 5.13 and Section 5.15, respectively, of the 2020 Investment Agreement, on the other hand, the terms of this Agreement shall prevail and control over the terms of the 2020 Investment Agreement. No provision of this Agreement shall confer upon any Person other than the parties hereto and their permitted assigns any rights or remedies hereunder; provided that (i) Article VIII shall be for the benefit of and fully enforceable by any Indemnified Party, and (ii) Section 9.13 shall be for the benefit of and fully enforceable by each of the Non-Recourse Parties.

Section 9.06          Governing Law; Jurisdiction.

(a)            This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

(b)            Any disputes, actions and proceedings against any party hereto or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.06(b) (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one (1) Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one (1) Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive−type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties hereto irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c)            Each of the parties hereto irrevocably consents to service of process in the manner provided for notices in Section 9.06. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by Law.

Section 9.07          Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to cause the Closing to occur. The parties acknowledge and agree that (a) the parties shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including, for the avoidance of doubt, the right of each party to cause the Closing to be consummated on the terms and subject to the conditions set forth in this Agreement) without proof of damages or otherwise (in each case, subject to the terms and conditions of this Section 9.07), this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor the Investors would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and agree not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.07 shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.08          Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (which is confirmed), emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to the Company, to it at:

VNET Group, Inc.

Guanjie Building, Southeast 1st Floor

10# Jiuxianqiao East Road

Chaoyang District, Beijing 100016
Attention: [**]
Email: [**]

with a copy (which shall not constitute notice) to:

Cooley LLP
Suites 3501-3505, 35/F
Two Exchange Square
8 Connaught Place
Central, Hong Kong
Attention:    [**]
Email:           [**]

If to the Investors, to their respective addresses as follows:

Vector Holdco Pte. Ltd.

c/o Intertrust Singapore Corporate Services Pte. Ltd.

77 Robinson Road, #13-00 Robinson 77, Singapore 068896

BTO Vector Fund FD (CYM) L.P.

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue

Grand Cayman, KY1-9005, Cayman Islands

Blackstone Tactical Opportunities Fund – FD L.P.

345 Park Avenue

New York, NY 10154

Attention:  [**]

Email:  [**]

in each instance, with a copy (which shall not constitute notice) to:

The Blackstone Group (HK) Limited

Two International Finance Centre

Suite 901, 9th Floor, 8 Finance Street

Central, Hong Kong

Attention: [**]
Email: [**]

in each instance, with a copy (which shall not constitute notice) to:

Kirkland & Ellis

26th Floor, Gloucester Tower, The Landmark,

15 Queen’s Road Central, Hong Kong

Attention:     [**]
Facsimile:      +852 3761 3301
Email:            [**]

Kirkland & Ellis LLP

601 Lexington Avenue, New York, NY 10022

Attention:     [**]

Email:            [**]

or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 9.09          Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

Section 9.10          Listing. If the Company proposes to undertake a listing (including a secondary or dual primary listing) of its Equity Securities on an international securities exchange (including without limitation the Stock Exchange of Hong Kong) approved by the Board (such a listing, a “Listing”), then the Company shall (a) consult with the Investors in respect of any matters relating to such Listing that could reasonably be expected to affect the Investors’ rights hereunder or under any other Transaction Documents, (b) give the Investors an opportunity to comment on any notices, communications and/or documents to be provided by the Company to the applicable regulatory authorities (including the relevant securities exchange and/or securities regulator) (the “Regulator”) that relate to the Investors’ rights hereunder or under any other Transaction Documents in advance of delivering any such documents to the Regulator and incorporate to such documents reasonable comments that may be proposed by the Investors, (c) promptly forward to the Investors copies of all notices, communications and documents received from or provided to the Regulator that relate to the rights of the Investors hereunder or under any other Transaction Documents, (d) exercise reasonable best efforts to procure that the Investors and/or their Representatives shall have the opportunity to attend all meetings with the Regulator (including telephonic calls or video conferences) to discuss matters that could reasonably be expected to relate to the Investors’ rights hereunder or under any other Transaction Documents, and (e) exercise reasonable best efforts to procure any Conversion Securities held by the Investors will be duly listed and admitted to trading on such international securities exchange upon consummation of the Listing. To the extent that, following compliance with the preceding sentence, any right of any of the Investors under this Agreement or any other Transaction Document is not in compliance with or is otherwise deemed to be inconsistent with the listing rules, requirements, laws or published guidance letters of the Regulator or required by the Regulator to be terminated, suspended or otherwise reduced, then the Company shall use its reasonable best effort to obtain a waiver and/or consent (in a form reasonably satisfactory to the Investors) from strict compliance with such applicable rules, requirements, laws or guidance. If the Company has complied with the foregoing two sentences and, after the Company has taken all actions contemplated to be taken by it under the foregoing two sentences, the Regulator indicates that it does not grant such waiver and/or consent with respect to any of the rights of the Investors under Section 5.03(a), Section 5.03(b), Section 5.09, Section 5.13, Section 5.15 and/or Section 5.16 (the “Investors’ Specified Rights”), then solely to the extent required by the Regulator as a condition to approving the Listing, the Investors’ Specified Rights shall be terminated and the Investors shall agree to amend this Agreement to provide for the termination of such Investors’ Specified Rights so required by the Regulator to be terminated (a “Specified Rights Termination”), which Special Rights Termination shall become effective at the latest time practically permitted by the Regulator; provided, further, that in the event that a Listing is not consummated within the reasonably contemplated period (as agreed between the Company and the Investors) of such Specified Rights Termination, any rights that have been so terminated shall be automatically reinstated with a view to putting the Investors in the same position as if the Special Rights Termination had not occurred. In addition, the Company and the Investors shall, with a view to effect the original intent of the parties as closely as possible, discuss in good faith alternative approaches mutually satisfactory to the Company and the Investors.

Section 9.11          Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 9.12          Interpretation.

(a)            When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

(b)            The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c)            Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

(d)            Whenever the words “ordinary course of business” is used in this Agreement, it shall be deemed to be followed by the words “consistent with past practice”.

(e)            The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement unless the context requires otherwise.

(f)            The words “date hereof” when used in this Agreement shall refer to the date of this Agreement.

(g)            The terms “or”, “any” and “either” are not exclusive.

(h)            The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(i)             The word “will” shall be construed to have the same meaning and effect as the word “shall”.

(j)             The words “made available to the Investors” and words of similar import refer to documents delivered in Person or electronically to the Investors or their respective Representatives in each case no later than one (1) Business Day prior to the date hereof.

(k)            All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP.

(l)             All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(m)           Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(n)            Unless otherwise specifically indicated, all references to “dollars”, “US$” or “$” shall refer to the lawful money of the United States.

(o)            References to a Person are also to its permitted assigns and successors.

(p)            When calculating the period of time between which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded (unless, otherwise required by Law, if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day).

(q)            The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

Section 9.13          Non-Recourse. This Agreement and the other Transaction Documents may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement, the other Transaction Documents, or the transactions contemplated hereby and thereby may only be brought against the entities that are expressly named as parties hereto or thereto and their respective successors and assigns. Except as set forth in the immediately preceding sentence, no past, present or future director, officer, employee, incorporator, member, partners, stockholder, Affiliate, agent, attorney, advisor or representative of any party hereto (collectively, the “Non-Recourse Parties”) shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Each of the Non-Recourse Parties are intended third party beneficiaries of this Section 9.13.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

VNET GROUP, INC.,

By:	/s/ Sheng Chen
	Name:	Sheng Chen
	Title:	Executive Chairman of the Board of Directors

[Signature Page to Investment Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

VECTOR HOLDCO PTE. LTD.

By:	/s/ Kwang Yew See
	Name:	Kwang Yew See
	Title:	Director

[Signature Page to Investment Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

BTO VECTOR FUND FD (CYM) L.P.

By:	BTO Holdings (Cayman) – NQ Manager L.L.C., its general partner

By:	Blackstone Tactical Opportunities Management Associates (Cayman) – NQ L.P., its managing member

By:	BTO GP – NQ L.L.C., its general partner

By:	/s/ Christopher J. James
	Name:	Christopher J. James
	Title:	Authorized Person

[Signature Page to Investment Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above.

Blackstone Tactical Opportunities Fund – FD (Cayman) – NQ L.P.

By:	Blackstone Tactical Opportunities Management Associates III (Cayman) – NQ L.P., its general partner

By:	BTOA III (Cayman) – NQ GP L.P., its general partner

By:	BTO GP – NQ L.L.C., its general partner

By:	/s/ Christopher J. James
	Name:	Christopher J. James
	Title:	Authorized Signatory

[Signature Page to Investment Agreement]

EXHIBIT A

Form of Notes

Article I FORM OF JUNIOR CONVERTIBLE NOTE

OF

VNET Group INC.

THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER SECURITIES LAWS. THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE SOLD, OFFERED FOR SALE OR OTHERWISE TRANSFERRED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND OTHER APPLICABLE SECURITIES LAWS, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Issuance Date: [               ], 2022

Certificate No: [                       ]

US$ [                       ]

FOR VALUE RECEIVED, and subject to the terms and conditions of this junior convertible promissory note (this “Note”), VNET Group, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), hereby promises to pay to the order of [                            ], a [                       ] [incorporated/organized] under the laws of [                         ] (the “Holder”), or its assigns, in lawful money the principal amount of [                            ] (the “Principal Amount”) plus any Accrued Interest and Stub Period Interest on [                   ], 2027, being the fifth (5th) anniversary of the date of issuance of this Note (the “Maturity Date”), provided that, solely for the benefit of any Holder that is an Investor Party as of the Maturity Date, the Maturity Date shall be extended to the 31st day after the Maturity Date (the “Investor Maturity Date”), and unless this Note has been duly redeemed or converted into the Conversion Securities in full pursuant to and in accordance with the terms and conditions set forth in this Note prior to the Investor Maturity Date, the Company’s repayment obligation on the Investor Maturity Date to such Holder that is an Investor Party will be satisfied by issuance and delivery of an aggregate number of Series A-1 Preferred Shares (as defined below) equal to (1) the remaining portion of the Principal Amount, divided by (2) US$1,000, in repayment of this Note (with (1) any remainder after such division being treated as a fractional Series A-1 Preferred Share, and (2) any Accrued Interest and Stub Period Interest being treated as accrued, accumulated and unpaid dividends on such whole and fractional Series A-1 Preferred Shares).

RECITALS:

WHEREAS, the Board has authorized, at a meeting of the Board held on January __, 2022, the adoption of a Certificate of Designation, Preferences and Rights of the Series A-1 Perpetual Convertible Preferred Shares (the “Certificate of Designation”) to create and issue a new series of perpetual convertible preferred shares of the Company with preference, priority, special privilege, redemption and other rights provided therein and that 300,000 of the authorized but unissued Class A Ordinary Shares in the authorized share capital of the Company be re-designated as Series A-1 Perpetual Convertible Preferred Shares (the “Series A-1 Preferred Shares”).

NOW THEREFORE, the following is a statement of the rights of the Holder and the conditions to which this Note is subject, and to which the Holder, by the acceptance of this Note, agrees:

1.             [Reserved]

2.             Defined Terms. For purposes hereof, the following terms shall have the following meanings:

“2027 Convertible Notes” means the convertible notes purchased pursuant to the Investment Agreement, including this Note, and any convertible note issued by the Company to certain of its existing institutional investors as contemplated by Section 5.18 of the Investment Agreement.

“7-Day Period” has the meaning set forth in Section 7.2(a)(i).

“Accrued Interest” has the meaning set forth in Section 4.2.

“ADSs” means American depositary shares of the Company, each of which represents six (6) (or such other number as applicable at the relevant time) Class A Ordinary Shares.

“Board” means the board of directors of the Company.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions in the State of New York, the PRC, Hong Kong, the Republic of Singapore or the Cayman Islands are required or authorized by law or executive order to be closed.

“Certificate of Designation” has the meaning set forth in the Recitals.

“Class A Ordinary Shares” means the Class A ordinary shares of the Company, with a par value of US$0.00001 each.

“Class B Ordinary Shares” means the Class B ordinary shares of the Company, with a par value of US$0.00001 each.

“Class C Ordinary Shares” means the Class C ordinary shares of the Company, with a par value of US$0.00001 each.

“Company” has the meaning set forth in the Preamble.

“Conversion Date” has the meaning set forth in Section 7.3(e).

“Conversion Documents” has the meaning set forth in Section 7.3(a).

“Conversion Price” means, initially, US$1.8333 per Class A Ordinary Share or US$11.00 per ADS, as adjusted from time to time in accordance with Section 7.6.

“Conversion Securities” means the Class A Ordinary Shares or the ADSs issued upon conversion of this Note in accordance with the terms of Section 7.

“Conversion Securities Delivery Date” has the meaning set forth in Section 7.3(b).

“Conversion Threshold” means 200% of the Conversion Price per ADS.

“Convertible Note Purchase Agreements” means the convertible note purchase agreements, dated February 19, 2020, February 24, 2020, March 16, 2020, April 27, 2020 or June 5, 2020, between the Company and each of Goldman Sachs Asia Strategic Pte. Ltd. and certain other investors, respectively.

“Convertible Notes” means the convertible promissory notes issued by the Company in the aggregate principal amount of US$200,000,000 pursuant to the Convertible Note Purchase Agreements.

“Current Market Price” means, on any Trading Day, the average of the Daily VWAP for the five (5) consecutive Trading Days ending the Trading Day in question.

“Daily VWAP” means on any given Trading Day, the consolidated volume-weighted average price per ADS of ADSs as displayed under the heading “Bloomberg VWAP” on the Bloomberg page for the “<equity> AQR” page corresponding to the “ticker” for such ADSs (or its equivalent successor if Bloomberg ceases to publish such price, or such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the closing price of one ADS of such ADSs on such Trading Day). The “volume weighted average price” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

“Deposit Agreement” has the meaning set forth in Section 7.3(c).

“Depositary” has the meaning set forth in Section 7.3(e).

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“Event of Default” means any one or more of the following events that has occurred and is continuing: (a) the Company defaults in the payment of the Principal Amount or any other Redemption Price on its due date, whether at maturity, upon redemption, by declaration or otherwise, or (b) the Liquidation.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exiting Holders” has the meaning set forth in Section 8(b).

“Fair Market Value of Non-Cash Dividend” means the fair market value of a dividend or distribution paid to the Holder in any form other than cash or as Class A Ordinary Shares (with respect to which the Conversion Price is adjusted pursuant to Section 7.6(b)..

“Founder” means Mr. Sheng Chen, the Company’s founder and the chairman of the Board.

“Fundamental Adverse Regulatory Change” means any change in or amendment to the laws, regulations and/or rules of the People’s Republic of China or the official interpretation or official application thereof (a “Change in Law”) that results in (x) the Company and its Subsidiaries (collectively, the “Company Group”) (as in existence immediately subsequent to such Change in Law), as a whole, being legally prohibited from operating substantially all of the business operations conducted by the Company Group (as in existence immediately prior to such Change in Law) as of the last date of the period described in the Company’s consolidated financial statements for the most recent fiscal quarter, or (y) the Company being unable to continue to derive substantially all of the economic benefits from the business operations conducted by the Company Group (as in existence immediately prior to such Change in Law) in the same manner as reflected in the Company’s consolidated financial statements for the most recent fiscal quarter.

“Fundamental Change” means any one or more of the following events:

(a)           a “person” or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than the Company or any of its wholly-owned Subsidiaries, has become or files any report with the SEC indicating that such person or group has become the direct or indirect “beneficial owner” (as defined below) of the Company’s equity securities representing more than fifty percent (50%) of the voting power of all of the Company’s then-outstanding equity securities;

(b)           the consummation of (i) any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person, other than one or more of the Company’s wholly-owned Subsidiaries; or (ii) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition, liquidation or otherwise) all of the Class A Ordinary Shares are exchanged for, converted into, acquired for, or constitutes solely the right to receive, other securities, cash or other property (other than changes resulting solely from a subdivision or combination, or a change in par value, of the Ordinary Shares); provided, however, that any merger, consolidation, share exchange or combination of the Company pursuant to which all Persons that directly or indirectly “beneficially owned” (as defined below) all classes of the Company’s equity securities immediately before such transaction directly or indirectly “beneficially own,” immediately after such transaction, more than fifty percent (50%) of all classes of equity securities of the surviving, continuing or acquiring company or other transferee, as applicable, or the parent thereof, in substantially the same proportions vis-à-vis each other as immediately before such transaction will be deemed not to be a Fundamental Change pursuant to this clause (b);

(c)           the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company;

(d)           (i) the Founder ceases to be the largest holder of the Company’s voting power represented by all voting securities of the Company (excluding all voting securities of the Company beneficially owned by the Investors and their affiliates (as such term is defined in Rule 405 under the Securities Act)) and (ii) the Founder has resigned from the Board, or been removed from the Board by the Board or the Company’s shareholders; or

(e)           the ADSs are delisted from the Trading Market unless the Company’s ADSs or Class A Ordinary Shares are listed for trading on another reputable international stock exchange (including The Stock Exchange of Hong Kong).

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For the purposes of this definition, whether a Person is a “beneficial owner” and whether shares are “beneficially owned” will be determined in accordance with Rule 13d-3 under the Exchange Act.

“Holder” has the meaning set forth in the Preamble.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Incremental Amount” means, with respect to this Note, an incremental amount (which shall not be less than zero), if applicable, that is equal to (a) fifty (50%) of the Principal Amount, minus (b) the interest that has already been paid in cash, minus (c) the Fair Market Value of Non-Cash Dividend that has already been paid in accordance with Section 4.1, minus (d) the Accrued Interest and minus (e) the Stub Period Interest that has accrued until, but excluding, the date that the Redemption Price is paid in full.

“Independent Investment Bank” means an independent investment bank of international repute (acting as an expert) selected by the Company at its own expense and approved by the Majority Noteholders. If the Company fails to select an Independent Investment Bank when required by the terms of this Note, the Majority Noteholders may select the Independent Investment Bank at the expense of the Company.

“Interest Payment Date” has the meaning set forth in Section 4.2.

“Interest Rate” means 2.0% per annum.

“Investment Agreement” means the Investment Agreement dated January __, 2022 among the Company, VECTOR HOLDCO PTE. LTD. and BTO VECTOR FUND FD (CYM) L.P., and solely with respect to certain sections thereof, BLACKSTONE TACTICAL OPPORTUNITIES FUND – FD (CAYMAN) – NQ L.P. (as amended from time to time).

“Investor Maturity Date” has the meaning set forth in the Preamble.

“Investor Party” has the meaning set forth in the Investment Agreement.

“Investors’ Representative” means the individual(s) appointed by the Investors to the Board as an observer and/or to the Company’s Strategic Development Committee as a member, in each case, pursuant to the Investment Agreement.

“Investors” has the meaning set forth in the Investment Agreement.

“Junior Indebtedness” has the meaning set forth in Section 3.

“Liquidation” has the meaning set forth in Section 5.

“Listing” has the meaning set forth in Section 7.7.

“Majority Noteholders” means holders of a majority of the total outstanding Principal Amount of all the 2027 Convertible Notes.

“Mandatory Conversion Date” has the meaning set forth in Section 7.3(b).

“Mandatory Conversion Notification Period” has the meaning set forth in Section 7.3(b).

“Mandatory Conversion Trigger Event” has the meaning set forth in Section 7.3(b).

“Maturity Date” has the meaning set forth in the Preamble.

“Non-Requesting Holder(s)” has the meaning set forth in Section 8(b).

“Ordinary Shares” means, collectively, Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares.

“Original Issuance Date” means [                  ], 2022.

“Person” means an individual, company, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity.

“PRC” means the People’s Republic of China, excluding, for the purpose of this Note, Hong Kong, the Macau Special Administrative Region and Taiwan.

“Redemption Date” has the meaning set forth in Section 8(a).

“Redemption Notice” has the meaning set forth in Section 8(a).

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“Redemption Period” means:

(a) in the case of any Holder that is an Investor Party, (i) the period commencing on the date of a Fundamental Adverse Regulatory Change, a Fundamental Change or an Event of Default and ending on [                     ], 2027 (being the fifth (5th) anniversary of the Original Issuance Date), and (ii) the thirty-(30)-day period beginning on [                     ], 2027 and ending on [                     ], 2027; and

(b) in the case of any Holder that is not Investor Party, the period commencing on the date of a Fundamental Adverse Regulatory Change or an Event of Default and ending on [                     ], 2027 (being the fifth (5th) anniversary of the Original Issuance Date).

“Redemption Price” means, with respect to this Note, a price equal to the sum of:

(a)           the Principal Amount of this Note; plus

(b)           the total amount of the Accrued Interest, and any Stub Period Interest that has accrued until, but excluding, the date the Redemption Price is paid in full; plus

(c)           in case a Fundamental Change has occurred, the Incremental Amount.

“Registration Rights Agreement” means the Registration Rights Agreement dated [                     ], 2022 among the Company, VECTOR HOLDCO PTE. LTD. and BTO VECTOR FUND FD (CYM) L.P. (as amended from time to time).

“Reorganization Event” has the meaning set forth in Section 7.6(c).

“Requesting Holder” has the meaning set forth in Section 8(b).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

“Senior Indebtedness” means the Convertible Notes, other convertible notes or indebtedness that may be issued from time to time that is expressed to be senior in right of payment to the 2027 Convertible Notes, and the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness.

“Series A-1 Preferred Shares” has the meaning set forth in the Recitals.

“Stub Period Interest” means at the applicable determination time, any unpaid, accrued and accumulated interest on this Note that has accrued on and from the date immediately after the immediately preceding Interest Payment Date until, but excluding, the applicable date of redemption, payment or conversion.

“Subsidiary” means, with respect to any given Person, any other Person that is controlled directly or indirectly by such given Person, which shall, for the avoidance of doubt, include any variable interest entity whose assets and financial results are consolidated with the assets and financial results of such given Person and are recorded on the financial statements of such given Person for financial reporting purposes in accordance with applicable accounting standards.

“Taxes” means any federal, state, local or non-U.S. taxes, including sales and use taxes, transaction privilege taxes, gross receipts taxes, income taxes, business and occupation taxes, social security taxes, payroll taxes, employment taxes, estimated taxes, real property taxes, stamp taxes, franchise taxes, transfer taxes, value added taxes, withholding taxes, unemployment taxes, and other similar charges in the nature of tax such as duties, customs, tariffs, imposts, and government-imposed surcharges imposed by any governmental entity (or any department, agency, or political subdivision thereof), together with any interest, penalties and additions to tax imposed thereon.

“Trading Day” means a day on which the Trading Market where the ADSs are traded at the relevant time is open for business.

“Trading Market” means the NASDAQ Global Select Market, or if applicable, the NASDAQ Global Market, or any successor to any of the foregoing markets or exchanges.

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3.             Rank. This Note shall rank senior in right of payment to any of the Company’s other indebtedness that is expressly subordinated in right of payment to this Note (“Junior Indebtedness”), pari passu in right of payment to any of the Company’s other unsecured indebtedness and liabilities that are not so subordinated, and junior in right of payment to any Senior Indebtedness. This Note will at all times rank pari passu without any preference amongst the 2027 Convertible Notes and if any payment is insufficient to discharge all the amounts then due and payable by the Company under the 2027 Convertible Notes, such payment shall be applied in and towards payment pro rata of (a) firstly, any Stub Period Interest and (b) secondly, the Principal Amount and Accrued Interest (calculated on a total amount of entitlement basis).

4.             Interest.

4.1           Accrual of Interest. On and from the Original Issuance Date, interest on this Note shall accrue in accordance with Section 4.3 at the Interest Rate on the Principal Amount. For the avoidance of doubt, the Accrued Interest shall not accrue any additional interest. All accrued interest on this Note shall be paid in accordance with this Section 4. If the Company declares or pays a dividend or distribution (whether in cash, property or any other form) on the Ordinary Shares, the Company shall simultaneously pay the Holder in the same form and manner on a pro rata basis with the Ordinary Shares determined on an as-converted basis assuming that this Note had been fully converted at the option of the Holder pursuant to Section 7 as of the date immediately prior to the record date of the applicable dividend (or if no record date is fixed, the date as of which the record holders of Ordinary Shares entitled to such dividends are to be determined) (except in the case of a distribution in kind that consists solely of Ordinary Shares and/or ADSs, in which case the Holder shall not be entitled to participate but the Conversion Price shall be adjusted pursuant to Section 7.6(b)). The Fair Market Value of Non-Cash Dividend shall be determined by the Independent Investment Bank and valued as of the time of such dividend or distribution.

4.2           Payment of Interest. The Company shall make an interest payment on this Note in cash semi-annually on June 30 and December 31 in each calendar year (each such date, an “Interest Payment Date”), with the first Interest Payment Date being June 30, 2022. If the Company is unable to make the accrued interest payment on this Note in cash on an Interest Payment Date, it shall provide at least five (5) calendar days’ prior written notice to the Holder, and the interest payment on this Note accrued until and including, and due and payable on, such Interest Payment Date shall be treated as accrued, accumulated and unpaid interest (all such accrued interest, the “Accrued Interest”) on and from such Interest Payment Date, which together with any Stub Period Interest shall (i) be delivered to the Holder through payment in cash or Conversion Securities upon Liquidation, conversion or Redemption as contemplated by and pursuant to the terms of this Note (including in accordance with Section 5, Section 7 and Section 8), (ii) if the Holder is not an Investor Party, be paid in cash on the Maturity Date, or (iii) if the Holder is an Investor Party, on the Investor Maturity Date, be treated as accrued, accumulated and unpaid dividends on the Series A-1 Preferred Shares issued as repayment of the Note in accordance with the Preamble to this Note. If any Interest Payment Date is not a Business Day, the applicable payment shall be due on the next succeeding Business Day.

4.3           Interest Calculations. Interest on this Note shall accrue on the basis of a 360-day year, consisting of two (2) semi-annual period of 180 calendar days each, and shall accrue daily commencing on the Original Issuance Date until, but excluding the applicable date of redemption, payment or conversion.

4.4           Conversion or Redemption prior to an Interest Payment Date. If the Conversion Date or the Redemption Date for this Note is prior to the next occurring Interest Payment Date, the Holder shall be entitled to receive such Stub Period Interest, notwithstanding the conversion or redemption of such Note prior to the applicable Interest Payment Date.

5.             Liquidation.

5.1           Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (each, a “Liquidation”), the Holder then shall be entitled to be paid out of the assets of the Company available for distribution before any distribution or payment out of the assets of the Company shall be made to the holders of Junior Indebtedness or any shareholders of the Company, an amount in cash equal to the greater of (i) the outstanding Principal Amount of this Note, plus any Accrued Interest and Stub Period Interest and (ii) the aggregate value that the Holder would have received had the Holder, immediately prior to such Liquidation, converted this Note (together with any unpaid, accrued and accumulated interest thereon) into Conversion Securities at the applicable Conversion Price then in effect in accordance with Section 7.1; provided that if a Fundamental Change has occurred, such amount in cash to be received by the Holder under Section 5 shall be no less than the Redemption Price.

6

5.2           Insufficient Assets. If upon any Liquidation the remaining assets of the Company available for distribution shall be insufficient to pay the holders of the 2027 Convertible Notes the full amount to which they are entitled under Section 5.1, (a) the holders of the 2027 Convertible Notes shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective full amounts which would otherwise be payable to each such holder in respect of such holder’s the 2027 Convertible Note upon such Liquidation if all amounts payable on or with respect to such 2027 Convertible Note were paid in full, and (b) the Company shall not make or agree to make or set aside any payments for the benefit of the holders of Junior Indebtedness or any shareholders of the Company.

5.3           Notice Requirement. In the event of any Liquidation, the Company shall, within ten (10) days of the date the Board approves such action, or no later than twenty (20) days of any general meeting of shareholders called to approve such action, or within twenty (20) days of the commencement of any involuntary proceeding (if applicable), whichever is earlier, give the Holder written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of cash and/or any other property to be received by the Holder upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Company shall promptly give written notice to the Holder of such material change.

6.             Denominations. At the request of the Holder, the Company shall issue in lieu of this Note, one or more new notes in denominations of US$1,000 and integral multiples thereof or such other denominations as requested by the Holder, in an aggregate amount equal to the Principal Amount, without payment of additional consideration by, or other charge, cost or Tax to, the Holder in respect thereof.

7.             Conversion.

7.1           Optional Right to Convert. Subject to the provisions of this Section 7, at any time and from time to time on or after the Original Issuance Date, the Holder shall have the right by written election to the Company to convert into Conversion Securities in connection with this Section 7.1: (a) all or any portion of the outstanding Principal Amount and any Accrued Interest corresponding to the portion of this Note being converted, and (b) unless the Company pays such amounts in cash on the Conversion Date, any Stub Period Interest that has accrued up to, but excluding, the Conversion Date with respect to such portion of this Note referred to in clause (a). For the avoidance of doubt, (A) interest that has accrued since the immediately preceding Interest Payment Date on this Note not being converted (if any) shall be paid in cash on the next Interest Payment Date in accordance with Section 4.2 (or, if unpaid in cash then, shall be treated as Accrued Interest on such remaining outstanding Principal Amount in accordance with Section 4.2) and (B) if the Company elects, at its sole discretion, for any Stub Period Interest with respect to this Note (or portion thereof) being converted to be paid in cash, the Company shall pay the full amount of such Stub Period Interest to the Holder in cash on the Conversion Date. The number of Conversion Securities into which this Note (or portion thereof) shall be converted shall be determined by (a) adding (i) the Principal Amount of this Note (or portion thereof) elected to be converted by the Holder, plus (ii) the Accrued Interest corresponding to the portion of the Principal Amount of this Note being converted, plus (iii) if the Company does not pay such amounts in cash on the Conversion Date, then the full amount of such Stub Period Interest up to, but excluding, the Conversion Date with respect to such portion of this Note to be converted and then (b) dividing the result by the Conversion Price in effect immediately prior to such conversion, and in addition thereto, the Holder shall receive cash in lieu of any fractional shares as set out in Section 7.3(d).

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7.2           Mandatory Conversion.

(a)           Subject to the provisions of this Section 7, for so long as ADSs are listed on the Trading Market, if at any date and from time to time on or after the date that is the third (3rd) anniversary of the Original Issuance Date, (1) the Daily VWAP of each of twenty-four (24) or more Trading Days within a period of thirty (30) consecutive Trading Days ending on such date equals or exceeds the Conversion Threshold for the applicable Trading Day and (2) the Daily VWAP of the last Trading Day of such thirty (30)-day period equals or exceeds the Conversion Threshold for such last Trading Day (collectively, the “Mandatory Conversion Trigger Event”), the Company shall have the right to notify the Holder in accordance with the requirements and procedures set out in Section 7.3(b), whereupon all but not less than all of (a) the Principal Amount, plus (b) any Accrued Interest, plus (c) unless the Company pays such amounts in cash on the Conversion Date, any Stub Period Interest thereon that has accrued to, but excluding, the Conversion Date, shall be converted into Conversion Securities; provided, that the Company shall not be entitled to exercise such mandatory conversion right under this Section 7.2 unless:

(i)	all the Conversion Securities to be received upon conversion are either (A) available for resale under Rule 144 promulgated by the SEC under the Securities Act without volume limitations, or (B) registered for resale by the holders thereof on a delayed or continuous basis on an effective registration statement, there is no stop order with respect to such registration statement, the Conversion Securities will not be subject to any holdback or underwriter lock-up upon conversion, and the Company reasonably believes that such availability for resale under Rule 144 or registration statement will be continuously available for resale of such Conversion Securities for the seven (7) Trading Days following the Conversion Securities Delivery Date (which 7 Trading Days cannot be the last seven Trading Days of August or December) (the “7-Day Period”);

(ii)	the public trading of such Conversion Securities on the Trading Market shall not be subject to any blackout restrictions under the Company’s insider trading policy or deferral (as such term is used in Section 1.2(d) of the Registration Rights Agreement) for at least the 7-Day Period following the Conversion Securities Delivery Date, during the entirety of which the Company’s directors who are not executive officers are not subject to any trading restrictions under the Company’s insider trading policies; and

(iii)	any material non-public information that has been provided by the Company or its authorized representatives to the Investors’ Representative would no longer be material non-public information as of the Conversion Securities Delivery Date and for the duration of the 7-Day Period.

(b)           For the avoidance of doubt, if the Company elects, at its sole discretion, for any Stub Period Interest with respect to this Note being converted to be paid in cash, the Company shall pay such Stub Period Interest to the holder(s) in cash on the Conversion Date. The number of Conversion Securities into which this Note shall be converted shall be determined by (i) adding (x) the Principal Amount, plus (y) the Accrued Interest, plus (z) if the Company does not pay such amounts in cash on the Conversion Date, then the full amount of such Stub Period Interest up to, but excluding, the Conversion Date, with respect to this Note and then (ii) dividing the result by the Conversion Price in effect immediately prior to such conversion, and in addition thereto, the Holder shall receive cash in lieu of any fractional shares as set out in Section 7.3(d).

(c)           In the event that the listing of the Conversion Securities on an international securities exchange other than the Trading Market shall occur as to which the provisions of Section 7.2 above are not strictly applicable, then the Company and the Holder, acting reasonably and in good faith, shall determine the appropriate adjustment to be made, on a basis consistent with the essential intent and principles established in Section 7.2 above.

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7.3           Procedures for Conversion; Effect of Conversion

(a)           Procedures for Holder Conversion. In order to effectuate a conversion of all or a portion of this Note pursuant to Section 7.1, the Holder shall (i) submit a written election to the Company that the Holder elects to convert this Note specifying (x) the portion of the Principal Amount of this Note and the corresponding Accrued Interest elected to be converted, (y) whether this Note shall be converted into Class A Ordinary Shares or ADSs and (z) any other information that the Holder reasonably believes to be necessary or appropriate for such conversion and (ii) deliver, along with such written election, to the Company (or the Depositary or the Company’s registered office provider as specified by the Company) this Note being converted or, in the event such Note is lost, stolen or missing, accompanied by an affidavit of loss executed by the Holder, as well as deliver any other documents or information reasonably and customarily requested by the Depositary or the Company’s registered office provider in the manner and to the place reasonably required by such Depositary or registered office provider to be delivered (all items under this sub-clause (ii), collectively, the “Conversion Documents”). The Holder shall have the right to elect to receive Class A Ordinary Shares or ADSs in the event of a conversion pursuant to Section 7.1. The conversion of this Note hereunder shall be deemed effective as of the date of submission of such written election and delivery of the Conversion Documents; provided, however, that in connection with a Reorganization Event whereby this Note is to be converted in accordance with Section 7.6(c), a conversion notice may be conditional on the completion of such Reorganization Event. Upon the receipt by the Company of a written election and the delivery of the Conversion Documents, the Company shall deliver, as promptly as practicable (but in any event within five (5) Business Days thereafter), to the Holder (A)(i) if the Holder elects to convert this Note (or portion thereof) into Class A Ordinary Shares, (1) a certified copy of the Company’s register of members or an excerpt thereof reflecting the Holder’s ownership of such Class A Ordinary Shares to which the Holder shall be entitled upon conversion of this Note, and (2) a share certificate representing such Class A Ordinary Shares registered in the name of the Holder to which the Holder shall be entitled upon conversion of the applicable portion of this Note as calculated pursuant to Section 7.1, and (ii) if the Holder elects to convert this Note (or portion thereof) into ADSs, (1) a certified copy of the Company’s register of members or an excerpt thereof reflecting the Depositary’s ownership of the underlying Class A Ordinary Shares represented by the ADSs into which this Note is converted, and (2) evidence to the reasonable satisfaction of the Holder that the ADSs to which the Holder shall be entitled upon conversion of the applicable portion of this Note have been credited on the books of The Depository Trust Company to the brokerage account(s) designated by the Holder; (B) if the Company elects for any Stub Period Interest to, but excluding, the Conversion Date, to be paid in cash, the cash amount in immediately available funds of such Stub Period Interest in full; and if applicable; and (C) a note in the form of this Note, representing the portion of the principal amount of this Note not elected to be converted pursuant to the written election, in which case this Note shall be cancelled and the Company shall record the outstanding principal amount equal to the unconverted portion of this Note on the register maintained for registration or transfer of the 2027 Convertible Notes (without payment of any service charge by the Holder). All Conversion Securities issued hereunder by the Company shall be duly and validly issued, fully paid and non-assessable, free and clear of all Taxes, liens, charges and encumbrances with respect to the issuance thereof.

(b)           Procedures for Mandatory Conversion. In order to effectuate a conversion of this Note pursuant to Section 7.2, the Company shall submit a written election (the “Mandatory Conversion Notice”) to the Holder, as soon as practicable (but in any event within ten (10) Business Days) after the occurrence of the Mandatory Conversion Trigger Event (such period, the “Mandatory Conversion Notification Period”), that the Company intends to convert all but not less than all of the Principal Amount and Accrued Interest and Stub Period Interest (if applicable) of this Note and specifying that the Holder shall deliver, in accordance with such written election, to the Company (or the Depositary or the Company’s registered office provider if so required by the Company) the Conversion Documents. For the avoidance of doubt, if the Company does not submit a Mandatory Conversion Notice to the Holder pursuant to Section 7.2 within the Mandatory Conversion Notification Period, the Company shall not effect such conversion without again the occurrence of the Mandatory Conversion Trigger Event and the submission by the Company of a Mandatory Conversion Notice in such manner and by such time provided in this Section 7.3(b). The Holder shall have the right to elect to (i) convert this Note into Class A Ordinary Shares or ADSs in the event of conversion pursuant to Section 7.2 and (ii) receive any Stub Period Interest pursuant to this Section 7.3(b). The conversion of this Note hereunder shall be deemed effective on the fifth (5th) Business Day immediately following the date on which the Mandatory Conversion Notice is received by the Holder (such date, the “Mandatory Conversion Date”). Upon effectiveness of such conversion, the Company shall deliver, as promptly as practicable (but in any event within five (5) Business Days) after the later to occur of (x) the receipt by the Company of the Holder’s written election of whether this Note shall be converted into Class A Ordinary Shares or ADSs and (y) the delivery of the Conversion Documents, to the Holder (A) if the Holder elects to convert this Note into Class A Ordinary Shares, (1) a certified copy of the Company’s register of members or an excerpt thereof reflecting the Holder’s ownership of such Class A Ordinary Shares to which the Holder shall be entitled upon conversion of this Note, and (2) a share certificate evidencing the Holder’s ownership of such Class A Ordinary Shares to which the Holder shall be entitled upon conversion of this Note as calculated pursuant to Section 7.2, and (B) if the Holder elects to convert this Note into ADSs, (1) a certified copy of the Company’s register of members or an excerpt thereof reflecting the Depositary’s ownership of the underlying Class A Ordinary Shares represented by the ADSs into which this Note is converted, and (2) evidence to the reasonable satisfaction of the Holder that the ADSs to which the Holder shall be entitled upon conversion of this Note has been credited on the books of The Depository Trust Company to the brokerage account designated by the Holder (the date of such deliveries in either (A) or (B), the “Conversion Securities Delivery Date”) and (C) if the Company elects for any Stub Period Interest to, but excluding, the Conversion Date, to be paid in cash, the cash amount in immediately available funds of such accumulated and accrued interest in full. All Conversion Securities issued hereunder by the Company shall be duly and validly issued, fully paid and non-assessable, free and clear of all Taxes, liens, charges and encumbrances with respect to the issuance thereof.

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(c)           Conversion into ADSs. To the extent that the Holder elects to convert this Note (or portion thereof) into ADSs pursuant to Section 7.1 or Section 7.2, the Company shall (i) do and perform, or cause to done and performed, all such acts and things (including to provide any consent or confirmation and to satisfy any other procedural or substantive requirements under that certain deposit agreement dated April 20, 2011 (as amended, the “Deposit Agreement”) among the Company, Citibank, N.A. (as depositary, the “Depositary”) and the holders and beneficial owners of American depositary shares issued thereunder (as amended, restated, supplemented or modified from time to time)), and shall execute and deliver all such other agreements, certificates, instruments and documents, as may be necessary or reasonably requested by the Holder, in order to effect the conversion into ADSs of this Note being converted, and (ii) shall otherwise facilitate and effect (or cause to be effected) the conversion of this Note into ADSs and deliver such ADSs to the Holder in accordance with Section 7.3(a) or Section 7.3(b) (as the case may be) (including the time periods set forth therein). The Company, on the one hand, and the Holder, on the other hand, shall each pay fifty percent (50%) of the fees and expenses incurred as a result of effecting the deposit arrangement referred to in this Section 7.3(c), including ADS issuance fees.

(d)           Fractional Shares. The Company shall not issue any fractional Class A Ordinary Share or ADS upon conversion of this Note (or portion thereof). Instead, the Company shall pay a cash adjustment to the Holder based upon the Current Market Price on the Trading Day prior to the Conversion Date.

(e)           Effect of Conversion. All rights with respect to this Note (or portion thereof) that is fully converted as provided in Section 7.1 or Section 7.2, shall immediately cease and terminate as of such time, other than the shareholder rights associated with the Conversion Securities, and if applicable, the right to receive interest in cash, and payment in lieu of any fraction of this Note in exchange therefor. The “Conversion Date” means (i) with respect to conversion of this Note at the option of the Holder pursuant to Section 7.1, the date on which the Holder complies with the procedures in Section 7.3(a) (including the submission of the written election to the Company of its election to convert), and (ii) with respect to a mandatory conversion pursuant to Section 7.2, the Mandatory Conversion Date. If the Holder submits this Note (or portion thereof) for conversion, the Company shall pay (i) any documentary, stamp or similar issue or transfer tax due on the delivery of the ADSs upon such conversion of this Note (or the issuance of the underlying Class A Ordinary Shares), unless the tax is due because the Holder requests such ADSs (or such Class A Ordinary Shares) to be issued in a name other than the Holder’s name, in which case the Holder will pay that tax; and (ii)  fifty percent (50%) of the Depositary’s fees for issuance of ADSs to the extent that the Holder elects to convert this Note (or portion thereof) into ADSs.

7.4           Reservation of Shares. The Company shall at all times when any portion of this Note is outstanding reserve and keep available out of its authorized but unissued capital shares, solely for the purpose of issuance upon the conversion of this Note, such number of Conversion Securities issuable upon the conversion of this Note pursuant to this Section 7, and such number of Series A-1 Preferred Shares issuable upon the Investor Maturity Date, taking into account any adjustment to such number of Conversion Securities so issuable in accordance with Section 7.6 hereof. The Company shall take all such actions as may be necessary to assure that all such Conversion Securities may be so issued without violation of any applicable law or governmental regulation or any requirements of any Trading Market. The Company shall not close its books against the transfer of any of its capital shares in any manner which would prevent the timely conversion of this Note.

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7.5           No Charge or Payment. Upon request by the Holder, the Company shall issue, or cause to be issued, one or more certificates for Conversion Securities upon conversion of this Note pursuant to Section 7.1 or Section 7.2. The issuance of certificate(s) for Conversion Securities upon conversion of this Note (or portion thereof) pursuant to Section 7.1 or Section 7.2 shall be made without payment of additional consideration by, or other charge, cost or Tax to, the Holder in respect thereof, other than fifty percent (50%) of the Depositary’s fees for issuance of ADSs.

7.6           Adjustment to Conversion Price and Number of Conversion Securities. In order to prevent dilution of the conversion rights granted under this Section 7, the Conversion Price and the number of Conversion Securities issuable on conversion of this Note shall be subject to adjustment from time to time as provided in this Section 7.6.

(a)           Subdivisions and Combinations. In case the issued and outstanding Class A Ordinary Shares shall be subdivided (whether by share subdivision, recapitalization or otherwise) into a greater number of Class A Ordinary Shares or combined (whether by consolidation, reverse share split or otherwise) into a lesser number of Class A Ordinary Shares, as applicable, then the Conversion Price in effect at the opening of business on the day following the day upon which such subdivision or combination becomes effective shall be adjusted to equal the product of the Conversion Price in effect on such date and a fraction the numerator of which shall be the number of Class A Ordinary Shares outstanding immediately prior to such subdivision or combination, and the denominator of which shall be the number of Class A Ordinary Shares outstanding immediately after such subdivision or combination. Such adjustment shall become effective retroactively to the close of business on the day upon which such subdivision or combination becomes effective.

(b)           Dividends or Distributions Payable in Class A Ordinary Shares. In case the Company shall pay or make a dividend or other distribution on Class A Ordinary Shares or ADSs payable in Class A Ordinary Shares or ADSs, as applicable (in which case, for the avoidance of doubt, the Holder shall not participate), the Conversion Price in effect at the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such dividend or other distribution shall be reduced by multiplying such Conversion Price by a fraction the numerator of which shall be the number of Class A Ordinary Shares or ADSs, as applicable, outstanding at the close of business on the record date fixed for such determination and the denominator of which shall be the sum of such number of Class A Ordinary Shares or ADSs, as applicable, outstanding at the close of business on the record date fixed for such determination and the total number of Class A Ordinary Shares or ADSs, as applicable, constituting such dividend or other distribution, such reduction to become effective retroactively on a date immediately following the close of business on the record date for the determination of the shareholders entitled to such dividends and distributions. For the purposes of this Section 7.6(b), the number of Class A Ordinary Shares or ADSs, as applicable, at any time outstanding shall not include shares held in the treasury of the Company. The Company will not pay any dividend or make any distribution on Class A Ordinary Shares or ADSs, as applicable, held in the treasury of the Company.

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(c)           Reorganization Events. If there shall occur any reclassification, statutory exchange, reorganization, recapitalization, consolidation or merger involving the Company with or into another Person (excluding a merger solely for the purpose of changing the Company’s jurisdiction of incorporation) (a “Reorganization Event”), then, subject to Section 5, following any such Reorganization Event, this Note shall remain issued and outstanding and be convertible, at the option of the Holder, into the number, kind and amount of securities, cash or other property which the Holder would have received in such Reorganization Event had the Holder converted this Note into the applicable number of Conversion Securities immediately prior to the effective date of the Reorganization Event using the Conversion Price applicable immediately prior to the effective date of the Reorganization Event; and, in such case, appropriate adjustment shall be made in the application of the provisions in this Section 7.6 set forth with respect to the rights and interest thereafter of the Holder, to the end that the provisions set forth in this Section 7.6 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably practicable, in relation to any shares or other property thereafter deliverable upon the conversion of this Note. The Company (or any successor) shall, no less than twenty (20) Business Days prior to the occurrence of any Reorganization Event, provide written notice to the Holder of such occurrence of such event and of the kind and amount of the cash, securities or other property that this Note will be convertible into under this Section 7.6(c). Failure to deliver such notice shall not affect the operation of this Section 7.6(c). The Company shall not consummate, or enter into any agreement for, a transaction constituting a Reorganization Event unless, to the extent that the Company is not the surviving corporation in such Reorganization Event, or will be dissolved in connection with such Reorganization Event, proper provision shall be made in the agreements governing such Reorganization Event for, if elected by the Holder, the conversion of this Note into stock or shares of the Person surviving such Reorganization Event or such other continuing entity in such Reorganization Event or, in the event the Holder does not so elect to convert or convert the entire Principal Amount, this Note (or any remaining portion) will remain issued and outstanding following the consummation of such Reorganization Event with the rights, powers, preferences and privileges set forth in this Note.

(d)           ADS-Class A Ordinary Share Exchange Ratio. If the number of Class A Ordinary Shares represented by the ADSs as at the Original Issuance Date is changed for any reason, the Company shall make an appropriate adjustment to the Conversion Price such that the number of Class A Ordinary Shares represented by the ADSs upon which any conversion of this Note is based remains the same. Any reference in this Section 7.6 to issuances or other actions taken in respect of Class A Ordinary Shares or otherwise for the benefit of shareholders of the Company shall also include (without double counting) issuances or other actions that are given effect through the issuance, or other action taken in respect, of ADSs.

(e)           Other Equitable Adjustments. In case any event or circumstance shall occur as to which the provisions of Section 7.6(a) through Section 7.6(d) above are not strictly applicable, but the failure to make any adjustment to the Conversion Price would not fairly protect the conversion rights of this Note in accordance with the essential intent and principles hereof, then, in each such case, the Company, acting reasonably and in good faith, shall determine the appropriate adjustment to be made, on a basis consistent with the essential intent and principles established in Section 7.6(a) through Section 7.6(d) above necessary to preserve, without dilution, the conversion rights of the Holder. If the Majority Noteholders disagree with such determination by the Company, then the Company shall, at its own expense, appoint an Independent Investment Bank to give their opinion as soon as reasonably practicable as to the appropriate adjustment to be made, if any, on the basis describe above.  Upon receipt of such opinion, the Company shall promptly mail a copy thereof to the Holder and, unless otherwise agreed by the Majority Noteholders, the Company shall make an adjustment on the basis of such opinion.

(f)            Rounding; Par Value. All calculations under Section 7.6 shall be made to the nearest 1/10,000th of a cent or to the nearest 1/10,000th of a share, as the case may be. No adjustment in the Conversion Price shall reduce the Conversion Price below the then par value of Class A Ordinary Shares.

(g)           Certificate as to Adjustment.

(i)           As promptly as reasonably practicable following any adjustment of the Conversion Price, but in any event not later than thirty (30) days thereafter, the Company shall furnish to the Holder at the address as may be provided to the Company in writing by the Holder a certificate of an executive officer setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof.

(ii)           As promptly as reasonably practicable following the receipt by the Company of a written request by the Holder, but in any event not later than thirty (30) days thereafter, the Company shall furnish to the Holder a certificate of an executive officer certifying the Conversion Price then in effect and the number of Conversion Securities or the amount, if any, of other shares, securities or assets then issuable to the Holder upon conversion of this Note held by the Holder.

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(h)           Notices. In the event:

(i)	that the Company shall take a record of the holders of Ordinary Shares (or other capital shares or securities at the time issuable upon conversion of this Note) for the purpose of entitling or enabling them to receive any dividend or other distribution, to vote at a meeting (or by written consent), to receive any right to subscribe for or purchase any capital shares of any class or any other securities, or to receive any other security; or

(ii)	without duplication of the notice requirement in Section (c), of any capital reorganization of the Company, any reclassification of the Ordinary Shares of the Company, any consolidation or merger of the Company with or into another Person, or sale of all or substantially all of the Company’s assets to another Person to the extent such capital reorganization, reclassification, consolidation, merger or sale does not constitute a Reorganization Event;

then, and in each such case, unless the Company has previously publicly announced such information (including through filing or furnishing such information with the SEC), the Company shall send or cause to be sent to the Holder at the address specified for the Holder in the books and records of the Company (or at such other address as may be provided to the Company in writing by the Holder) at least five (5) days prior to the applicable record date or the applicable expected effective date, as the case may be, for the event, a written notice specifying, as the case may be, (A) the record date for such dividend, distribution, meeting or consent or other right or action, and a description of such dividend, distribution or other right or action to be taken at such meeting or by written consent, or (B) the effective date on which such reorganization, reclassification, consolidation, merger or sale is proposed to take place, and the date, if any is to be fixed, as of which the books of the Company shall close or a record shall be taken with respect to which the holders of record of Ordinary Shares (or such other capital shares or securities at the time issuable upon conversion of this Note) shall be entitled to exchange their shares of Ordinary Shares (or such other capital shares or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to this Note and the Conversion Securities.

7.7           Listing. If the Company proposes to undertake a listing (including a secondary or dual primary listing) of its equity securities on an international securities exchange other than the Trading Market (including without limitation the Stock Exchange of Hong Kong) approved by the Board (such a listing, a “Listing”), the Company shall use its best efforts to cause this Note, at the request of the Holder, to be convertible into Conversion Securities in depositary receipt or other form that will be duly listed and admitted to trading on such international securities exchange upon consummation of the Listing, and shall take all necessary actions, including without limitation applying the conversion process, procedures and adjustments provided under Section 7, mutatis mutandis, to such securities.

8.             Redemption.

(a)           At any time during the Redemption Period, the Holder shall have the right to require the Company to redeem (a “Redemption”), by delivering a notice of redemption to the Company (a “Redemption Notice”), specifying the date of redemption, which date shall be no less than twenty (20) Business Days after the date of delivery of the Redemption Notice (the “Redemption Date”), all but not less than all of this Note at the Redemption Price.

(b)           Upon the receipt of any Redemption Notice from the Holder who has exercised its redemption right pursuant to Section 8(a) (the “Requesting Holder”), the Company shall promptly give written notice of the redemption request to each non-requesting holder of other 2027 Convertible Notes (the “Non-Requesting Holder(s)”) stating the existence of such request, the Redemption Date and the mechanics of the Redemption. Upon receiving such notice from the Company, the Non-Requesting Holder(s) may require the Company to redeem the then outstanding 2027 Convertible Notes such Non-Requesting Holder(s) hold(s) on the Redemption Date (such participating Non-Requesting Holders together with the Requesting Holder, the “Exiting Holders”).

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(c)           On the Redemption Date, the Company shall pay the Redemption Price to each Exiting Holder in consideration of the redemption of the 2027 Convertible Notes held by such Exiting Holder by the Company pursuant to Section 8. Any portion of the Redemption Price not paid by the Company on the Redemption Date shall accrue interest at a rate of 10% per annum annually from the Redemption Date to the date when the Redemption Price is paid in full.

9.             Effectiveness. This Note shall become effective on the Original Issuance Date.

10.           Notices. Except as otherwise provided herein, all notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent (a) to the Company, at its principal executive offices and (b) to the Holder, at the Holder’s address at it appears in the register maintained by the Company for registration or transfer of the 2027 Convertible Notes (or at such other address for the Holder as shall be specified in a notice given in accordance with this Section 10).

11.           Amendment and Waiver. No provision of this Note may be amended, modified or waived except by an instrument in writing executed by the Company and the Holder, and any such written amendment, modification or waiver will be binding upon the Company and the Holder; provided, that no amendment, modification or waiver of the terms or relative priorities of the 2027 Convertible Notes may be accomplished by the merger, consolidation or other transaction of the Company with another company or entity unless the Company has obtained the prior written consent of the Majority Noteholders.

12.           Successors and Assigns. This Note applies to, inures to the benefit of, and binds, the successors and assigns of the Company and the Holder; provided, however, that the Company may not assign any of its rights or transfer any of its obligations under this Note without the written consent of the Holder; provided, further, that for the avoidance of doubt, subject to the restrictions set forth in the Investment Agreement, the Holder may transfer this Note or any portion hereof to any other Person without the consent of the Company. Upon the written request of the Holder, the Company shall facilitate the transfer of this Note or any portion hereof by accepting surrender of this Note to the Company and reissuing one or more new notes on substantially the same form to the transferee and/or the Holder, as applicable, in accordance with the Holder’s written request.

13.           Governing Law; Dispute Resolution.

(a)           This Note shall be governed by, and construed in accordance with, the laws of Hong Kong.

(b)           For any dispute or claim arising out of or relating to this Note, or the breach, termination or invalidity hereof (including the validity, scope and enforceability of this arbitration provision), the Company and the Holder shall first attempt to resolve such dispute or claim through good faith negotiations. If such dispute or claim cannot be resolved through negotiations within sixty (60) calendar days after a notice of complaint is delivered, such dispute or claim shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Administered Arbitration Rules (the “HKIAC Arbitration Rules”) in force when the Notice of Arbitration is submitted and as may be amended by the rest of this Section 13. For the purpose of such arbitration, there shall be three arbitrators (the “Arbitration Tribunal”). The seat of arbitration shall be Hong Kong and the language of arbitration shall be English.

(c)           The arbitrators shall decide any such dispute or claim strictly in accordance with the governing law specified in Section 13(a). Judgment upon any arbitral award rendered hereunder may be entered in any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

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(d)           In order to preserve its rights and remedies, each of the Company and the Holder shall be entitled to seek any order for the preservation of property, including any interim injunctive relief, in accordance with applicable law from any court of competent jurisdiction or from the Arbitration Tribunal pending the final decision or award of the Arbitration Tribunal.

(e)           Each of the Company and the Holder irrevocably consents to the service of process, notices or other paper in connection with or in any way arising from the arbitration or the enforcement of any arbitral award, by use of any of the methods and to the addresses informed in writing to the other party. Nothing contained herein shall affect the right of the Company or the Holder to serve such processes, notices or other papers in any other manner permitted by applicable law.

(f)            Any award made by the Arbitration Tribunal shall be final and binding on each of the parties to the dispute.

14.           Separate Instruments. The Company and the Holder acknowledge that the Company has issued, is issuing or has agreed or proposes to issue convertible promissory notes on or around the date of the Investment Agreement comprising the 2027 Convertible Notes (as may be further divided and transferred from time to time subject to the restrictions set forth in the Investment Agreement). For the avoidance of doubt, the Company and the Holder acknowledge and agree that: (a) this Note shall constitute a separate instrument from other 2027 Convertible Notes; (b) the rights and obligations of the Company and the Holder hereunder (including without limitation the exercise thereof and compliance therewith) shall be separate and independent from the rights and obligations contained in other 2027 Convertible Notes; and (c) the provisions of this Note shall be read and interpreted without reference to, any and all such other 2027 Convertible Notes and any and all new notes reissued by the Company to transferees upon transfer of this Note at the written request of the Holder in accordance with Section 12.

[SIGNATURE PAGE FOLLOWS]

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In witness whereof the Company has caused this Note to be executed and delivered as a deed poll.

THIS DEED is delivered on this ____ day of _______, 2022.

The COMMON SEAL of	)
VNET GROUP, INC.	)
was affixed in the presence of:	)

EXHIBIT B

Form of Registration Rights Agreement

Execution Version

REGISTRATION RIGHTS AGREEMENT

by and among

VNET GROUP, INC.

and

EACH OF THE INVESTORS LISTED ON THE SIGNATURE PAGES HERETO

Dated as of ___________, 2022

TABLE OF CONTENTS

i

ii

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of ___________, 2022, by and among VNET GROUP, INC., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), and each of the investors listed on the signature pages hereto (collectively, together with their respective successors and assigns, the “Purchasers” and each, a “Purchaser”). Capitalized terms used but not defined elsewhere herein are defined in Exhibit A. The Purchasers and any other party that may become a party hereto pursuant to Section 4.1 are referred to collectively as the “Investors” and individually each as an “Investor”.

WHEREAS, the Company and the Purchasers are parties to the Investment Agreement, dated as of January ____, 2022 (as amended from time to time, the “Investment Agreement”), pursuant to which the Company has agreed to issue and deliver to the Purchasers, and the Purchasers have agreed to purchase from the Company 2.00% convertible notes due 2027, initially in an aggregate principal amount of US$250,000,000 (the “Notes”).

WHEREAS, on January ____, 2022 the board of directors of the Company authorized the re-designation of 300,000 Series A-1 perpetual convertible preferred shares of the Company, with a par value US$0.00001 per share (the “Preferred Shares”).

WHEREAS, both of the Notes and the Preferred Shares are convertible into Class A ordinary shares of the Company (“Class A Ordinary Shares”) or American depositary shares of the Company, each representing six (6) Class A Ordinary Shares (“ADSs”).

WHEREAS, the Company has granted certain registration rights (the “Convertible Notes Registration Rights”) to the holders of the convertible promissory notes (the “Convertible Notes”) issued by the Company in the aggregate principal amount of US$200.0 million pursuant to certain convertible note purchase agreements dated as of February 19, February 24, March 16, April 27 or June 5, 2020 between the Company and each of Goldman Sachs Asia Strategic Pte. Ltd. and certain other investors, respectively (the “Convertible Note Purchase Agreements”).

WHEREAS, as a condition to the obligations of the Company and the Purchasers under the Investment Agreement, the Company and the Purchasers are entering into this Agreement for the purpose of granting certain registration and other rights to the Investors.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

ARTICLE I

Registration Rights

Section 1.1        Application of Rights. Notwithstanding anything to the contrary provided in connection with the Convertible Notes Registration Rights, the Company hereby agrees that, the rights provided to the Holders pursuant to this Agreement shall not be subordinated or junior to the Convertible Notes Registration Rights. The Company hereby agrees and covenants to obtain all necessary consents and waivers from the holders of its Convertible Notes to ensure (A) the enforcement of the rights granted herein (including without limitation, the exercise by any Holder of its right to participate in any registration under the Convertible Notes Registration Rights on a pro rata basis by exercising its piggyback registration rights pursuant to this Agreement); and (B) the acknowledgement and consent by holders of Convertible Notes with respect to their right to participate in any registration pursuant to this Agreement only on a pro rata basis with the Holders.

Section 1.2        Demand Registration.

(a)   Request by Holders. If the Company shall receive a written request from the Purchaser or any other Holder (or any of its successors, permitted assigns or transferees, each, an “Initiating Holder”) that the Company file a registration statement under the Securities Act (other than on Form F-3 or Form S-3) covering the registration of all or a portion of the Registrable Securities of such requesting Initiating Holder with an aggregate public offering price covering the amount requested of at least US$1,000,000 pursuant to this Section 1.2, then the Company shall, within ten (10) Business Days of the receipt of such written request, give written notice of such request (the “Request Notice”) to all the Holders, and use its best efforts to effect, as soon as practicable, the registration under the Securities Act of all the Registrable Securities that the Holders request to be registered and included in such registration (including the Initiating Holder(s)) by written notice given by such Holders to the Company within ten (10) Business Days after receipt of the Request Notice.

(b)   Underwritten offering. If any Initiating Holder intends to distribute the Registrable Securities covered by its request by means of an underwritten offering, then it shall so advise the Company as a part of its request made pursuant to this Section 1.2 and the Company shall include such information in the Request Notice. In such event, the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holder(s) and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwritten offering shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting by the Holders of a majority of the Registrable Securities being registered and reasonably acceptable to the Company. Notwithstanding any other provision of this Section 1.2, if the underwriter(s) advise(s) the Company in writing that marketing factors require a limitation of the number of securities to be underwritten, then the Company shall so advise all Holders of Registrable Securities which would otherwise be registered and underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwritten offering shall be reduced as required by the underwriter(s) and allocated among the Holders on a pro rata basis according to the number of Registrable Securities then outstanding held by each Holder requesting registration (including the Initiating Holder(s)); provided, however, that the number of shares of Registrable Securities to be included in such underwriting and registration shall not be reduced unless all other securities (other than “Registrable Securities” (as defined in the Convertible Note Purchase Agreements, hereafter “Convertible Notes Registrable Securities” and any other securities similarly defined under any registration rights that may be granted by the Company to any Person in the future relating to any securities of the Company, which registration rights either (i) rank pari passu with those granted to the Holders of Registrable Securities or (ii) are granted pursuant to Section 5.2 (together with the registration rights granted to holders of Convertible Notes Registrable Securities, the “Permitted Registration Rights”), such securities, together with the Registrable Securities and the Convertible Notes Registrable Securities, “Company Registrable Securities”) for which holders of the other Company Registrable Securities have exercised piggyback registration rights under the applicable Permitted Registration Rights, in which case only a pro rata portion of such other Company Registrable Securities shall be excluded) are first entirely excluded from the underwriting and registration including, without limitation, all shares that are not Company Registrable Securities and are held by any other Person who is not a Holder, including, without limitation, any Person who is an employee, officer or director of the Company or any Subsidiary of the Company; provided further, that at least fifty percent (50%) of shares of Registrable Securities requested by the Holders to be included in such underwriting and registration shall be so included. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter(s), delivered at least ten (10) Business Days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

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(c)   Maximum Number of Demand Registrations. The Company shall not be obligated to effect more than three (3) such demand registration requested by each Initiating Holder pursuant to this Section 1.2; provided that if the sale of all of the Registrable Securities sought to be included in a registration statement pursuant to this Section 1.2 is not consummated for any reason other than due to the action or inaction of the Holders including Registrable Securities in such registration statement, such registration shall not be deemed to constitute one of the registration rights granted pursuant to this Section 1.2.

(d)   Deferral. Notwithstanding the foregoing, if the Company shall furnish to the Holders requesting registration pursuant to this Section 1.2, a certificate signed by the chief executive officer of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its shareholders for a registration statement to be filed at such time, then the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Initiating Holder(s); provided, however, that the Company may not utilize this right more than once in any twelve (12) month period; provided further, that the Company shall not register any other of its Class A Ordinary Shares during such deferral period. A demand right shall not be deemed to have been exercised until such deferred registration shall have been effected.

Section 1.3        Piggyback Registration.

(a)   Participation. Subject to the terms of this Agreement, if the Company proposes to register for its own account any of its equity securities in connection with a public offering of such securities, or if any registration of equity securities is requested pursuant to the Convertible Notes Registration Rights or by other current or future investors in the Company, the Company shall notify all the Holders of the Registrable Securities in writing at least thirty (30) Business Days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including, but not limited to, registration statements relating to any primary or secondary offering of securities of the Company, but excluding registration statements relating to any registration under Section 1.2 or Section 1.4 of this Agreement or to any employee benefit plan or a corporate reorganization), and shall afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by it shall within ten (10) Business Days after receipt of the above described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company or any subsequent investors, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company or any subsequent investors with respect to offerings of its securities, all upon the terms and conditions set forth herein. No shareholder of the Company shall hereafter be granted piggyback registration rights that are superior to those of the Holders without prior written consent of Holders who hold or would upon conversion of the Convertible Securities hold Registrable Securities representing at least sixty percent (60%) of the number of shares of Registrable Securities then outstanding.

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(b)   Underwritten offering. If a registration statement under which the Company gives notice under this Section 1.3 is for an underwritten offering, then the Company shall so advise the Holders. In such event, the right of any such Holder’s Registrable Securities to be included in a registration pursuant to this Section 1.3 shall be conditioned upon such Holder’s participation in such underwritten offering and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All the Holders proposing to distribute their Registrable Securities through such underwritten offering shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting. Notwithstanding any other provision of this Agreement but subject to Section 5.2, if the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares from the registration and the underwritten offering, and the number of shares that may be included in the registration and the underwritten offering shall be allocated, first, to the Company, second, to each holder of Company Registrable Securities requesting inclusion of their Company Registrable Securities in such registration statement on a pro rata basis based on the respective percentages of the Company Registrable Securities requested to be included in such offering by such holders, and third, to holders of other securities of the Company; provided, however, that the right of the underwriter(s) to exclude Class A Ordinary Shares (including the Registrable Securities) from the registration and underwritten offering as described above shall be restricted so that (i) the number of the Registrable Securities included in any such registration is not reduced below thirty percent (30%) of the aggregate number of Class A Ordinary Shares of the Registrable Securities, on a pro rata basis, for which inclusion has been requested; and (ii) all Ordinary Shares that are not Company Registrable Securities and are held by any other Person, including, without limitation, any Person who is an employee, officer or director of the Company (or any Subsidiary of the Company) shall first be excluded from such registration and underwritten offering before any Registrable Securities are so excluded. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter(s), delivered at least ten (10) Business Days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwritten offering shall be excluded and withdrawn from the registration.

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(c)   Not Demand Registration. Registration pursuant to this Section 1.3 shall not be deemed to be a demand registration as described in Section 1.2 above. There shall be no limit on the number of times Holders may request registration of Registrable Securities under this Section 1.3.

Section 1.4        Form F-3 or Form S-3 Registration.

(a)   Resale Shelf Registration Statement. Subject to the other applicable provisions of this Agreement, the Company shall use its commercially reasonable efforts to, between the date that is 180 days after the date hereof and the first anniversary of the date hereof, register all of the Registrable Securities not already registered for resale by an effective registration statement on a registration statement on Form F-3 or Form S-3 covering the sale or distribution from time to time by the Holders, on a delayed or continuous basis pursuant to Rule 415 of the Securities Act (except if the Company is not then eligible to register for resale the Registrable Securities on Form F-3 or Form S-3, then such registration shall be on another appropriate form and shall provide for the registration of such Registrable Securities for resale by the Holders in accordance with any reasonable method of distribution elected by the Purchasers) (the “Resale Shelf Registration Statement”) and shall use its commercially reasonable efforts to cause such Resale Shelf Registration Statement to be declared effective by the SEC as promptly as is reasonably practicable after the filing thereof (it being agreed that the Resale Shelf Registration Statement shall be an automatic shelf registration statement that shall become effective upon filing with the SEC pursuant to Rule 462(e) if Rule 462(e) is available to the Company).

(b)   Effectiveness Period. Once declared effective, the Company shall, subject to the other applicable provisions of this Agreement, use its commercially reasonable efforts to cause the Resale Shelf Registration Statement to be continuously effective and usable until such time as there are no longer any Registrable Securities (the “Effectiveness Period”).

(c)   Subsequent Shelf Registration Statement. If any Shelf Registration Statement ceases to be effective under the Securities Act for any reason at any time during the Effectiveness Period, the Company shall use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf Registration Statement to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf Registration Statement), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf Registration Statement or file an additional registration statement (a “Subsequent Shelf Registration Statement”) for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by the Holders thereof of all securities that are Registrable Securities as of the time of such filing. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (a) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement that shall become effective upon filing with the SEC pursuant to Rule 462(e) if Rule 462(e) is available to the Company) and (b) keep such Subsequent Shelf Registration Statement continuously effective and usable until the end of the Effectiveness Period. Any such Subsequent Shelf Registration Statement shall be a registration statement on Form F-3 or Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form and shall provide for the registration of such Registrable Securities for resale by the Holders in accordance with any reasonable method of distribution elected by the Purchasers.

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(d)   Supplements and Amendments. The Company shall supplement and amend any Shelf Registration Statement if required by the Securities Act or the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement.

(e)   Subsequent Holder Notice. If a Person entitled to the benefits of this Agreement becomes a Holder of Registrable Securities after a Shelf Registration Statement becomes effective under the Securities Act, the Company shall, as promptly as is reasonably practicable following delivery of written notice to the Company of such Person becoming a Holder and requesting for its name to be included as a selling securityholder in the prospectus related to the Shelf Registration Statement (a “Subsequent Holder Notice”):

(i)    if required and permitted by applicable law, file with the SEC a supplement to the related prospectus or a post-effective amendment to the Shelf Registration Statement so that such Holder is named as a selling securityholder in the Shelf Registration Statement and the related prospectus in such a manner as to permit such Holder to deliver a prospectus to purchasers of the Registrable Securities in accordance with applicable law; provided, however, that the Company shall not be required to file more than one (1) post-effective amendment or a supplement to the related prospectus for such purpose in any 30-day period;

(ii)   if, pursuant to Section 1.4(e)(i), the Company shall have filed a post-effective amendment to the Shelf Registration Statement that is not automatically effective, use its commercially reasonable efforts to cause such post-effective amendment to become effective under the Securities Act as promptly as is reasonably practicable; and

(iii)  notify such Holder as promptly as is reasonably practicable after the effectiveness under the Securities Act of any post-effective amendment filed pursuant to Section 1.4(e)(i).

(f)    Underwritten offering.

(i)    Subject to any applicable restrictions on transfer in the Investment Agreement or otherwise, the Purchasers may, after the Resale Shelf Registration Statement becomes effective, deliver a written notice to the Company specifying that the sale of some or all of the Registrable Securities subject to the Shelf Registration Statement, is intended to be conducted through an underwritten offering; provided, however, that the Holders of Registrable Securities may not, without the Company’s prior written consent, (i) launch an underwritten offering the anticipated gross proceeds of which shall be less than US$20 million (unless the Holders are proposing to sell all of their remaining Registrable Securities), (ii) launch more than one (1) underwritten offerings at the request of the Holders within any ninety (90) day-period.

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(ii)   In the event of an underwritten offering, the Investor shall select the managing underwriter(s) to administer the underwritten offering; provided that the choice of such managing underwriter(s) shall be subject to the consent of the Company, which is not to be unreasonably withheld. The Company, the Purchasers, the Holders of Registrable Securities and holders of any securities of the Company participating in an underwritten offering will enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such offering.

(iii)  The Company will not include in any underwritten offering pursuant to this Section 1.4(f) any securities that are not Company Registrable Securities without the prior written consent of the Purchasers. If the managing underwriter or underwriters advise the Company and the Purchasers in writing that in its or their good faith opinion the number of Registrable Securities (and, if permitted hereunder, other securities requested to be included in such offering) exceeds the number of securities which can be sold in such offering in light of market conditions or is such so as to adversely affect the success of such offering, the Company will include in such offering only such number of securities that can be sold without adversely affecting the marketability of the offering, which securities will be so included in the following order of priority: (i) first, the Company Registrable Securities of the holders that have requested to participate in such underwritten offering, allocated pro rata among such holders on the basis of the respective percentages of the Company Registrable Securities requested to be included in such offering by such holders, and (ii) second, any other securities of the Company that have been requested to be so included. Notwithstanding the foregoing, if the Purchasers wish to engage in an underwritten block trade off of a Shelf Registration Statement (either through filing an automatic shelf registration statement or through a take-down from an already existing Shelf Registration Statement), then notwithstanding the time periods set forth above, such holders only need to notify the Company of the block trade Shelf Offering two (2) Business Days prior to the day such offering is to commence (unless a longer period is agreed to by the Purchasers). The Company shall as expeditiously as possible use its reasonable best efforts to facilitate such offering (which may close as early as three (3) Business Days after the date it commences).

(g)   Take-Down Notice. Subject to the other applicable provisions of this Agreement, at any time that any Form F-3 or Form S-3 registration statement is effective, if any Holder delivers a notice to the Company stating its intention to effect a sale or distribution of all or part of its Registrable Securities on any Form F-3 or Form S-3 registration statement (a “Shelf Offering”) and stating the number of the Registrable Securities to be included in such Shelf Offering, then the Company shall amend, subject to the other applicable provisions of this Agreement, or supplement the Form F-3 or Form S-3 registration statement as may be necessary, in order to enable such Registrable Securities to be sold and distributed pursuant to the Shelf Offering, including pursuant to an underwritten offering.

(h)   Not Demand Registration. Form F-3 or Form S-3 registrations shall not be deemed to be demand registrations as described in Section 1.2 above. Except as otherwise provided herein, there shall be no limit on the number of times the Holders may request registration of the Registrable Securities under this Section 1.4.

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ARTICLE II

Additional Provisions Regarding Registration Rights

Section 2.1        Expenses. All Registration Expenses incurred in connection with any registration pursuant to Section 1.2, Section 1.3 or Section 1.4 (but excluding the Selling Expenses) shall be borne by the Company. Each Holder participating in a registration pursuant to Section 1.2, Section 1.3 or Section 1.4 shall bear such Holder’s proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all the Selling Expenses, in connection with such offering by the Holders.

Section 2.2        Obligation of the Company. Whenever required to effect the registration of any Registrable Securities under this Agreement, the Company shall, as expeditiously as reasonably possible:

(a)   Registration Statement. Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, and keep such registration statement effective for a period of up to ninety (90) days or, in the case of the Registrable Securities registered under Form F-3 or Form S-3 in accordance with Rule 415 under the Securities Act or a successor rule, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such ninety (90) day period shall be extended for a period of time equal to the period any Holder refrains from selling any securities included in such registration at the request of the underwriter(s), and (ii) in the case of any registration of the Registrable Securities on Form F-3 or Form S-3 which are intended to be offered on a continuous or delayed basis, such ninety (90) day period shall be extended, if necessary, to keep the registration statement effective until all such Registrable Securities are sold.

(b)   Amendments and Supplements. Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

(c)   Prospectuses. Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration.

(d)   Blue Sky. Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or “blue sky” laws of such jurisdictions as shall be reasonably requested by the Holders; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act.

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(e)   Underwriting. In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement in usual and customary form, with the managing underwriter(s) of such offering.

(f)    Notification. Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of (i) the issuance of any stop order by the SEC in respect of such registration statement, or (ii) the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

(g)   Opinion and Comfort Letter. Furnish, at the request of any Holder requesting registration of the Registrable Securities, on the date that such Registrable Securities are delivered to the underwriter(s) for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion and a “negative assurance letter”, each dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (ii) “comfort” letters dated as of (x) the effective date of the registration statement covering such Registrable Securities and (y) the closing date of the offering, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities.

(h)   Records. Make available at reasonable times for inspection by any seller of Registrable Securities, any managing underwriter participating in any disposition of such Registrable Securities pursuant to a registration statement, Holders’ counsel and any attorney, accountant or other agent retained by any such seller or any managing underwriter (each, an “Inspector” and collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries (collectively, the “Records”) as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company’s and its subsidiaries’ officers, directors and employees, and the independent public accountants of the Company, to supply all information reasonably requested by any such Inspector in connection with such registration statement. Records that the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors (and the Inspectors shall confirm their agreement in writing in advance to the Company if the Company shall so request) unless (x) the disclosure of such Records is necessary, in the Inspector’s judgment, to avoid or correct a misstatement or omission in a registration statement, (y) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction after exhaustion of all appeals therefrom or (z) the information in such Records was known to the Inspectors on a non-confidential basis prior to its disclosure by the Company or has been made generally available to the public. Each seller of Registrable Securities agrees that it shall, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at the Company’s expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential.

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(i)    “Cold Comfort” Letters. If such sale is pursuant to an underwritten offering, obtain a “cold comfort” letters dated the effective date of the registration statement and the date of the closing under the underwriting agreement from the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by “cold comfort” letters as Holders’ counsel or the managing underwriter reasonably requests.

(j)    Compliance. Comply with all applicable rules and regulations of the SEC, and make available to the Company’s security holders, as soon as reasonably practicable but no later than fifteen (15) months after the effective date of the registration statement, an earnings statement covering a period of twelve (12) months beginning after the effective date of the registration statement, in a manner which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

(k)   Listing. Cause all such Registrable Securities (in the form of ADSs or otherwise) to be listed on each securities exchange on which similar securities issued by the Company are then listed, provided that the applicable listing requirements are satisfied.

(l)    FINRA. Cooperate with the Purchasers and each underwriter or agent participating in the disposition of Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA, including the use of commercially reasonable efforts to obtain FINRA’s pre-clearance or pre-approval of the registration statement and applicable prospectus upon filing with the SEC.

(m)   Updates. Keep Holders’ counsel advised in writing as to the initiation and progress of any registration under Section 1.2, Section 1.3 or Section 1.4 of this Agreement.

(n)   Cooperation. Cooperate with each seller of Registrable Securities and each underwriter participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made.

(o)  Marketing Efforts. In connection with an underwritten offering, cause its officers to use their commercially reasonable efforts to support the marketing of the Registrable Securities covered by such offering (including participation in “roadshows” or other similar marketing efforts).

(p)   Other Reasonable Steps. Take all other steps reasonably necessary to effect the registration of the Registrable Securities contemplated hereby.

Section 2.3       Other Obligations of the Company. So long as any Registrable Securities remain outstanding, the Company shall not terminate the Deposit Agreement and shall, if necessary, direct the Depositary to file, and cooperate with the Depositary in filing, amendments to the Form F-6 registering ADSs to increase the amount of ADSs registered thereunder to cover the total number of ADSs corresponding to the Registrable Securities then outstanding.

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Section 2.4       Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 1.2, Section 1.3 or Section 1.4 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as shall be required to timely effect the registration of their Registrable Securities.

Section 2.5        Rule 144 Reporting. With a view to making available the benefits of Rule 144 to the Holders, the Company agrees that, for so long as a Holder owns Registrable Securities, the Company will use its commercially reasonable efforts to:

(a)   make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times

(b)   file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements); and

(c)   so long as a Holder owns any Registrable Securities, to furnish to such Holder forthwith upon request (i) a written statement by the Company as to its compliance with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, or its qualification as a registrant whose securities may be resold pursuant to Form F-3 or Form S-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company, and (iii) such other reports and documents of the Company as a Holder may reasonably request in availing itself of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to Form F-3 or Form S-3.

Section 2.6        Re-sale Rights. The Company shall at its own cost use its best efforts to assist each Holder in the sale or disposition of, and to enable the Holder to sell under Rule 144 promulgated under the Securities Act the maximum number of, its Registrable Securities, including without limitation (a) the prompt delivery of applicable instruction letters to the Company’s transfer agent to remove legends from the Holder’s share certificates, (b) if legal opinions from the Company’s counsel are specifically required by the transfer agent, causing the prompt delivery of such legal opinions in forms reasonably satisfactory to the transfer agent, (c) (i) the prompt delivery of instruction letters to the Company’s share registrar and depository agent to convert the Holder’s securities into depository receipts or similar instruments to be deposited in the Holder’s brokerage account(s), and (ii) the prompt payment of all costs and fees related to such depositary facility, including maintenance fees and fifty percent (50%) of conversion fees for Registrable Securities held by the Holders (it being understood that the Holders shall bear the remaining fifty percent (50%) of conversion fees). The Company acknowledges that time is of the essence with respect to its obligations under this Section 2.6, and that any delay will cause the Holders irreparable harm and constitutes a material breach of its obligations under this Agreement.

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ARTICLE III

Indemnification

Section 3.1       Indemnification by Company. To the extent permitted by applicable law, the Company will, with respect to any Registrable Securities covered by a registration statement or prospectus, or as to which registration, qualification or compliance under applicable “blue sky” laws has been effected pursuant to this Agreement, indemnify and hold harmless each Holder, each Holder’s officers, directors, partners, members, managers, shareholders, accountants, attorneys, agents and employees, and each Person controlling such Holder within the meaning of Section 15 of the Securities Act and such Person’s officers, directors, partners, members, managers, shareholders, accountants, attorneys, agents and employees, and each underwriter thereof, if any, and each Person who controls any such underwriter within the meaning of Section 15 of the Securities Act (collectively, the “Company Indemnified Parties”), from and against any and all expenses, claims, losses, damages, costs (including costs of preparation and reasonable attorney’s fees and any legal or other fees or expenses actually incurred by such party in connection with any investigation or proceeding), judgments, fines, penalties, charges, amounts paid in settlement and other liabilities, joint or several, (or actions in respect thereof) (collectively, “Losses”) to the extent arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, preliminary prospectus, offering circular, “issuer free writing prospectus” (as such term is defined in Rule 433 under the Securities Act) or other document, in each case related to such registration statement, or any amendment or supplement thereto, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rules or regulations thereunder applicable to the Company and (without limiting the preceding portions of this Section 3.1), the Company will reimburse each of the Company Indemnified Parties for any reasonable and documented out-of-pocket legal expenses and any other reasonable and documented out-of-pocket expenses actually incurred in connection with investigating, defending or, subject to the last sentence of this Section 3.1, settling any such Losses or action, as such expenses are incurred; provided that the Company’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed), nor shall the Company be liable to a Holder in any such case for any such Losses or action to the extent that it arises out of or is based upon a violation or alleged violation of any state or federal law (including any claim arising out of or based on any untrue statement or alleged untrue statement or omission or alleged omission in the registration statement or prospectus) which occurs in reliance upon and in conformity with written information regarding such Holder furnished to the Company by such Holder or its authorized representatives expressly for use in connection with such registration by or on behalf of any Holder.

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Section 3.2       Indemnification by Holders. To the extent permitted by applicable law, each Holder will, if Registrable Securities held by such Holder are included in the securities as to which registration or qualification or compliance under applicable “blue sky” laws is being effected, indemnify, severally and not jointly with any other Holders of Registrable Securities, the Company, each of its officers, directors, partners, members, managers, shareholders, accountants, attorneys, agents and employees, each Person who controls the Company within the meaning of Section 15 of the Securities Act (collectively, the “Holder Indemnified Parties”), against all Losses (or actions in respect thereof) to the extent arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, preliminary prospectus, offering circular, “issuer free writing prospectus” or other document, in each case related to such registration statement, or any amendment or supplement thereto, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and will reimburse each of the Holder Indemnified Parties for any reasonable and documented out-of-pocket legal expenses and any other reasonable and documented out-of-pocket expenses actually incurred in connection with investigating, defending or, subject to the last sentence of this Section 3.2, settling any such Losses or action, as such expenses are incurred, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular, “issuer free writing prospectus” or other document in reliance upon and in conformity with written information regarding such Holder furnished to the Company by such Holder or its authorized representatives and stated to be specifically for use therein; provided, however, that in no event shall any indemnity under this Section 3.2 payable by the Purchasers and any Holder exceed an amount equal to the net proceeds received by such Holder in respect of the Registrable Securities sold pursuant to the registration statement. The indemnity agreement contained in this Section 3.2 shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action if such settlement is effected without the prior written consent of the applicable Holder (which consent shall not be unreasonably withheld or delayed).

Section 3.3        Notification. If any Person shall be entitled to indemnification under this ARTICLE III (each, an “Indemnified Party”), such Indemnified Party shall give prompt notice to the party required to provide indemnification (each, an “Indemnifying Party”) of any claim or of the commencement of any proceeding as to which indemnity is sought. The Indemnifying Party shall have the right, exercisable by giving written notice to the Indemnified Party as promptly as reasonably practicable after the receipt of written notice from such Indemnified Party of such claim or proceeding, to assume, at the Indemnifying Party’s expense, the defense of any such claim or litigation, with counsel reasonably satisfactory to the Indemnified Party and, after notice from the Indemnifying Party to such Indemnified Party of its election to assume the defense thereof, the Indemnifying Party will not (so long as it shall continue to have the right to defend, contest, litigate and settle the matter in question in accordance with this paragraph) be liable to such Indemnified Party hereunder for any legal expenses and other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof; provided, however, that an Indemnified Party shall have the right to employ separate counsel in any such claim or litigation, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless the Indemnifying Party shall have failed within a reasonable period of time to assume such defense and the Indemnified Party is or would reasonably be expected to be materially prejudiced by such delay. The failure of any Indemnified Party to give notice as provided herein shall relieve an Indemnifying Party of its obligations under this ARTICLE III only to the extent that the failure to give such notice is materially prejudicial or harmful to such Indemnifying Party’s ability to defend such action. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the prior written consent of each Indemnified Party (which consent shall not be unreasonably withheld or delayed), consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. The indemnity agreements contained in this ARTICLE III shall not apply to amounts paid in settlement of any claim, loss, damage, liability or action if such settlement is effected without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. The indemnification set forth in this ARTICLE III shall be in addition to any other indemnification rights or agreements that an Indemnified Party may have. An Indemnifying Party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such Indemnifying Party with respect to such claim, unless in the reasonable judgment of any Indemnified Party a conflict of interest may exist between such Indemnified Party and any other Indemnified Parties with respect to such claim.

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Section 3.4        Contribution. If the indemnification provided for in this ARTICLE III is held by a court of competent jurisdiction to be unavailable to an Indemnified Party, other than pursuant to its terms, with respect to any Losses or action referred to therein, then, subject to the limitations contained in this ARTICLE III, the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses or action in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party, on the one hand, and the Indemnified Party, on the other, in connection with the actions, statements or omissions that resulted in such Losses or action, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party, on the one hand, and the Indemnified Party, on the other hand, shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made (or omitted) by, or relates to information supplied by such Indemnifying Party or such Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent any such action, statement or omission. The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 3.4 was determined solely upon pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding sentence of this Section 3.4. Notwithstanding the foregoing, the amount each Purchaser or any Holder will be obligated to contribute pursuant to this Section 3.4 will be limited to an amount equal to the net proceeds received by such Purchaser or Holder in respect of the Registrable Securities sold pursuant to the registration statement which gives rise to such obligation to contribute. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE IV

Transfer and Termination of Registration Rights

Section 4.1        Transfer of Registration Rights. Any rights of a Holder under this Agreement, including any right to cause the Company to register securities granted to a Holder under this Agreement, may be transferred or assigned by such Holder to any Investor without the consent of any other Person in connection with a Transfer (as defined in the Investment Agreement) of Convertible Securities or Conversion Securities (as defined in the Investment Agreement) or any other Registrable Securities to such Person in a Transfer (as defined in the Investment Agreement) permitted by Section 5.07 of the Investment Agreement; provided, however, that (i) prior written notice of such assignment of rights is given to the Company and (ii) such Investor agrees in writing to be bound by, and subject to, this Agreement as a “Holder” pursuant to a joinder agreement in the form attached hereto as Exhibit B.

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Section 4.2        Termination of Registration Rights. The rights of any particular Holder to cause the Company to register securities under ARTICLE I shall terminate with respect to such Holder upon the earlier of (i) the termination, liquidation, dissolution of the Company, or (ii) when such Holder no longer holds any Registrable Securities; provided, however, that such rights shall not terminate before the first anniversary of the date hereof. Furthermore, Holders shall not have the rights to cause the Company to register securities under ARTICLE I (without prejudice to Section 1.4(a)) if at such time, in the opinion of the counsel to the Company, all such Registrable Securities proposed to be sold by a Holder may then be sold without registration in any ninety (90) day period pursuant to Rule 144, provided that such counsel is qualified to and experienced in practicing U.S. securities regulations and the Company shall provide such opinion of its counsel to the Holder.

ARTICLE V

Miscellaneous

Section 5.1        Amendments and Waivers. Subject to compliance with applicable law, this Agreement may be amended or supplemented in any and all respects by written agreement of the Company and the Purchasers.

Section 5.2        No Registration Rights to Third Parties. Without the prior written consent of the Holders of at least sixty percent (60%) of the number of Registrable Securities then outstanding, the Company covenants and agrees that it shall not grant, or cause or permit to be created, for the benefit of any Person any registration rights of any kind (whether similar to the demand, “piggyback” or Form F-3 or Form S-3 registration rights described in this Agreement, or otherwise) relating to any securities of the Company which are senior to those granted to the Holders of Registrable Securities. In any event, if the Company grants to any holder of the Company’s security any registration right of any nature that are superior to the Holders, as determined in good faith by the Board, the Company shall grant such superior registration right to the Holders as well.

Section 5.3        Extension of Time, Waiver, Etc. The parties hereto may, subject to applicable law, (a) extend the time for the performance of any of the obligations or acts of the other party or (b) waive compliance by the other party with any of the agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the parties hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party; provided that the Purchasers may execute such waivers on behalf of any Investor.

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Section 5.4        Assignment. Except as provided in Section 4.1, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties hereto without the prior written consent of the other party hereto; provided, however, that the Purchasers may provide any such consent on behalf of the Investors.

Section 5.5        Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

Section 5.6        Entire Agreement; No Third Party Beneficiary. This Agreement, including the Transaction Documents (as defined in the Investment Agreement), constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their affiliates, or any of them, with respect to the subject matter hereof and thereof. No provision of this Agreement shall confer upon any Person other than the parties hereto and their permitted assigns any rights or remedies hereunder.

Section 5.7        Governing Law; Jurisdiction.

(a)   This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of laws principles.

(b)  Any disputes, actions and proceedings against any party hereto or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 5.7(b) (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive−type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties hereto irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

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(c)  Each of the parties hereto irrevocably consents to service of process in the manner provided for notices in Section 5.9. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by law.

Section 5.8         Specific Enforcement. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to enforce specifically the terms and provisions hereof in the courts described in Section 5.7 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of this Agreement and without that right, neither the Company nor the Purchasers would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, and agree not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 5.7 shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 5.9         Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (which is confirmed), emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

(a)  If to the Company, to it at:

VNET Group, Inc.
Guanjie Building, Southeast 1st Floor
10# Jiuxianqiao East Road
Chaoyang District, Beijing 100016
Attention: [**]
Email: [**]

with a copy (which shall not constitute notice) to:

Cooley LLP
Suites 3501-3505, 35/F
Two Exchange Square
8 Connaught Place
Central, Hong Kong
Attention: [**]
Email: [**]

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(b)  If to the Investors or the Purchasers, to the Purchasers at:

VECTOR HOLDCO PTE. LTD.
c/o Intertrust Singapore Corporate Services Pte. Ltd.
77 Robinson Road, #13-00 Robinson 77, Singapore 068896

BTO VECTOR FUND FD (CYM) L.P.
c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue
Grand Cayman, KY1-9005, Cayman Islands

Attention: [**]
Email: [**]

Attention: [**]
Email: [**]

with a copy (which shall not constitute notice) to:

The Blackstone Group (HK) Limited
Two International Finance Centre
Suite 901, 9th Floor, 8 Finance Street
Central, Hong Kong

with a copy (which shall not constitute notice) to:

Kirkland & Ellis
26th Floor, Gloucester Tower, The Landmark
15 Queen’s Road Central, Hong Kong
Attention: [**]
Facsimile: +852 3761 3301
Email: [**]

Kirkland & Ellis LLP
601 Lexington Avenue, New York, NY 10022
Attention: [**]
Email: [**]

or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 5.10         Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law.

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Section 5.11       Expenses. Except as provided in Section 2.1, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 5.12       Interpretation. The rules of interpretation set forth in Section 9.12 of the Investment Agreement shall apply to this Agreement, mutatis mutandis.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first above written.

COMPANY:

VNET GROUP, INC.

By:
Name:
Title:

Signature Page to Registration Rights Agreement

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first above written.

PURCHASERS:

VECTOR HOLDCO PTE. LTD.

By:
Name:
Title:

Signature Page to Registration Rights Agreement

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first above written.

PURCHASERS:

BTO VECTOR FUND FD (CYM) L.P.

By: BTO Holdings (Cayman) – NQ Manager
L.L.C., its general partner
By: Blackstone Tactical Opportunities Management Associates (Cayman) – NQ L.P., its managing member
By: BTO GP – NQ L.L.C., its general partner

By:
Name:
Title:

Signature Page to Registration Rights Agreement

EXHIBIT A

DEFINED TERMS

1. The following capitalized terms have the meanings indicated:

“Board” means the Board of Directors of the Company.

“Business Day” means any day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by law to be closed.

“Convertible Securities” means the Notes and/or the Preferred Shares.

“Depositary” means Citibank, N.A. as depositary (or such other depositary bank with which the Company may enter into any depositary or similar agreement in connection with its ADS program).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor statute thereto, and the rules and regulations of the SEC promulgated thereunder.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Form F-3” or “Form S-3” means such respective form of registration statement under the Securities Act (including Form S-3 or Form F-3, as appropriate) or any successor registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

“Holder” means any Investor holding Registrable Securities.

“Ordinary Shares” mean the Class A ordinary shares, Class B ordinary shares and Class C ordinary shares of the Company, with a par value of US$0.0001 each.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a governmental authority.

“register”, “registered” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement or the automatic effectiveness of such registration statement, as applicable.

A-1

“Registration Expenses” means all expenses incurred by the Company in complying with Section 1.2, Section 1.3 and Section 1.4 hereof, including, without limitation, (i) SEC, stock exchange and FINRA registration and filing fees, (ii) all fees and expenses incurred in complying with securities or “blue sky” laws (including reasonable fees, charges and disbursements of counsel to any underwriter incurred in connection with “blue sky” qualifications of the Registrable Securities as may be set forth in any underwriting agreement), (iii) all printing, messenger and delivery expenses, (iv) the fees, charges and expenses of counsel to the Company and of its independent public accountants and any other accounting fees, charges and expenses incurred by the Company (including any expenses arising from any “cold comfort” letters or any special audits incident to or required by any registration or qualification) and any legal fees, charges and expenses incurred by the Initiating Holders, (v) all “roadshow” expenses if the underwriter or underwriters advise that a “roadshow” is advisable to complete the sale of the Registrable Securities proposed to be sold in an offering, (vi) fees and disbursements of one counsel for all sellers of Registrable Securities in any one registration, (vii) fifty percent (50%) of the fees charged by the Depositary with respect to the deposit of Class A Ordinary Shares against issuance of ADSs and (viii) any liability insurance or other premiums for insurance obtained in connection with Section 1.2, Section 1.3 and Section 1.4 hereof, regardless of whether any registration statement is declared effective.

“registration statements” means, as the context requires, a Form F-3 or S-3 or a registration statement on Form F-1 or S-1 under the Securities Act (or any successor registration form under the Securities Act subsequently adopted by the SEC available to an issuer if a Form F-3 or S-3 is not available to such issuer)

“Registrable Securities” means, as of any date of determination, any Class A Ordinary Shares owned by any Purchaser, including Class A Ordinary Shares issued or issuable upon the conversion of the Convertible Securities, and Class A Ordinary Shares issued or issuable in respect of such Class A Ordinary Shares upon any share split, share dividend, share combination or consolidation, recapitalization, reclassification or other similar event in relation to the Class A Ordinary Shares (including, in each case, as long as the ADSs remain listed on a national recognized securities market, Class A Ordinary Shares in the form of ADSs (it being understood that a Holder may receive Class A Ordinary Shares or ADSs upon conversion of the Convertible Securities, and that while any offers and sales made under a registration statement contemplated by this Agreement will be of ADSs, the securities to be registered by any such registration statement under the Securities Act are Class A Ordinary Shares, and the ADSs are registered under a separate Form F-6)). As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) such securities are sold or otherwise transferred pursuant to an effective registration statement under the Securities Act, (ii) such securities shall have ceased to be outstanding, (iii) such securities have been transferred in a transaction in which the Holder’s rights under this Agreement are not assigned to the transferee of the securities, (iv) such securities are sold in a broker’s transaction under circumstances in which all of the applicable conditions of Rule 144 (or any similar provisions then in force) under the Securities Act are met or (v) the stock certificates or evidences of book-entry registration relating to such securities have had all restrictive legends removed.

“number of shares of Registrable Securities then outstanding” means the number of Class A Ordinary Shares that are Registrable Securities and are then issued and outstanding or would be outstanding assuming full conversion of the Convertible Securities then outstanding.

“Rule 144” means Rule 144 promulgated under the Securities Act and any successor provision.

A-2

“Rule 462(e)” means Rule 462(e) promulgated under the Securities Act and any successor provision.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and any successor statute thereto, and the rules and regulations of the SEC promulgated thereunder.

“Selling Expenses” means all underwriting discounts, selling commissions applicable to the sale of Registrable Securities pursuant to Section 1.2, Section 1.3 or Section 1.4 hereof.

“Shelf Registration Statement” means the Resale Shelf Registration Statement or a Subsequent Shelf Registration Statement, as applicable.

“Subsidiary” means, with respect to any given Person, any other Person that is controlled directly or indirectly by such given Person, which shall, for the avoidance of doubt, include any variable interest entity whose assets and financial results are consolidated with the assets and financial results of such given Person and are recorded on the financial statements of such given Person for financial reporting purposes in accordance with applicable accounting standards (each, a “VIE” and collectively, the “VIEs”) and any Subsidiary of such VIEs.

2. The following terms are defined in the Sections of the Agreement indicated:

INDEX OF TERMS

Term	Section

ADS	Recitals
Agreement	Preamble
Arbitrator	Section 5.7(b)
Company	Preamble
Company Indemnified Parties	Section 3.1
Company Registrable Securities	Section 1.2(b)
Convertible Notes	Recitals
Convertible Note Purchase Agreements	Recitals
Convertible Notes Registration Rights	Recitals
Effectiveness Period	Section 1.4(b)
HKIAC	Section 5.7(b)
Holder Indemnified Parties	Section 3.2
Investment Agreement	Preamble
Indemnified Party	Section 3.3
Indemnifying Party	Section 3.3
Initiating Holder	Section 1.2(a)
Inspector(s)	Section 2.2(h)
Investment Agreement	Recitals
Investor	Preamble
Investors	Preamble
Losses	Section 3.1
Notes	Recitals
Permitted Registration Rights	Section 1.2(b)
Preferred Shares	Recitals
Purchasers	Preamble
Records	Section 2.2(h)
Request Notice	Section 1.2(a)
Resale Shelf Registration Statement	Section 1.4(a)
Rules	Section 5.7(b)
Subsequent Holder Notice	Section 1.4(e)
Subsequent Shelf Registration Statement	Section 1.4(c)

A-3

EXHIBIT B

REGISTRATION AGREEMENT

Joinder

The undersigned is executing and delivering this Joinder pursuant to the Registration Agreement dated as of ___________, 2022 (as the same may hereafter be amended, the “Registration Agreement”), among VNET GROUP, INC., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), VECTOR HOLDCO PTE. LTD. and BTO VECTOR FUND FD (CYM) L.P. Capitalized terms used herein but not defined shall have the meanings given to them in the Registration Agreement.

By executing and delivering this Joinder to the Company, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the provisions of the Registration Agreement as a holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Agreement, and the undersigned’s ____ [Notes] / [Preferred Shares] / [Class A Ordinary Shares] / [ADSs] shall be included as Registrable Securities under the Registration Agreement.

Accordingly, the undersigned has executed and delivered this Joinder as of the ___ day of ____________, ____.

Signature of Shareholder

Print Name of Shareholder

Address:

Agreed and Accepted as of

VNET GROUP, INC.

By:

Its:

B-1

EXHIBIT C

Form of Certificate of Designation

Final Form

FORM OF CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

OF

SERIES A-1 PERPETUAL CONVERTIBLE PREFERRED SHARES

OF

VNET Group INC.

January 27, 2022

The undersigned, being the Executive Chairman of VNET Group Inc., an exempted company (the “Company”) incorporated under the laws of the Cayman Islands, does hereby certify as follows:

FIRST: According to an ordinary resolution adopted at an annual general meeting of shareholders of the Company held on May 29, 2014, the authorized share capital of the Company is US$15,000 divided into (i) 1,200,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and (ii) 300,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00001 each;

SECOND: According to the Fourth Amended and Restated Memorandum and Articles of Association of the Company (as amended, restated, supplemented or otherwise modified from time to time, the “M&AA”), subject to the Companies Act (2022 Revision) of the Cayman Islands (the “Companies Act”) and the terms of the M&AA, the Company shall have power to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company provided in the foregoing;

THIRD: The Board, pursuant to the authority designated to it under the M&AA, has previously authorized, at a meeting of the Board held on October 13, 2019, the creation of a new class of Ordinary Shares and determined to re-designate 60,000 of the Class A Ordinary Shares in the authorized share capital of the Company as Class C Ordinary Shares;

FOURTH: The Board, pursuant to the authority designated to it under the M&AA, has previously authorized, at a meeting of the Board held on June 16, 2020, the creation of a new series of perpetual convertible preferred shares of the Company and determined to re-designate 150,000 of the Class A Ordinary Shares in the authorized share capital of the Company as Series A perpetual convertible preferred shares, which were fully converted and re-classified into 54,507,816 Class A Ordinary Shares on March 1, 2021; and

FIFTH: The Board has authorized, at a meeting of the Board held on January __, 2022, the adoption of this Certificate of Designation, Preferences and Rights of the Series A-1 Perpetual Convertible Preferred Shares (this “Certificate of Designation”) to create and issue a new series of perpetual convertible preferred shares of the Company with preference, priority, special privilege and other rights provided herein and that 300,000 of the authorized but unissued Class A Ordinary Shares in the authorized share capital of the Company be re-designated as Series A-1 Convertible Preferred Shares (as defined below).

NOW, THEREFORE, a new series of perpetual convertible preferred shares of the Company shall be created and issued with preference, priority, special privilege and other rights as follows:

1.            Designation. There shall be a series of preferred shares of the Company that shall be designated as “Series A-1 Perpetual Convertible Preferred Shares” (the “Series A-1 Preferred Shares”) and the number of shares constituting such series shall be 300,000 by way of re-designation 300,000 of the authorized but unissued Class A Ordinary Shares in the authorized share capital of the Company as Series A-1 Preferred Shares. The rights, preference, priority, special privilege and other rights of the Series A-1 Preferred Shares shall be as set forth herein. The Series A-1 Preferred Shares shall be issued (with or without one or more certificates evidencing the ownership of such shares) and recorded on the Company’s register of members in accordance with the Companies Act and the M&AA upon the Note Repayment.

2.            Defined Terms. For purposes hereof, the following terms shall have the following meanings:

“2020 Convertible Note Purchase Agreements” means the convertible note purchase agreements, dated February 19, 2020, February 24, 2020, March 16, 2020, April 27, 2020 or June 5, 2020, between the Company and each of Goldman Sachs Asia Strategic Pte. Ltd. and certain other investors, respectively.

“2020 Convertible Notes” means the convertible promissory notes issued by the Company in the aggregate principal amount of US$200,000,000 pursuant to the Convertible Note Purchase Agreements.

“ADSs” means American depositary shares of the Company, each of which represents six (6) (or such other number as applicable at the relevant time) Class A Ordinary Shares.

“Board” means the board of directors of the Company.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions in the State of New York, the PRC, Hong Kong, the Republic of Singapore or the Cayman Islands are required or authorized by law or executive order to be closed.

“Certificate of Designation” has the meaning set forth in the Recitals.

“Class A Ordinary Shares” means the Class A ordinary shares of the Company, with a par value of US$0.00001 each.

“Class B Ordinary Shares” means the Class B ordinary shares of the Company, with a par value of US$0.00001 each.

“Class C Ordinary Shares” means the Class C ordinary shares of the Company, with a par value of US$0.00001 each.

“Companies Act” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Conversion Date” has the meaning set forth in Section 7.3(e).

“Conversion Documents” has the meaning set forth in Section 7.3(a).

“Conversion Price” means, initially, US$1.8333 per Class A Ordinary Share or US$11.00 per ADS, as adjusted from time to time in accordance with Section 7.6.

“Conversion Securities” means the Class A Ordinary Shares or the ADSs upon conversion of the Series A-1 Preferred Shares held by their holders in accordance with the terms of Section 7.

“Conversion Securities Delivery Date” has the meaning set forth in Section 7.3(b).

“Conversion Threshold” means 200% of the Conversion Price per ADS.

“Convertible Notes” means the convertible promissory notes issued by the Company in aggregate principal amount of US$250,000,000 pursuant to the Investment Agreement.

“Current Market Price” means, on any Trading Day, the average of the Daily VWAP for the five (5) consecutive Trading Days ending the Trading Day in question.

“Daily VWAP” means on any given Trading Day, the consolidated volume-weighted average price per ADS of ADSs as displayed under the heading “Bloomberg VWAP” on the Bloomberg page for the “<equity> AQR” page corresponding to the “ticker” for such ADSs (or its equivalent successor if Bloomberg ceases to publish such price, or such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the closing price of one ADS of such ADSs on such Trading Day). The “volume weighted average price” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

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“Depositary” has the meaning set forth in Section 7.3(e).

“Dividend Rate” means 2.0% per annum.

“Dividend Payment Date” has the meaning set forth in Section 4.2.

“Holders’ Representative” means the individual(s) appointed by the holder of the Series A-1 Preferred Shares as an observer to the Board and/or as a member of the Company’s Strategic Development Committee in accordance with the Investment Agreement.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Independent Investment Bank” means an independent investment bank of international repute (acting as an expert) selected by the Company at its own expense and approved by holders of a majority of Series A-1 Preferred Shares then outstanding. If the Company fails to select an Independent Investment Bank when required by the terms of this Certificate of Designation, holders of a majority of the Series A-1 Preferred Shares then outstanding may select the Independent Investment Bank at the expense of the Company.

“Investment Agreement” means the Investment Agreement dated January __, 2022 among the Company, VECTOR HOLDCO PTE. LTD. and BTO VECTOR FUND FD (CYM) L.P., and solely with respect to certain sections thereof, BLACKSTONE TACTICAL OPPORTUNITIES FUND – FD (CAYMAN) – NQ L.P. (as amended from time to time).

“Junior Securities” means, collectively, the Ordinary Shares and each other class or series of capital shares now existing or hereafter authorized, classified or reclassified, the terms of which do not expressly provide that such class or series ranks on a parity basis with or senior to the Series A-1 Preferred Shares as to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. For the avoidance of doubt, Junior Securities shall not include the 2020 Convertible Notes.

“Liquidation” has the meaning set forth in Section 5.

“Liquidation Value” means, with respect to any Series A-1 Preferred Share on any given date, US$1,000.00.

“Listing” has the meaning set forth in Section 7.7.

“Mandatory Conversion Date” has the meaning set forth in Section 7.3(b).

“Mandatory Conversion Notification Period” has the meaning set forth in Section 7.3(b).

“Mandatory Conversion Trigger Event” has the meaning set forth in Section 7.3(b).

“M&AA” has the meaning set forth in the Recitals.

“Note Repayment” means the issuances of Series A-1 Preferred Shares in repayment of the Convertible Notes pursuant to the terms of the Convertible Notes on the Maturity Date (as defined in the Convertible Notes).

“Ordinary Shares” means, collectively, Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares.

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“Original Issuance Date” means the date on which the Note Repayment occurs, namely the Maturity Date.

“Parity Securities” means any class or series of capital shares, the terms of which expressly provide that such class ranks pari passu with the Series A-1 Preferred Shares as to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

“Person” means an individual, company, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity.

“PRC” means the People’s Republic of China, excluding, for the purpose of this Certificate of Designation, Hong Kong, the Macau Special Administrative Region and Taiwan.

“Registration Rights Agreement” means the Registration Rights Agreement dated ___________, 2022 among the Company, VECTOR HOLDCO PTE. LTD. and BTO VECTOR FUND FD (CYM) L.P. (as amended from time to time).

“Reorganization Event” has the meaning set forth in Section 7.6(c).

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

“Senior Securities” means any class or series of capital shares, the terms of which expressly provide that such class ranks senior to any series of the Series A-1 Preferred Shares, has preference or priority over the Series A-1 Preferred Shares as to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

“Series A-1 Preferred Shares” has the meaning set forth in Section 1.

“Subsidiary” means, with respect to any given Person, any other Person that is controlled directly or indirectly by such given Person, which shall, for the avoidance of doubt, include any variable interest entity whose assets and financial results are consolidated with the assets and financial results of such given Person and are recorded on the financial statements of such given Person for financial reporting purposes in accordance with applicable accounting standards.

“Taxes” means any federal, state, local or non-U.S. taxes, including sales and use taxes, transaction privilege taxes, gross receipts taxes, income taxes, business and occupation taxes, social security taxes, payroll taxes, employment taxes, estimated taxes, real property taxes, stamp taxes, franchise taxes, transfer taxes, value added taxes, withholding taxes, unemployment taxes, and other similar charges in the nature of tax such as duties, customs, tariffs, imposts, and government-imposed surcharges imposed by any governmental entity (or any department, agency, or political subdivision thereof), together with any interest, penalties and additions to tax imposed thereon.

“Trading Day” means a day on which the Trading Market where the ADSs are traded at the relevant time is open for business.

“Trading Market” means the NASDAQ Global Select Market, or if applicable, the NASDAQ Global Market, or any successor to any of the foregoing markets or exchanges.

3.            Rank. With respect to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, all the Series A-1 Preferred Shares shall rank (a) senior to all Junior Securities in issue from time to time, (b) pari passu with any Parity Securities in issue from time to time, and (c) junior to any Senior Securities in issue from time to time.

4.            Dividends.

4.1          Accrual of Dividends. From and after the Original Issuance Date, cumulative dividends on each Series A-1 Preferred Share shall accrue in accordance with Section 4.3 in arrears at the Dividend Rate on the Liquidation Value. All accrued dividends on any Series A-1 Preferred Share shall be paid in accordance with this Section 4, when, as and if declared by the Board out of funds legally available therefor or upon a Liquidation of the Company in accordance with the provisions of Section 5. If the Company declares or pays a dividend or distribution on the Ordinary Shares, the Company shall simultaneously declare and pay a dividend on the Series A-1 Preferred Shares on a pro rata basis with the Ordinary Shares determined on an as-converted basis assuming that all Series A-1 Preferred Shares then outstanding had been converted pursuant to Section 7 as of immediately prior to the record date of the applicable dividend (or if no record date is fixed, the date as of which the record holders of Ordinary Shares entitled to such dividends are to be determined) (except in the case of a distribution in kind that consists solely of Ordinary Shares, in which case the holders of Series A-1 Preferred Shares shall not be entitled to participate but the Conversion Price shall be adjusted pursuant to Section 7.6(b)). Any unpaid, accrued and accumulated interest on the Convertible Notes as of the Original Issuance Date shall be deemed as accrued, unpaid and accumulated dividends on the Series A-1 Preferred Shares, and the value associated with such accrued dividends shall be delivered to holders of the Series A-1 Preferred Shares through payment upon Liquidation or conversion as contemplated by this Certificate of Designation (including in accordance with Section 5 and Section 7).

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4.2           Payment of Dividends. If the Board determines, in its sole discretion, out of funds legally available therefor, that the Company shall make a dividend payment on the Series A-1 Preferred Shares in cash, then the Company shall make such payment on the six-(6)-month anniversary and twelve (12)-month anniversary of the Original Issuance Date in each calendar year (each such date, a “Dividend Payment Date”) at the Dividend Rate. The record date for payment of dividends on the Series A-1 Preferred Shares will be the fifteenth (15th) day immediately preceding the applicable Dividend Payment Date, whether or not such date is a Business Day, and dividends shall only be payable to registered holders of record of the Series A-1 Preferred Shares as such holders appear on the register of members of the Company at the close of business on the related record date. If any Dividend Payment Date is not a Business Day, the applicable payment shall be due on the next succeeding Business Day. All dividends that are not paid in cash shall remain accumulated dividends with respect to each such Series A-1 Preferred Share until paid to the holder thereof. Notwithstanding the foregoing or anything to the contrary in this Certificate of Designation, if not paid in cash on a Dividend Payment Date, accrued dividends for any period preceding such Dividend Payment Date (for the avoidance of doubt, whether or not declared) may not be paid in cash and the value associated with such accrued dividends shall be delivered to holders of the Series A-1 Preferred Shares through payment upon Liquidation or conversion as contemplated by this Certificate of Designation (including in accordance with Section 5 and Section 7).

4.3          Dividend Calculations. Dividends on the Series A-1 Preferred Shares shall accrue on the basis of a 360-day year, consisting of two (2) semi-annual period of 180 calendar days each, and shall accrue daily commencing on the Original Issuance Date until the date immediately prior to the applicable Conversion Date, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Company legally available for the payment of dividends.

4.4          Conversion Following a Record Date. If the Conversion Date for any Series A-1 Preferred Shares is after the close of business on the record date for a dividend as provided in Section 4.2 but prior to the corresponding Dividend Payment Date, the holder of such Series A-1 Preferred Shares as of the applicable record date shall be entitled to receive such dividend, notwithstanding the conversion of such Series A-1 Preferred Shares prior to the applicable Dividend Payment Date.

5.            Liquidation.

5.1          Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (each, a “Liquidation”), the holders of Series A-1 Preferred Shares then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its shareholders before any distribution or payment out of the assets of the Company shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash equal to the greater of (i) the aggregate Liquidation Value of all Series A-1 Preferred Shares held by such holder, plus any unpaid, accrued and accumulated dividends on all such Series A-1 Preferred Shares (whether or not declared) and (ii) the aggregate value that such holders of Series A-1 Preferred Shares would have received had all holders of Series A-1 Preferred Shares, immediately prior to such Liquidation, converted all Series A-1 Preferred Shares then outstanding (together with any unpaid, accrued and accumulated dividends thereon) into Conversion Securities at the applicable Conversion Price then in effect in accordance with Section 7.1.

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5.2          Insufficient Assets. If upon any Liquidation the remaining assets of the Company available for distribution to its shareholders shall be insufficient to pay the holders of the Series A-1 Preferred Shares the full preferential amount to which they are entitled under Section 5.1, (a) the holders of the Series A-1 Preferred Shares shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective full preferential amounts which would otherwise be payable to each such holder in respect of such holder’s Series A-1 Preferred Shares upon such Liquidation if all amounts payable on or with respect to such Series A-1 Preferred Shares were paid in full, and (b) the Company shall not make or agree to make, or set aside for the benefit of the holders of Junior Securities, any payments to the holders of Junior Securities.

5.3          Notice Requirement. In the event of any Liquidation, the Company shall, within ten (10) days of the date the Board approves such action, or no later than twenty (20) days of any general meeting of shareholders called to approve such action, or within twenty (20) days of the commencement of any involuntary proceeding (if applicable), whichever is earlier, give each holder of Series A-1 Preferred Shares written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of cash and/or any other property to be received by the holders of Series A-1 Preferred Shares upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Company shall promptly give written notice to each holder of Series A-1 Preferred Shares of such material change.

6.            Voting. Each holder of issued and outstanding Series A-1 Preferred Shares shall be entitled to vote with holders of issued and outstanding Class A Ordinary Shares, voting together as a single class, with respect to any and all matters presented to the shareholders of the Company for their action or consideration (whether at an annual or extraordinary general meeting of shareholders of the Company, by written action of shareholders in lieu of a meeting or otherwise), except as provided by law. In any such vote, each holder of Series A-1 Preferred Shares shall be entitled to a number of votes equal to the number of Class A Ordinary Shares (rounded down to the nearest whole number) into which all Series A-1 Preferred Shares (if after the first Dividend Payment Date, including any unpaid, accrued and accumulated dividends as of the immediately preceding Dividend Payment Date) held of record by such holder are convertible pursuant to Section 7 herein as of the record date for such vote or written consent or, if there is no specified record date, as of the date of such vote or written consent. Each holder of issued and outstanding Series A-1 Preferred Shares shall be entitled to notice of all annual or extraordinary general meetings of shareholders (or requests for written consent) in accordance with the M&AA. As long as any Series A-1 Preferred Share is issued and outstanding, the Company shall not, and shall not agree to, amend, restate, supplement, repeal or otherwise modify (including in connection with a merger, consolidation, recapitalization or otherwise) any provision of this Certificate of Designation or the M&AA in a manner that alters or changes the rights, powers, preferences or privileges of the holders of the Series A-1 Preferred Shares, unless in each case, the prior written approval of the holders of a majority of the Series A-1 Preferred Shares issued and outstanding has been obtained.

7.            Conversion.

7.1          Optional Right to Convert. Subject to the provisions of this Section 7, at any time and from time to time on or after the Original Issuance Date, any holder of Series A-1 Preferred Shares shall have the right by written election to the Company to convert into Conversion Securities in connection with this Section 7.1: (a) all or any portion of the outstanding Series A-1 Preferred Shares (including any fraction of a Series A-1 Preferred Share) held by such holder, (b) any unpaid, accrued and accumulated dividends as of the immediately preceding Dividend Payment Date with respect to such portion of the Series A-1 Preferred Shares referred to in the foregoing clause (a), and (c) unless the Company pays such amounts in cash on the Conversion Date, any unpaid, accrued and accumulated dividends that have accrued from the immediately preceding Dividend Payment Date up to, but excluding, the Conversion Date with respect to such portion of the Series A-1 Preferred Shares referred to in clause (a). For the avoidance of doubt, (A) dividends that have accrued since the immediately preceding Dividend Payment Date on the Series A-1 Preferred Shares not being converted (if any) shall be paid on the next Dividend Payment Date in accordance with Section 4.2 (or, if unpaid then, shall remain accumulated and the value thereof shall be paid when such Series A-1 Preferred Shares are converted in accordance with this Section 7 or upon a Liquidation in accordance with Section 5) and (B) if the Company elects, at its sole discretion, for any unpaid, accrued and accumulated dividends that have accrued since the immediately preceding Dividend Payment Date with respect to Series A-1 Preferred Shares being converted to be paid in cash, the Company shall pay such unpaid, accrued and accumulated dividends to the holder(s) in cash on the Conversion Date. The number of Conversion Securities into which any holder’s Series A-1 Preferred Shares shall be converted shall be determined by (a) multiplying the number of Series A-1 Preferred Shares (including any fraction of a Series A-1 Preferred Share) to be converted by the sum of (i) the Liquidation Value plus (ii) any unpaid, accrued and accumulated dividends as of the immediately preceding Dividend Payment Date with respect to such Series A-1 Preferred Shares to be converted plus (iii) if the Company does not pay such amounts in cash on the Conversion Date, then all such unpaid, accrued and accumulated dividends that have accrued from the immediately preceding Dividend Payment Date up to, but excluding, the Conversion Date with respect to such Series A-1 Preferred Shares to be converted and then (b) dividing the result by the Conversion Price in effect immediately prior to such conversion, and in addition thereto, such holder shall receive cash in lieu of any fractional shares as set out in Section 7.3(d).

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7.2           Mandatory Conversion.

(a)           Subject to the provisions of this Section 7, for so long as ADSs are listed on the Trading Market, if at any date and from time to time on or after the Original Issuance Date, (1) the Daily VWAP of each of twenty-four (24) or more Trading Days within a period of thirty (30) consecutive Trading Days ending on such date equals or exceeds the Conversion Threshold for the applicable Trading Day and (2) the Daily VWAP of the last Trading Day of such thirty (30)-day period equals or exceeds the Conversion Threshold for such last Trading Day (collectively, the “Mandatory Conversion Trigger Event”), the Company shall have the right to notify the holders of Series A-1 Preferred Shares in accordance with the requirements and procedures set out in Section 7.3(b), whereupon all but not less than all of the outstanding Series A-1 Preferred Shares (including any fraction of a Series A-1 Preferred Share) held by such holders, plus (a) any unpaid, accrued and accumulated dividends thereon as of the immediately preceding Dividend Payment Date and (b) unless the Company pays such amounts in cash on the Conversion Date, any unpaid, accrued and accumulated dividends thereon that have accrued from the immediately preceding Dividend Payment Date up to, but excluding, the Conversion Date, shall be converted into Conversion Securities; provided, that the Company shall not be entitled to exercise such mandatory conversion right under this Section 7.2 unless:

(i)	all the Conversion Securities to be received upon conversion are either (A) available for resale under Rule 144 promulgated by the U.S. Securities and Exchange Commission under the Securities Act without volume limitations, or (B) registered for resale by the holders thereof on a delayed or continuous basis on an effective registration statement, there is no stop order with respect to such registration statement, the Conversion Securities will not be subject to any holdback or underwriter lock-up upon conversion, and the Company reasonably believes that such availability for resale under Rule 144 or registration statement will be continuously available for resale of such Conversion Securities for the seven (7) Trading Days following the Conversion Securities Delivery Date (which 7 Trading Days cannot be the last seven Trading Days of August or December) (the “7-Day Period”);

(ii)	the public trading of such Conversion Securities on the Trading Market shall not be subject to any blackout restrictions under the Company’s insider trading policy or deferral (as such term is used in Section 1.2(d) of the Registration Rights Agreement) for at least the 7-Day Period following the Conversion Securities Delivery Date, during the entirety of which the Company’s directors who are not executive officers are not subject to any trading restrictions under the Company’s insider trading policies; and

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(iii)	any material non-public information that has been provided by the Company or its authorized representatives to the Holders’ Representative would no longer be material non-public information as of the Conversion Securities Delivery Date and for the duration of the 7-Day Period.

(b)           For the avoidance of doubt, if the Company elects, at its sole discretion, for any unpaid, accrued and accumulated dividends that have accrued since the immediately preceding Dividend Payment Date with respect to Series A-1 Preferred Shares being converted to be paid in cash, the Company shall pay such unpaid, accrued and accumulated dividends to the holder(s) in cash on the Conversion Date. The number of Conversion Securities into which any holder’s Series A-1 Preferred Shares shall be converted shall be determined by (i) multiplying the number of Series A-1 Preferred Shares (including any fraction of a Series A-1 Preferred Share) to be converted by the sum of (x) the Liquidation Value plus (y) any unpaid, accrued and accumulated dividends as of the immediately preceding Dividend Payment Date with respect to such Series A-1 Preferred Shares plus (z) if the Company does not pay such amounts in cash on the Conversion Date, then all such unpaid, accrued and accumulated dividends that have accrued since the immediately preceding Dividend Payment Date up to, but excluding, the Conversion Date, with respect to such Series A-1 Preferred Shares and then (ii) dividing the result by the Conversion Price in effect immediately prior to such conversion, and in addition thereto, such holder shall receive cash in lieu of any fractional shares as set out in Section 7.3(d).

(c)           In the event that the listing of the Conversion Securities on an international securities exchange other than the Trading Market shall occur as to which the provisions of Section 7.2 above are not strictly applicable, then the Company and holders of a majority of the then outstanding Series A-1 Preferred Shares, acting reasonably and in good faith, shall determine the appropriate adjustment to be made, on a basis consistent with the essential intent and principles established in Section 7.2 above.

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7.3           Procedures for Conversion; Effect of Conversion

(a)           Procedures for Holder Conversion. In order to effectuate a conversion of Series A-1 Preferred Shares pursuant to Section 7.1, a holder shall (i) submit a written election to the Company that such holder elects to convert Series A-1 Preferred Shares specifying (x) the number of Series A-1 Preferred Shares elected to be converted, (y) whether the Series A-1 Preferred Shares shall be converted into Class A Ordinary Shares or ADSs and (z) any other information that such holder reasonably believes to be necessary or appropriate for such conversion and (ii) deliver, along with such written election, to the Company (or the Depositary or the Company’s registered office provider as specified by the Company) the original certificate or certificates, if any, representing the Series A-1 Preferred Shares being converted or, in the event such certificate or certificates are lost, stolen or missing, accompanied by an affidavit of loss executed by such holder, as well as deliver any other documents or information reasonably and customarily requested by the Depositary or the Company’s registered office provider in the manner and to the place reasonably required by such Depositary or registered office provider to be delivered (all items under this sub-clause (ii), collectively, the “Conversion Documents”). Each holder shall have the right to elect to receive Class A Ordinary Shares or ADSs in the event of a conversion pursuant to Section 7.1. The conversion of such Series A-1 Preferred Shares hereunder shall be deemed effective as of the date of submission of such written election and delivery of the Conversion Documents, and upon effectiveness of such conversion, the Series A-1 Preferred Shares so fully converted shall be re-classified as Class A Ordinary Shares; provided, however, that in connection with a Reorganization Event whereby the Series A-1 Preferred Shares are to be converted in accordance with Section 7.6(c), a conversion notice may be conditional on the completion of such Reorganization Event. For the avoidance doubt, the conversion of any Series A-1 Preferred Shares into Class A Ordinary Shares or ADSs is a re-classification of shares and does not involve the redemption of the corresponding Series A-1 Preferred Shares or the issuance of new shares. Upon the receipt by the Company of a written election and the delivery of the Conversion Documents, the Company shall deliver, as promptly as practicable (but in any event within five (5) Business Days thereafter), to the relevant holder (A)(i) if such holder elects to convert the Series A-1 Preferred Shares into Class A Ordinary Shares, (1) a certified copy of the Company’s register of members or an excerpt thereof reflecting such holder’s ownership of such Class A Ordinary Shares to which such holder shall be entitled upon conversion of the applicable Series A-1 Preferred Shares, and (2) a share certificate representing such Class A Ordinary Shares registered in the name of such holder to which such holder shall be entitled upon conversion of the applicable Series A-1 Preferred Shares as calculated pursuant to Section 7.1, and (ii) if such holder elects to convert the Series A-1 Preferred Shares into ADSs, (1) a certified copy of the Company’s register of members or an excerpt thereof reflecting the Depositary’s ownership of the underlying Class A Ordinary Shares represented by the ADSs into which applicable Series A-1 Preferred Shares are converted, and (2) evidence to the reasonable satisfaction of such holder that the ADSs to which such holder shall be entitled upon conversion of the applicable Series A-1 Preferred Shares has been credited on the books of The Depository Trust Company to the brokerage account(s) designated by such holder; (B) if the Company elects any accumulated and accrued dividends from the immediately preceding Dividend Payment Date up to, but excluding, the Conversion Date, to be paid in cash, the cash amount in immediately available funds of such accumulated and accrued dividends; and if applicable; and (C)(i) a share certificate representing the number of Series A-1 Preferred Shares delivered to the Company for conversion but otherwise not elected to be converted pursuant to the written election, and (ii) a certified copy of the Company’s register of members or an excerpt thereof reflecting such holder’s ownership of such Series A-1 Preferred Shares delivered to the Company for conversion but otherwise not elected to be converted pursuant to the written election. All Conversion Securities issued hereunder by the Company shall be duly and validly issued, fully paid and non-assessable, free and clear of all Taxes, liens, charges and encumbrances with respect to the issuance thereof.

(b)            Procedures for Mandatory Conversion. In order to effectuate a conversion of Series A-1 Preferred Shares pursuant to Section 7.2, the Company shall submit a written election (the “Mandatory Conversion Notice”) to each holder, as soon as practicable (but in any event within ten (10) Business Days) after the occurrence of the Mandatory Conversion Trigger Event (such period, the “Mandatory Conversion Notification Period”), that the Company intends to convert all issued and outstanding Series A-1 Preferred Shares and specifying that each holder shall deliver, in accordance with such written election, to the Company (or the Depositary or the Company’s registered office provider if so required by the Company) the Conversion Documents. For the avoidance of doubt, if the Company does not submit a Mandatory Conversion Notice to the holders of Series A-1 Preferred Shares pursuant to Section 7.2 within the Mandatory Conversion Notification Period, the Company shall not effect such conversion without again the occurrence of the Mandatory Conversion Trigger Event and the submission by the Company of a Mandatory Conversion Notice in such manner and by such time provided in this Section 7.3(b). Each holder shall have the right to elect to (i) convert the Series A-1 Preferred Shares into Class A Ordinary Shares or ADSs in the event of conversion pursuant to Section 7.2 and (ii) receive any accumulated and accrued dividends on the Series A-1 Preferred Shares pursuant to Section 7.2. The conversion of such Series A-1 Preferred Shares hereunder shall be deemed effective on the fifth (5th) Business Day immediately following the date on which the Mandatory Conversion Notice is received by the holder (such date, the “Mandatory Conversion Date”). Upon effectiveness of such conversion, the Series A-1 Preferred Shares so converted shall be re-classified as Class A Ordinary Shares and the Company shall deliver, as promptly as practicable (but in any event within five (5) Business Days) after the later to occur of (x) the receipt by the Company of a holder’s written election of whether the Series A-1 Preferred Shares shall be converted into Class A Ordinary Shares or ADSs and (y) the delivery of the Conversion Documents, to the relevant holder (A) if such holder elects to convert the Series A-1 Preferred Shares into Class A Ordinary Shares, (1) a certified copy of the Company’s register of members or an excerpt thereof reflecting such holder’s ownership of such Class A Ordinary Shares to which such holder shall be entitled upon conversion of the applicable Series A-1 Preferred Shares, and (2) a share certificate evidencing such holder’s ownership of such Class A Ordinary Shares to which such holder shall be entitled upon conversion of the applicable Series A-1 Preferred Shares as calculated pursuant to Section 7.2, and (B) if such holder elects to convert the Series A-1 Preferred Shares into ADSs, (1) a certified copy of the Company’s register of members or an excerpt thereof reflecting the Depositary’s ownership of the underlying Class A Ordinary Shares represented by the ADSs into which applicable Series A-1 Preferred Shares are converted, and (2) evidence to the reasonable satisfaction of such holder that the ADSs to which such holder shall be entitled upon conversion of the applicable Series A-1 Preferred Shares has been credited on the books of The Depository Trust Company to the brokerage account designated by such holder (the date of such deliveries in either (A) or (B), the “Conversion Securities Delivery Date”). For the avoidance doubt, the conversion of any Series A-1 Preferred Shares into Class A Ordinary Shares or ADSs is a re-classification of shares and does not involve the redemption of the corresponding Series A-1 Preferred Shares or the issuance of new shares. All Conversion Securities issued hereunder by the Company shall be duly and validly issued, fully paid and non-assessable, free and clear of all Taxes, liens, charges and encumbrances with respect to the issuance thereof.

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(c)            Conversion into ADSs. To the extent that any holder of Series A-1 Preferred Shares elects to convert its Series A-1 Preferred Shares into ADSs pursuant to Section 7.1 or Section 7.2, the Company shall (i) do and perform, or cause to done and performed, all such acts and things (including to provide any consent or confirmation and to satisfy any other procedural or substantive requirements under that certain deposit agreement dated April 20, 2011 among the Company, Citibank, N.A. (as depositary, the “Depositary”) and the holders and beneficial owners of American depositary shares issued thereunder (as amended, restated, supplemented or modified from time to time)), and shall execute and deliver all such other agreements, certificates, instruments and documents, as may be necessary or reasonably requested by such holder, in order to effect the conversion into ADSs of the Series A-1 Preferred Shares being converted, and (ii) shall otherwise facilitate and effect (or cause to be effected) the conversion of such Series A-1 Preferred Shares into ADSs and deliver such ADSs to such holder in accordance with Section 7.3(a) or Section 7.3(b) (as the case may be) (including the time periods set forth therein). The Company, on the one hand, and the applicable holder(s) of Series A-1 Preferred Shares that are being converted, on the other hand, shall each pay fifty percent (50%) of the fees and expenses incurred as a result of effecting the deposit arrangement referred to in this Section 7.3(c), including ADS conversion fees.

(d)            Fractional Shares. The Company shall not issue any fractional Class A Ordinary Share or ADS upon conversion of Series A-1 Preferred Shares. Instead, the Company shall pay a cash adjustment to the holder of Series A-1 Preferred Shares being converted based upon the Current Market Price on the Trading Day prior to the Conversion Date.

(e)            Effect of Conversion. All Series A-1 Preferred Shares fully converted as provided in Section 7.1 or Section 7.2 shall be deemed as having been re-classified as Class A Ordinary Shares as of the applicable Conversion Date and all rights with respect to such Series A-1 Preferred Shares shall immediately cease and terminate as of such time, other than the shareholder rights associated with the Conversion Securities, and if applicable, the right to receive dividends in cash, and payment in lieu of any fraction of a Series A-1 Preferred Share in exchange therefor. The “Conversion Date” means (i) with respect to conversion of any Series A-1 Preferred Shares at the option of any holder pursuant to Section 7.1, the date on which such holder complies with the procedures in Section 7.3(a) (including the submission of the written election to the Company of its election to convert), and (ii) with respect to a mandatory conversion pursuant to Section 7.2, the Mandatory Conversion Date. If a holder submits the Series A-1 Preferred Shares for conversion, the Company shall pay (i) any documentary, stamp or similar issue or transfer tax due on the delivery of the ADSs upon such conversion of the Series A-1 Preferred Shares (or the issuance of the underlying Class A Ordinary Shares), unless the tax is due because such holder requests such ADSs (or such Class A Ordinary Shares) to be issued in a name other than such holder’s name, in which case such holder will pay that tax; and (ii) fifty percent (50%) of the Depositary’s fees for issuance of the ADSs.

7.4           Reservation of Shares. The Company shall at all times when any Series A-1 Preferred Shares are outstanding reserve and keep available out of its authorized but unissued capital shares, solely for the purpose of issuance upon the conversion of the Series A-1 Preferred Shares, such number of Conversion Securities issuable upon the conversion of all outstanding Series A-1 Preferred Shares pursuant to this Section 7, taking into account any adjustment to such number of Conversion Securities so issuable in accordance with Section 7.6 hereof. The Company shall take all such actions as may be necessary to assure that all such Conversion Securities may be so issued without violation of any applicable law or governmental regulation or any requirements of any Trading Market. The Company shall not close its books against the transfer of any of its capital shares in any manner which would prevent the timely conversion of the Series A-1 Preferred Shares.

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7.5            No Charge or Payment. Upon request by any holder of Series A-1 Preferred Shares, the Company shall issue, or cause to be issued, one or more certificates for Conversion Securities upon conversion of Series A-1 Preferred Shares pursuant to Section 7.1 or Section 7.2. The issuance of certificate(s) for Conversion Securities upon conversion of Series A-1 Preferred Shares pursuant to Section 7.1 or Section 7.2 shall be made without payment of additional consideration by, or other charge, cost or Tax to, the holder in respect thereof, other than fifty percent (50%) of the Depositary’s fees for issuance of ADSs.

7.6            Adjustment to Conversion Price and Number of Conversion Securities. In order to prevent dilution of the conversion rights granted under this Section 7, the Conversion Price and the number of Conversion Securities issuable on conversion of the Series A-1 Preferred Shares shall be subject to adjustment from time to time as provided in this Section 7.6. Notwithstanding anything to the contrary in this Certificate of Designation, the terms in relation to adjustment to Conversion Price as provided in this Section 7.6 shall be deemed to become effective on and the Conversion Price shall be adjusted pursuant to the terms hereof from the issuance date of the Convertible Notes.

(a)            Subdivisions and Combinations. In case the issued and outstanding Class A Ordinary Shares shall be subdivided (whether by share subdivision, recapitalization or otherwise) into a greater number of Class A Ordinary Shares or combined (whether by consolidation, reverse share split or otherwise) into a lesser number of Class A Ordinary Shares, as applicable, then the Conversion Price in effect at the opening of business on the day following the day upon which such subdivision or combination becomes effective shall be adjusted to equal the product of the Conversion Price in effect on such date and a fraction the numerator of which shall be the number of Class A Ordinary Shares outstanding immediately prior to such subdivision or combination, and the denominator of which shall be the number of Class A Ordinary Shares outstanding immediately after such subdivision or combination. Such adjustment shall become effective retroactively to the close of business on the day upon which such subdivision or combination becomes effective.

(b)            Dividends or Distributions Payable in Class A Ordinary Shares. In case the Company shall pay or make a dividend or other distribution on Class A Ordinary Shares or ADSs payable in Class A Ordinary Shares or ADSs, as applicable (in which case, for the avoidance of doubt, the holders of Series A-1 Preferred Shares shall not participate), the Conversion Price in effect at the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such dividend or other distribution shall be reduced by multiplying such Conversion Price by a fraction the numerator of which shall be the number of Class A Ordinary Shares or ADSs, as applicable, outstanding at the close of business on the record date fixed for such determination and the denominator of which shall be the sum of such number of Class A Ordinary Shares or ADSs, as applicable, outstanding at the close of business on the record date fixed for such determination and the total number of Class A Ordinary Shares or ADSs, as applicable, constituting such dividend or other distribution, such reduction to become effective retroactively to a date immediately following the close of business on the record date for the determination of the holders entitled to such dividends and distributions. For the purposes of this Section 7.6(b), the number of Class A Ordinary Shares or ADSs, as applicable, at any time outstanding shall not include shares held in the treasury of the Company. The Company will not pay any dividend or make any distribution on Class A Ordinary Shares or ADSs, as applicable, held in the treasury of the Company.

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(c)            Reorganization Events. If there shall occur any reclassification, statutory exchange, reorganization, recapitalization, consolidation or merger involving the Company with or into another Person (excluding a merger solely for the purpose of changing the Company’s jurisdiction of incorporation) (a “Reorganization Event”), then, subject to Section 5, following any such Reorganization Event, each Series A-1 Preferred Share shall remain issued and outstanding and be convertible, at the option of the holder thereof, into the number, kind and amount of securities, cash or other property which a holder of such Series A-1 Preferred Share would have received in such Reorganization Event had such holder converted its Series A-1 Preferred Shares into the applicable number of Conversion Securities immediately prior to the effective date of the Reorganization Event using the Conversion Price applicable immediately prior to the effective date of the Reorganization Event; and, in such case, appropriate adjustment shall be made in the application of the provisions in this Section 7.6 set forth with respect to the rights and interest thereafter of the holders, to the end that the provisions set forth in this Section 7.6 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably practicable, in relation to any shares or other property thereafter deliverable upon the conversion of the Series A-1 Preferred Shares. The Company (or any successor) shall, no less than twenty (20) Business Days prior to the occurrence of any Reorganization Event, provide written notice to the holders of Series A-1 Preferred Shares of such occurrence of such event and of the kind and amount of the cash, securities or other property that each Series A-1 Preferred Share will be convertible into under this Section 7.6(c). Failure to deliver such notice shall not affect the operation of this Section 7.6(c). The Company shall not consummate, or enter into any agreement for, a transaction constituting a Reorganization Event unless, to the extent that the Company is not the surviving corporation in such Reorganization Event, or will be dissolved in connection with such Reorganization Event, proper provision shall be made in the agreements governing such Reorganization Event for, if elected by the holder thereof, the conversion of the Series A-1 Preferred Shares into stock or shares of the Person surviving such Reorganization Event or such other continuing entity in such Reorganization Event or, in the event any holder of Series A-1 Preferred Shares does not so elect to convert, the Series A-1 Preferred Shares remaining issued and outstanding following the consummation of such Reorganization Event with the rights, powers, preferences and privileges set forth in this Certificate of Designation.

(d)            ADS-Class A Ordinary Share Exchange Ratio. If the number of Class A Ordinary Shares represented by the ADSs as at the Original Issuance Date is changed for any reason, the Company shall make an appropriate adjustment to the Conversion Price such that the number of Class A Ordinary Shares represented by the ADSs upon which any conversion of Series A-1 Preferred Shares is based remains the same. Any reference in this Section 7.6 to issuances or other actions taken in respect of Class A Ordinary Shares or otherwise for the benefit of shareholders of the Company shall also include (without double counting) issuances or other actions that are given effect through the issuance, or other action taken in respect, of ADSs.

(e)            Other Equitable Adjustments. In case any event or circumstance shall occur as to which the provisions of Section 7.6(a) through Section 7.6(d) above are not strictly applicable, but the failure to make any adjustment to the Conversion Price would not fairly protect the conversion rights of the Series A-1 Preferred Shares in accordance with the essential intent and principles hereof, then, in each such case, the Company, acting reasonably and in good faith, shall determine the appropriate adjustment to be made, on a basis consistent with the essential intent and principles established in Section 7.6(a) through Section 7.6(d) above necessary to preserve, without dilution, the conversion rights of the Series A-1 Preferred Shares. If holders of a majority of the Series A-1 Preferred Shares disagree with such determination by the Company, then the Company shall, at its own expense, appoint an Independent Investment Bank to give their opinion as soon as reasonably practicable as to the appropriate adjustment to be made, if any, on the basis describe above.  Upon receipt of such opinion, the Company shall promptly mail a copy thereof to the holders of Series A-1 Preferred Shares and, unless otherwise agreed by holders of a majority of the Series A-1 Preferred Shares then outstanding, the Company shall make an adjustment on the basis of such opinion.

(f)            Rounding; Par Value. All calculations under Section 7.6 shall be made to the nearest 1/10,000th of a cent or to the nearest 1/10,000th of a share, as the case may be. No adjustment in the Conversion Price shall reduce the Conversion Price below the then par value of Class A Ordinary Shares.

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(g)            Certificate as to Adjustment.

(i)            As promptly as reasonably practicable following any adjustment of the Conversion Price, but in any event not later than thirty (30) days thereafter, the Company shall furnish to each holder of record of Series A-1 Preferred Shares at the address specified for such holder in the register of members of the Company (or at such other address as may be provided to the Company in writing by such holder) a certificate of an executive officer setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof.

(ii)           As promptly as reasonably practicable following the receipt by the Company of a written request by any holder of Series A-1 Preferred Shares, but in any event not later than thirty (30) days thereafter, the Company shall furnish to such holder a certificate of an executive officer certifying the Conversion Price then in effect and the number of Conversion Securities or the amount, if any, of other shares, securities or assets then issuable to such holder upon conversion of the Series A-1 Preferred Shares held by such holder.

(h)            Notices. In the event:

(i)	that the Company shall take a record of the holders of Ordinary Shares (or other capital shares or securities at the time issuable upon conversion of the Series A-1 Preferred Shares) for the purpose of entitling or enabling them to receive any dividend or other distribution, to vote at a meeting (or by written consent), to receive any right to subscribe for or purchase any capital shares of any class or any other securities, or to receive any other security; or

(ii)	without duplication of the notice requirement in Section 7.6(c), of any capital reorganization of the Company, any reclassification of the Ordinary Shares of the Company, any consolidation or merger of the Company with or into another Person, or sale of all or substantially all of the Company’s assets to another Person to the extent such capital reorganization, reclassification, consolidation, merger or sale does not constitute a Reorganization Event;

then, and in each such case, unless the Company has previously publicly announced such information (including through filing or furnishing such information with the U.S. Securities and Exchange Commission), the Company shall send or cause to be sent to each holder of record of Series A-1 Preferred Shares at the address specified for such holder in the books and records of the Company (or at such other address as may be provided to the Company in writing by such holder) at least five (5) days prior to the applicable record date or the applicable expected effective date, as the case may be, for the event, a written notice specifying, as the case may be, (A) the record date for such dividend, distribution, meeting or consent or other right or action, and a description of such dividend, distribution or other right or action to be taken at such meeting or by written consent, or (B) the effective date on which such reorganization, reclassification, consolidation, merger or sale is proposed to take place, and the date, if any is to be fixed, as of which the books of the Company shall close or a record shall be taken with respect to which the holders of record of Ordinary Shares (or such other capital shares or securities at the time issuable upon conversion of the Series A-1 Preferred Shares) shall be entitled to exchange their shares of Ordinary Shares (or such other capital shares or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A-1 Preferred Shares and the Conversion Securities.

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7.7            Listing. If the Company proposes to undertake a listing (including a secondary or dual primary listing) of its equity securities on an international securities exchange other than the Trading Market (including without limitation the Stock Exchange of Hong Kong) approved by the Board (such a listing, a “Listing”), the Company shall use its best efforts to cause any Series A-1 Preferred Share, at the request of a holder of such Series A-1 Preferred Share, to be convertible into Conversion Securities in depositary receipt or other form that will be duly listed and admitted to trading on such international securities exchange upon consummation of the Listing, and shall take all necessary actions, including without limitation applying the conversion process, procedures and adjustments provided under Section 7, mutatis mutandis, to such securities.

8.              Effectiveness. This Certificate of Designation shall become effective on the date first stated above; provided, that, notwithstanding anything to the contrary in this Certificate of Designation, the terms in relation to adjustment to Conversion Price as provided in Section 7.6 shall be deemed to become effective on and the Conversion Price shall be adjusted pursuant to Section 7.6 from the issuance date of the Convertible Notes.

9.              Notices. Except as otherwise provided herein, all notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent (a) to the Company, at its principal executive offices and (b) to any shareholder, at such shareholder’s address at it appears in the books and records of the Company (or at such other address for a shareholder as shall be specified in a notice given in accordance with this Section 9).

10.            Amendment and Waiver. No provision of this Certificate of Designation may be amended, modified or waived except by an instrument in writing executed by the Company and holders of Series A-1 Preferred Shares holding a majority of the Series A-1 Preferred Shares then outstanding, and any such written amendment, modification or waiver will be binding upon the Company and each holder of Series A-1 Preferred Shares; provided, that no amendment, modification or waiver of the terms or relative priorities of the Series A-1 Preferred Shares may be accomplished by the merger, consolidation or other transaction of the Company with another Company or entity unless the Company has obtained the prior written consent of the holders of Series A-1 Preferred shares holding a majority of the Series A-1 Preferred Shares then outstanding in accordance with this Section 10.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the undersigned has signed this Certificate of Designation, Preferences and Rights as of the date first written above.

By:
Name:	Sheng Chen
Title:	Executive Chairman of the Board of Directors

SCHEDULE 1

Schedule of Investors

Name	Principal Amount of Notes (US$)	Purchase Price (US$)
VECTOR HOLDCO PTE. LTD.	[**]	[**]
BTO VECTOR FUND FD (CYM) L.P.	[**]	[**]

SCHEDULE 2

Company Bank Account

Beneficiary Name:	VNET Group, Inc.
Address:	[**]
Account No:	[**]
Bank Name:	[**]
Swift Code:	[**]
Bank Address:	[**]
Agent Bank:	[**]
SWIFT CODE:	[**]

SCHEDULE 3

Restricted Person

[**]